As confidentially submitted to the Securities and Exchange Commission on January 9, 2014

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

A10 NETWORKS, INC.

(Exact name of Registrant as specified in its charter)

California (prior to reincorporation) Delaware (after reincorporation)	3576	20-1446869

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3 West Plumeria Drive

San Jose, CA 95134

(408) 325-8668

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lee Chen

President and Chief Executive Officer

A10 Networks, Inc.

3 West Plumeria Drive

San Jose, CA 95134

(408) 325-8668

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Herbert P. Fockler Mark B. Baudler Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert Cochran Vice President, Legal and Corporate Collaboration A10 Networks, Inc. 3 West Plumeria Drive San Jose, CA 95134 (408) 325-8668	Jorge del Calvo Stanton D. Wong Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.00001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2014

             Shares

COMMON STOCK

A10 Networks, Inc. is offering              shares of its common stock and the selling stockholders are offering              shares. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to list our common stock on the              under the symbol “ATEN.”

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to A10 Networks	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2014.

MORGAN STANLEY	BofA MERRILL LYNCH	J.P. MORGAN

RBC CAPITAL MARKETS

PACIFIC CREST SECURITIES	OPPENHEIMER & CO.

                    , 2014

Neither we nor the selling stockholders have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless the context otherwise requires, the terms “A10,” “the company,” “we,” “us” and “our” in this prospectus refer to A10 Networks, Inc., and its subsidiaries.

A10 NETWORKS, INC.

Overview

We are a leading provider of advanced application networking technologies. Our solutions enable enterprises, service providers, Web giants and government organizations to accelerate, secure and optimize the performance of their data center applications and networks. Our products are built on our Advanced Core Operating System, or ACOS, platform of advanced networking technologies, which is designed to enable our products to deliver substantially greater performance and security relative to prior generation application networking products. Our software based ACOS architecture also provides the flexibility that enables us to expand our business to offer additional products to solve a growing array of networking and security challenges arising from increased Internet cloud and mobile computing.

We currently offer three software based advanced application networking solutions. These are Application Delivery Controllers, or ADCs, to optimize data center performance; Carrier Grade Network Address Translation, or CGN, to provide address and protocol translation services for service provider networks; and a Distributed Denial of Service Threat Protection System, or TPS, for network-wide security protection. We deliver these solutions both on optimized hardware appliances and as virtual appliances across our Thunder Series and AX Series product families.

Our ACOS platform architecture is optimized for modern 64-bit computer processors, or CPUs, which increasingly have multiple parallel processing cores that operate within a single CPU for higher efficiency and performance scalability. In order to maximize the capabilities of these increasingly dense multi-core CPUs, ACOS implements a proprietary shared memory architecture that provides all cores with simultaneous access to common memory. This shared memory architecture enables our products to utilize these multi-core CPUs efficiently and scale performance with increasing CPU cores. As a result, we believe our ACOS application networking platform enables us to provide our end-customers with products that can deliver superior price performance benefits over products that lack these capabilities. We believe our products can process two to five times more web transactions (measured as Layer 4 connections per second) in certain head to head product comparisons per unit of computing and memory resources, power, rack space or list price. ACOS’s high performance design enables our products to address a wide range of today’s performance-driven networking challenges. For example, we have expanded our products’ capabilities to defend against the rising volume of large scale, sophisticated cyber security threats, such as Distributed Denial of Service, or DDoS, and other increasingly sophisticated high volume network attacks. The flexible software design of ACOS enables our end-customers to deploy our products across a number of new models for IT operations, such as managed hosting of their network by a third party provider and Internet cloud-based applications and networks.

We sell our products globally to service providers and enterprises that depend on data center applications and networks to generate revenue and manage operations efficiently. Our high-touch sales force engages directly or through indirect distribution channels with our end-customers. We believe that a high-touch, customer-focused selling process is important before, during and after the sale of our products to maximize our sales success.

Product fulfillment is generally done through our original equipment manufacturers or distribution channel partners. As of September 30, 2013, we had sold our products to more than 2,500 customers across 65 countries, including three of the top four United States wireless carriers, seven of the top ten United States cable providers, and three of the top four wireless carriers in Japan, in addition to other global enterprises, Web giants and governmental organizations. Our business is geographically diversified with 48% of our total revenue from the United States, 31% from Japan and 21% from the rest of the world for the nine months ended September 30, 2013.

For the years ended December 31, 2010, 2011 and 2012, our total revenue was $55.3 million, $91.3 million and $120.1 million, representing a compound annual growth rate of approximately 47% from 2010 to 2012. Our total revenue grew 32% from 2011 to 2012. Our total revenue for the nine months ended September 30, 2012 was $85.7 million and increased to $99.5 million for the nine months ended September 30, 2013. For the years ended December 31, 2010, 2011 and 2012, our gross margin was 78%, 80%, and 80%. Our gross margin for the nine months ended September 30, 2012 and 2013 was 79% and 78%. We generated net income (loss) of $5.2 million, $7.3 million and $(90.2) million for the years ended December 31, 2010, 2011 and 2012, and $(87.7) million and $(21.5) million for the nine months ended September 30, 2012 and 2013. Our net income (loss) in these periods was affected by the settlement of, and legal expenses related to, our litigation with Brocade Communications Systems, Inc.

Our Industry

Organizations are increasingly dependent on their websites and data center infrastructure for business operations. IT administrators struggle to ensure continuous availability of these business critical resources in the face of escalating performance expectations, demands to migrate to cloud computing and increasingly sophisticated cyber security attacks. IT administrators are therefore seeking new application networking technologies to optimize the performance and security of data center applications and networks.

Trends Driving Continued Evolution of Application Networking

Commercial damage and customer dissatisfaction from poor website, data center application and network performance can have a lasting negative impact well beyond the expenses related directly to the downtime. To optimize data center application and network performance and avoid unforeseen downtime, organizations deploy application networking technology to ensure the performance and security of data center resources. These organizations must simultaneously address significant networking industry trends such as:

•

Increased Adoption of Cloud Computing Applications. According to Cisco’s Global Cloud Index, global Internet Protocol, or IP, traffic for cloud-based applications will grow at a 35% compound annual growth rate from 2012 through 2017, while data center traffic generally will grow at a 25% compound annual growth rate over the same period. As organizations move their business critical applications to the cloud, they need application networking solutions optimized for cloud computing that can scale with the performance demands and security expectations of this growth.

•

Increased Network Complexity Due to Virtualization and Software Defined Networking Adoption. The increased use of virtual servers and software defined networks is increasing network complexity. To deal with this complexity, organizations require next-generation application networking solutions that are flexible and dynamic.

•

Rapid Growth of Internet-Connected Devices and the Exhaustion of the Existing IP Address Space. The rapid growth of mobile and other Internet-connected devices has overwhelmed the current Internet Protocol addressing scheme, IPv4, which will be fully exhausted in major markets such as the United States, Europe and Asia by 2015. To support this rapid growth of Internet-connected devices, the industry is transitioning to the next-generation addressing system, IPv6. As this transition unfolds, application networking technology will play an increasingly significant role in managing two Internet connection standards, simultaneously extending the viability of IPv4 and enabling end-customers to move to the IPv6 standard.

•

Increasing Risk from Cyber Security Threats. Cybercriminals, foreign military intelligence organizations and amateur hackers are targeting the data centers of organizations of every type. One particular cyber threat, DDoS, is particularly nefarious and presents a significant threat to any network. As these and other types of attacks have become more frequent and sophisticated, organizations increasingly rely on application networking technologies for defense.

•

Exponential Growth in Data Center Speeds. Organizations are enhancing the performance of their networks by increasing the data traffic speeds of their data center networks from the 1 and 10 Gigabit Ethernet rates in use over the last ten years to 40 Gigabit Ethernet currently and evolving to 100 Gigabit Ethernet as soon as 2015. Organizations require high performance application networking technology to ensure data center application and network performance and security are maintained despite rapidly escalating data rates.

Limitations of Alternative Approaches in Addressing These Challenges

Conventional networking equipment is built on custom designed semiconductors and is limited to only basic data forwarding and security functions based on a narrow range of address fields within a data packet. Due to these rigid designs and limited capabilities, conventional networking equipment cannot process more advanced application data and thus cannot effectively perform application-layer networking functions.

To address these shortcomings, first-generation application networking products were developed that could inspect and take action based upon the specific application of data traffic. This capability is referred to as being application-aware. First generation application networking products were able to improve application performance and security in ways not possible for conventional networking equipment. Examples of these first-generation application networking products include server load balancers and intrusion prevention systems. However, these first-generation products have fundamental limitations, including general purpose computing architectures that do not provide for sharing of memory resources and thus cannot fully utilize the functionality of modern, multi-core processors. These products lack the performance capabilities necessary to rapidly analyze application data at the rates necessary to meet performance and security requirements in modern data centers.

Need for Next-Generation High Performance Application Networking

In order to address these increasingly complex network challenges, a new generation of application-aware networking solutions is needed in order to look deeply into application content, modify content for performance optimization or security purposes, and forward the traffic at rapidly escalating network data rates. Next-generation application networking solutions require:

•

Ability to Scale with High Speed Network Traffic. Next-generation application networking technologies must be able to analyze application data intelligently as they move through faster networks to take full advantage of the increasing computing power of modern multi-core processors.

•

Platform to Provide Broad Application Extensibility. First-generation application networking technology has been unable to respond effectively to the dynamic requirements of modern applications and cloud computing. Next-generation application networking technology must be flexible and agile to address the increasing array of networking and application challenges.

•

Sophisticated Security Functionality. Next-generation application networking technology must provide exceptional application content, inspection capabilities and processing speeds to detect and mitigate the effects of large-scale sophisticated cyber security threats such as DDoS and other attacks at the application level of the network.

•

Ability to Accommodate a Variety of IT Delivery Models. Enterprises are increasingly handling their information technology needs in a variety of ways, including operating their own conventional dedicated data centers and outsourcing to managed IT hosting providers and providers of cloud-based applications to multiple clients. Organizations need consistent application networking features and functionality regardless of which IT model, or combination of models, they use, and regardless of whether their networks are in virtual or physical forms.

•

Predictable Operational Performance. As data center traffic grows, first-generation approaches have limitations that can cause unpredictable performance that cannot consistently meet expected service levels. Next-generation application networking needs to deliver appropriate levels of service at ever-increasing data traffic rates.

The Next-Generation Application Networking Market Opportunity

We believe that the total worldwide addressable market for next-generation application networking is a combination of discrete markets that represent aggregated expenditures of $12.7 billion in 2013. The next-generation application networking market consists of Application Delivery Controllers, Network Security Equipment and Secure Web Gateways. According to Gartner, these discrete market opportunities represent $1.9 billion, $8.6 billion and $2.2 billion.

The A10 Networks Solution

We are a leading provider of advanced application networking technologies. Our solutions are designed to enable enterprises, service providers, Web giants and governmental organizations to accelerate, secure and optimize the performance of their data center applications and networks. Our Advanced Core Operating System, or ACOS, platform incorporates our proprietary shared memory architecture, which is designed to utilize multi-core processors efficiently and provide increasing levels of performance with increasing processor density. We offer a range of software based solutions built on top of our ACOS platform that address a variety of performance and security challenges in customer networks. Our products can be deployed in a variety of forms, including optimized hardware appliances and as virtual appliances.

The customer benefits of our platform include:

•

High Performance Architecture Optimized for Efficiency. By taking advantage of the capabilities of multi-core processors through use of our proprietary shared memory architecture, we believe our ACOS application networking platform enables us to provide our end-customers with products that can deliver superior price performance benefits over products that lack these capabilities. We believe our products can process two to five times more web transactions (measured as Layer 4 connections per second) in certain head to head product comparisons per unit of computing and memory resources, power, rack space or list price.

•

Agile and Flexible Platform for a Growing Array of Application Networking Services. Our software based application networking platform is designed to provide flexibility for us to develop new applications to address broadening customer needs and to respond to increasing use of virtual services, software defined networks and other networking industry trends as they arise, helping end-customers integrate new networking models and technologies seamlessly.

•

High Performance Network Security Functionality. Our high performance application networking platform delivers a range of security features that decrypt, inspect and authenticate the flow of application content across a network, and then detect and mitigate the effects of sophisticated cyber security attacks, such as DDoS, that can threaten availability of the largest websites and networks around the world.

•

Support for Diverse IT Delivery Models. We offer a portfolio of solutions that address varying IT delivery models, including physical and virtual appliances, as well as licensing models that align to the particular IT delivery models used by the customer. We deliver a consistent set of features and interfaces for management of our products across a variety of IT models, so that enterprises and service providers can be assured of a similar experience regardless of model.

•

Predictable Policy Enforcement. The proprietary shared memory architecture of our ACOS platform is designed to assist network administrators in ensuring that desired levels of customer service are achieved and policies regarding network security are enforced.

•

Customer-Friendly Business Model. We have organized our product development, product pricing, sales and post-sales technical support efforts to collaborate with our end-customers to identify and satisfy their needs. For example, we offer single all-inclusive pricing for our products, which provides simplicity for end-customers, compared to our competitors who often have more complicated pricing and licensing models.

Our Growth Strategy

Our goal is to be the global leader in application networking. The key elements of our growth strategy include:

•

Extend Product Offerings Using Our ACOS Platform. We believe that our software based platform enables us to innovate quickly to adjust to the dynamics of the application networking market and customer trends. We intend to take advantage of the ACOS platform to continue to extend our portfolio of products, as we have demonstrated through the release of our CGN and TPS product lines.

•

Drive Greater Penetration into Our Customer Base. We intend to continue to expand our penetration into existing customer accounts, from an initial deployment of our products to broader deployments across the organization. We also intend to sell new products and services to existing end-customers, which provides us with opportunities for additional revenue.

•

Expand Our Global Sales Organization to Attract New Customers. We believe that the global market for application networking is large, and we intend to target new end-customers by continuing to invest in our high-touch sales organization.

•

Enhance and Expand Our Channel Partner Ecosystem. We intend to focus on enhancing and expanding in-depth relationships with partners that have strong application networking expertise and a reputation for providing solutions to customers. We also intend to increase the number of our distribution channel partners, OEMs and technology partners in order to expand our sales reach.

•

Invest and Enhance Our Marketing Programs. We intend to increase our investment substantially across all aspects of marketing, including product and solution marketing, branding, generation of leads, and corporate communications, to promote awareness of our ACOS platform.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We must successfully anticipate market needs and opportunities, and the market must continue to adopt our application networking products.

•	Our success depends on our timely development of new products and features to address rapid technological changes and evolving customer requirements.

•	We have experienced net losses in recent periods, anticipate increasing our operating expenses in the future and may not achieve or maintain profitability in the future.

•	Our operating results are likely to vary significantly from period to period and may be unpredictable, which could cause the trading price of our common stock to decline.

•	Timing of shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.

•	A limited number of our end-customers, including service providers, make large and concentrated purchases that comprise a significant portion of our revenue.

•

We have been and are a party to litigation and claims regarding intellectual property rights, resolution of which has been and may in the future be time-consuming and expensive, as well as require a significant amount of resources to prosecute, defend or make our products non-infringing.

•

We may not be able to adequately protect our intellectual property, and if we are unable to protect our intellectual property, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

•	We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

•

Some of our large end-customers require more favorable terms and conditions from their vendors and may request price concessions. As we seek to sell more products to these end-customers, we may be required to agree to terms and conditions that may have an adverse effect on our business.

Corporate Information

We were incorporated in the State of California in July 2004. We intend to reincorporate in the State of Delaware prior to the completion of this offering. Our principal executive offices are located at 3 West Plumeria Drive, San Jose, California 95134. Our telephone number at that location is (408) 325-8668. Our website address is www.a10networks.com. Information on our website is not part of this prospectus and should not be relied upon in determining whether to make an investment decision.

The A10 Networks design logo and the mark “A10” are the property of A10 Networks, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will remain an emerging growth company until the earliest of (a) the last day of the year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.0 billion, or (iii) in which we qualify as a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or (b) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Over-allotment option being offered by us	shares

Common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full)

Use of proceeds	General corporate purposes, working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures, and to fund our growth plans, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We may also, in our discretion, use a portion of the net proceeds to pay down certain existing debt obligations. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See “Use of Proceeds.”

Proposed Exchange symbol	ATEN

The number of shares of common stock to be outstanding after this offering is based on 186,478,579 shares of our common stock outstanding as of September 30, 2013, and excludes:

•	33,920,425 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2013, with a weighted-average exercise price of $0.90 per share; and

•

            shares of common stock reserved for future issuances and grants under our stock-based compensation plans, consisting of (i) 4,984,522 shares of common stock reserved for future awards under our 2008 Stock Option Plan as of September 30, 2013, (ii)             shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective on the date of this prospectus, and (iii)                 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective on the date of this prospectus. Upon completion of this offering, any remaining shares available for future awards under our 2008 Stock Option Plan will be added to the shares reserved under our 2014 Equity Incentive Plan, and we will cease granting awards under our 2008 Option Plan. Our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	our reincorporation from California to Delaware and the effectiveness of our restated certificate of incorporation, which we will file in connection with the completion of this offering;

•

the automatic conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into an aggregate of 149,989,403 shares of common stock upon the completion of this offering;

•	no exercise of outstanding options subsequent to , 2014; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. You should read the following tables in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the years ended December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the consolidated balance sheet data as of September 30, 2013 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical operating results are not necessarily indicative of results to be expected in the future, and our interim results are not necessarily indicative of results that should be expected for a full year or any subsequent period.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Products	$79,763	$99,891	$71,454	$78,596
Services	11,515	20,175	14,274	20,942

Total revenue	91,278	120,066	85,728	99,538
Cost of revenue(1):
Products	16,442	18,619	13,986	16,469
Services	2,033	5,891	4,228	5,783

Total cost of revenue	18,475	24,510	18,214	22,252

Gross profit	72,803	95,556	67,514	77,286
Operating expenses(1):
Sales and marketing	34,504	51,323	36,285	49,588
Research and development	16,652	25,513	18,282	24,625
General and administrative	3,110	10,225	6,741	11,213
Litigation	9,524	95,515	93,105	9,887

Total operating expenses	63,790	182,576	154,413	95,313

Income (loss) from operations	9,013	(87,020)	(86,899)	(18,027)
Other income (expense), net:
Interest expense	(241)	(135)	(116)	(1,445)
Interest income and other income (expense), net	(618)	(2,237)	(286)	(1,437)

Total other income (expense), net	(859)	(2,372)	(402)	(2,882)

Income (loss) before provision for income taxes	8,154	(89,392)	(87,301)	(20,909)
Provision for income taxes	850	758	423	586

Net income (loss)	7,304	(90,150)	(87,724)	(21,495)
Accretion of redeemable convertible preferred stock dividend(2)	—	—	—	(788)

Net income available (loss attributable) to common stockholders	$7,304	$(90,150)	$(87,724)	$(22,283)

Net income available (loss attributable) to common stockholders, basic	$943	$(90,150)	$(87,724)	$(22,283)

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2012		2012	2013
	(In thousands, except per share data)
Net income per share available (loss attributable) to common stockholders(3):
Basic	$0.03		$(2.88)	$(2.84)		$(0.65)

Diluted	$0.03		$(2.88)	$(2.84)		$(0.65)

Weighted-average shares used in computing net income per share available (loss attributable) to common stockholders(3):
Basic	27,737		31,288	30,854		34,324

Diluted	39,011		31,288	30,854		34,324

Pro forma net loss per share attributable to common stockholders (unaudited)(3):
Basic			$(0.62)			$(0.14)

Diluted			$(0.62)			$(0.14)

Weighted-average shares used in computing pro forma net loss attributable to common stockholders (unaudited)(3):
Basic			144,208			156,559

Diluted			144,208			156,559

Supplemental pro forma net loss attributable to common stockholders (unaudited)(4):
Basic		$			$

Diluted		$			$

Supplemental pro forma weighted-average common shares outstanding used in computing supplemental pro forma net loss attributable to common stockholders (unaudited)(4):
Basic

Diluted

Other Financial Data:
Adjusted EBITDA (loss)(5)	$20,227		$15,110	$10,728		$(2,874)

(1)	Results above include stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$49	$87	$61	$111
Sales and marketing	696	1,316	971	1,542
Research and development	551	776	567	903
General and administrative	168	361	281	324

Total stock-based compensation expense	$1,464	$2,540	$1,880	$2,880

(2)	The redemption price of our Series D redeemable convertible preferred stock accretes at the rate of 6.0% per annum, compounding annually. In the event of a qualified initial public offering, the redeemable convertible preferred stock will automatically convert into common stock. See Note 8 to our consolidated financial statements appearing elsewhere in this prospectus.

(3)	See Notes 1 and 11 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculations of basic and diluted net income per share available (loss attributable) to common stockholders.
(4)	See Notes 1 and 11 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculation of supplemental basic and diluted pro forma net loss per share attributable to common stockholders.
(5)	See “Adjusted EBITDA” below for more information and for a reconciliation of net income (loss) to Adjusted EBITDA (loss).

	As of September 30, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,360	$30,360	$
Working capital	24,936	24,936
Total assets	93,906	93,906
Total debt	25,000	25,000
Deferred revenue, net—current and long-term	32,238	32,238
Redeemable convertible preferred stock	80,229	—
Convertible preferred stock	44,749	—
Total stockholders’ equity (deficit)	(130,358)	(5,380)

(1)	Pro forma consolidated balance sheet data reflect the automatic conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into 149,989,403 shares of our common stock upon completion of this offering.
(2)	Pro forma as adjusted consolidated balance sheet data reflect: (i) the items described in footnote 1 above; (ii) the application of the net proceeds from this offering to repay the outstanding borrowings under our credit facility, which were $25.0 million at September 30, 2013; and (iii) the receipt of $ in net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
(3)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted cash and cash equivalents, working capital, total assets, total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

Other Financial Data

Adjusted EBITDA

Adjusted EBITDA (loss) is an important measure used by our management and board of directors to evaluate our operating performance, develop future operating plans, make strategic decisions for the allocation of capital and determine our compliance with debt covenants. In particular, the exclusion of certain expenses, primarily the amounts paid in settlement of, and other expenses associated with, litigation between ourselves and Brocade Communication Systems, Inc., in calculating Adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Accordingly, we believe that Adjusted EBITDA also may provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. We define Adjusted EBITDA as our net income (loss) minus: (i) amounts paid in settlement of, and other expenses associated with, the Brocade litigation, (ii) interest expense, (iii) interest income and other (income) expense, net, which primarily includes changes in the fair value of convertible preferred stock warrant liabilities and foreign exchange gains and losses, (iv) stock-based compensation, (v) depreciation and amortization and (vi) our provision for income taxes.

Reconciliation of Net Income (Loss) to Adjusted EBITDA (Loss)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Net income (loss)	$7,304	$(90,150)	$(87,724)	$(21,495)
Brocade litigation	6,333	94,296	91,914	7,273
Interest expense	241	135	116	1,445
Interest income and other (income) expense, net	618	2,237	286	1,437
Stock-based compensation	1,464	2,540	1,880	2,880
Depreciation and amortization	3,417	5,294	3,833	5,000
Provision for income taxes	850	758	423	586

Adjusted EBITDA (loss)	$20,227	$15,110	$10,728	$(2,874)

Adjusted EBITDA (loss) is a supplemental measure of financial performance that is not required by, or presented in accordance with, U.S. generally accepted accounting principles, or GAAP. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for net income or any of our other operating results reported under GAAP. Adjusted EBITDA excludes some costs, namely, non-cash stock-based compensation and depreciation and amortization, that are recurring, and therefore it does not reflect the non-cash impact of such expenses or working capital needs even though they will continue for the foreseeable future. Moreover, other companies may calculate Adjusted EBITDA differently or may use other measures to evaluate their performance, both of which could reduce the usefulness of our Adjusted EBITDA as a tool for comparison. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss), various cash flow metrics, and other financial results presented in accordance with GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results, and prospects could be materially harmed. In that event, the price of our common stock could decline, and could lose part or all of your investment.

If we do not successfully anticipate market needs and opportunities or if the market does not continue to adopt our application networking products, our business, financial condition and results of operations could be significantly harmed.

The application networking market is rapidly evolving and difficult to predict. Technologies, customer requirements, security threats and industry standards are constantly changing. As a result, we must anticipate future market needs and opportunities and then develop new products or enhancements to our current products that are designed to address those needs and opportunities, and we may not be successful in doing so.

Even if we are able to anticipate, develop and commercially introduce new products and enhancements that address the market’s needs and opportunities, there can be no assurance that new products or enhancements will achieve widespread market acceptance. For example, organizations that use other conventional or first-generation application networking products for their needs may believe that these products are sufficient. In addition, as we launch new product offerings, organizations may not believe that such new product offerings offer any additional benefits as compared to the existing application networking products that they currently use. Accordingly, organizations may continue allocating their IT budgets for conventional or first-generation application networking products and may not adopt our products, regardless of whether our products can offer superior performance or security.

If we fail to anticipate market needs and opportunities or if the market does not continue to adopt our application networking products, then market acceptance and sales of our current and future application networking products could be substantially decreased or delayed, we could lose customers, and our revenue may not grow or may decline. Any of such events would significantly harm our business, financial condition and results of operations.

Our success depends on our timely development of new products and features to address rapid technological changes and evolving customer requirements. If we are unable to timely develop new products and features that adequately address these changes and requirements, our business and operating results could be adversely affected.

Changes in application software technologies, data center and communications hardware, networking software and operating systems, and industry standards, as well as our end-customers’ continuing business growth, result in evolving application networking needs and requirements. Our continued success depends on our ability to identify and develop in a timely manner new products and new features for our existing products that meet these needs and requirements.

Our future plans include significant investments in research and development and related product opportunities. Developing our products and related enhancements is time-consuming and expensive. We have made significant investments in our research and development team in order to address these product development needs. Our investments in research and development may not result in significant design and performance improvements or marketable products or features, or may result in products that are more expensive than anticipated. We may take longer to generate revenue, or generate less revenue, than we anticipate from our new products and product enhancements. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position.

If we are unable to develop new products and features to address technological changes and new customer requirements in the application networking market or if our investments in research and development do not yield the expected benefits in a timely manner, our business and operating results could be adversely affected.

We have experienced net losses in recent periods, anticipate increasing our operating expenses in the future and may not achieve or maintain profitability in the future. If we cannot achieve or maintain profitability, our financial performance will be harmed and our business may suffer.

We experienced net losses for the year ended December 31, 2012 and the nine months ended September 30, 2013. Although we experienced revenue growth over these same periods and had achieved profitability in prior year periods, we may not be able to sustain or increase our revenue growth or achieve profitability in the future or on a consistent basis. During 2013, we have invested in our sales, marketing and research and development teams in order to develop, market and sell our products. We expect to continue to invest significantly in these areas in the future. As a result of these increased expenditures, we will have to generate and sustain increased revenue, manage our cost structure and avoid significant liabilities to achieve future profitability. In particular, in 2012 and 2013, we incurred substantial expenses associated with defending ourselves in separate litigation matters involving Brocade Communications Systems, Inc. and Radware Ltd. and in our settlement of the Brocade litigation. As a public company, we will also incur significant accounting, legal and other expenses that we did not incur as a private company.

Revenue growth may slow or decline, and we may incur significant losses in the future for a number of possible reasons, including our inability to develop products that achieve market acceptance, general economic conditions, increasing competition, decreased growth in the markets in which we operate, or our failure for any reason to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could be volatile or decline.

Our operating results are likely to vary significantly from period to period and may be unpredictable, which could cause the trading price of our common stock to decline.

Our operating results – in particular, revenue, margins and operating expenses – have fluctuated in the past, and we expect this will continue, which makes it difficult for us to predict our future operating results. The timing and size of sales of our products are highly variable and difficult to predict and can result in significant fluctuations in our revenue from period to period. This is particularly true of sales to our largest end-customers, such as service providers, Web giants and governmental organizations, who typically make large and concentrated purchases and for whom sales cycles can be long, as a result of their complex networks and data centers. Our quarterly results may vary significantly based on when these large end-customers place orders with us.

Our operating results may also fluctuate due to a number of other factors, many of which are outside of our control and may be difficult to predict. In addition to other risks listed in this “Risk Factors” section, factors that may affect our operating results include:

•	fluctuations in purchases from, or loss of, large customers;

•	the budgeting cycles and purchasing practices of end-customers;

•	our ability to attract and retain new end-customers;

•	changes in demand for our products and services, including seasonal variations in customer spending patterns or cyclical fluctuations in our markets;

•	our reliance on shipments at the end of our quarters;

•	variations in product mix or geographic locations of our sales, which can affect the revenue we realize for those sales;

•	the timing and success of new product and service introductions by us or our competitors;

•	our ability to increase the size of our distribution channel and to maintain relationships with important distribution channel partners;

•	the effect of currency exchange rates on our revenue and expenses;

•	the cost and potential outcomes of existing and future litigation;

•	the effect of discounts negotiated by our largest end-customers for sales or pricing pressure from our competitors;

•	changes in the growth rate of the application networking market or changes in market needs;

•	inventory write downs, which may be necessary for our older products when our new products are launched and adopted by our end-customers; and

•	our third-party manufacturers’ and component suppliers’ capacity to meet our product demand forecasts on a timely basis, or at all.

Any one of the factors above or the cumulative effect of some of these factors may result in significant fluctuations in our financial and other operating results. This variability and unpredictability could result in our failure to meet our or our investors’ or securities analysts’ revenue, margin or other operating results expectations for a particular period, resulting in a decline in the trading price of our common stock.

Reliance on shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.

As a result of end-customer buying patterns and the efforts of our sales force and distribution channel partners to meet or exceed their sales objectives, we have historically received a substantial portion of purchase orders and generated a substantial portion of revenue during the last few weeks of each quarter. We can recognize such revenue in the quarter received, however, only if all of the requirements of revenue recognition, especially shipment, are met by the end of the quarter. In addition, any significant interruption in our information technology systems, which manage critical functions such as order processing, revenue recognition, financial forecasts, inventory and supply chain management, could result in delayed order fulfillment and thus decreased revenue for that quarter. If expected revenue at the end of any quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, our third-party manufacturers’ inability to manufacture and ship products prior to quarter-end to fulfill purchase orders received near the end of the quarter, our failure to manage inventory to meet demand, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in shipments or achieving specified acceptance criteria, our revenue for that quarter could fall below our, or our investors’ or securities analysts’ expectations, resulting in a decline in the trading price of our common stock.

A limited number of our end-customers, including service providers, make large and concentrated purchases that comprise a significant portion of our revenue. Any loss or delay of expected purchases by our largest end-customers could adversely affect our operating results.

As a result of the nature of our target market and the current stage of our development, a substantial portion of our revenue in any period comes from a limited number of large end-customers, including service providers. For example, NTT DoCoMo, Inc., through a reseller, accounted for approximately 32% of our total revenue during the year ended December 31, 2012 and approximately 16% of our total revenue for the nine months ended September 30, 2013. In addition, during the year ended December 31, 2012 and the nine months ended September 30, 2013, purchases from our ten largest end-customers accounted for approximately 49% and 50% of our total revenue. The composition of the group of these ten largest end-customers changes from period to period, but often includes service providers, who accounted for approximately 53% and 51% of our total revenue during the year ended December 31, 2012 and the nine months ended September 30, 2013.

Sales to these large end-customers have typically been characterized by large but irregular purchases with long initial sales cycles. After initial deployment, subsequent purchases of our products typically have a more compressed sales cycle. The timing of these purchases and of the requested delivery of the purchased product is difficult to predict. As a consequence, any acceleration or delay in anticipated product purchases by or requested deliveries to our largest end-customers could materially affect our revenue and operating results in any quarter and cause our quarterly revenue and operating results to fluctuate from quarter to quarter.

We cannot provide any assurance that we will be able to sustain or increase our revenue from our largest end-customers nor that we will be able to offset any absence of significant purchases by our largest end-customers in any particular period with purchases by new or existing end-customers in that or a subsequent period. We expect that sales of our products to a limited number of end-customers will continue to contribute materially to our revenue for the foreseeable future. The loss of, or a significant delay or reduction in purchases by, a small number of end-customers could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

We have been and are a party to litigation and claims regarding intellectual property rights, resolution of which has been and may in the future be time-consuming, expensive and adverse to us, as well as require a significant amount of resources to prosecute, defend, or make our products non-infringing.

Our industry is characterized by the existence of a large number of patents and by increasingly frequent claims and related litigation based on allegations of infringement or other violations of patent and other intellectual property rights. In the ordinary course of our business, we have been and are involved in disputes and licensing discussions with others regarding their patents and other claimed intellectual property and proprietary rights. Intellectual property infringement and misappropriation lawsuits and other claims are subject to inherent uncertainties due to the complexity of the technical and legal issues involved, and we cannot be certain that we will be successful in defending ourselves against such claims or in concluding licenses on reasonable terms or at all.

We currently have fewer issued patents than our major competitors, and therefore may not be able to utilize our patent portfolio effectively to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our potential patents may provide little or no deterrence. In addition, many potential litigants have the capability to dedicate substantially greater resources than we can to enforce their intellectual property rights and to defend claims that may be brought against them. We expect that infringement claims may increase as the numbers of product types and the number of competitors in our market increases. Also, to the extent we gain greater visibility, market exposure and competitive success, we face a higher risk of being the subject of intellectual property infringement claims.

If we are found in the future to infringe the proprietary rights of others, or if we otherwise settle such claims, we could be compelled to pay damages or royalties and either obtain a license to those intellectual property rights or alter our products such that they no longer infringe. Any license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly, time-consuming or impractical. Alternatively, we could also become subject to an injunction or other court order that could prevent us from offering our products. Any of these claims, regardless of their merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to cease using infringing technology, develop non-infringing technology or enter into royalty or licensing agreements.

Many of our commercial agreements require us to indemnify our end-customers, distributors and resellers for certain third-party intellectual property infringement actions related to our technology, which may require us to defend or otherwise become involved in such infringement claims, and we could incur liabilities in excess of the amounts we have received for the relevant products and/or services from our end-customers, distributors or resellers. These types of claims could harm our relationships with our end-customers, distributors and resellers, may deter future end-customers from purchasing our products or could expose us to litigation for these claims. Even if we are not a party to any litigation between an end-customer, distributor or reseller, on the one hand, and a third party, on the other hand, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property rights in any subsequent litigation in which we are a named party.

We have in the past been involved in two litigation matters with F5 Networks, Inc., a litigation matter with Allegro Software Development, Inc. and a litigation matter with Brocade, all of which have since settled. We are currently party to two litigation matters. In May 2013, Radware filed suit against us for patent infringement in the United States District Court for the Northern District of California, alleging that our AX and EX Series products infringe three Radware patents. In November 2013, Parallel Networks, LLC, which we believe is a patent holding company, filed a lawsuit against us in the United States District Court for the District of Delaware alleging that our AX and Thunder series products infringe two of their patents. These plaintiffs are seeking injunctive relief, damages, costs and, in the case of the Radware lawsuit, attorneys’ fees. While we intend to defend ourselves vigorously against the allegations in these lawsuits and, in the case of the Radware lawsuit, have filed motions to dismiss and answers denying Radware’s claims, these litigation matters, regardless of the outcome, could result in significant costs and diversion of our management’s efforts. As an example of how intellectual property litigation could harm our business and results of operations, in the now-settled litigation with Brocade, a jury had rendered a verdict that (1) Brocade had proved non-willful patent infringement claims, non-willful copyright infringement claims and trade secret misappropriation claims against us, and (2) Brocade had proved intentional interference with contract claims against us and against Lee Chen, our founder and Chief Executive Officer. The court determined, subsequent to the jury verdict, that (i) a re-trial was needed with respect to the amount of damages for the patent infringement claims, but that the jury verdict that patent infringement existed should be maintained, (ii) the $60.0 million in damages awarded by the jury for the copyright infringement claims was appropriate, (iii) the one dollar in damages awarded by the jury for the trade secret misappropriation claims was appropriate, (iv) the one dollar in damages awarded by the jury for the intentional interference with contract claims was appropriate, and (v) the punitive damages of $500,000 awarded by the jury with respect to the intentional interference with contract claims against each of the company and Lee Chen were excessive and should be limited to the constitutionally maximum amount. The court also entered permanent injunctions against us as a result of the patent infringement and trade secret determinations, which were subsequently dissolved as a result of the settlement. At the time of the settlement, the appeals to the Court of Appeals for the Federal Circuit were unresolved. As a result of all these circumstances with respect to this litigation with Brocade, we determined that it was in our best interest to settle with Brocade in May 2013, and that settlement included (1) a dismissal of all claims against the individual defendants, including Lee Chen, which was followed by entry of a final judgment in favor of the individual defendants on all claims, (2) a $75.0 million dollar cash payment by us to Brocade, (3) a license by us to Brocade of all of our issued patents, our pending patent applications, and any future patents and patent applications that we may acquire, obtain, apply for or have a right to license to Brocade through May 2025, (4) a covenant by us not to sue Brocade on claims relating to its products and services through May 2025, (5) certain covenants by Brocade not to sue us, which are intended to prevent lawsuits against our Layer 4-7 products by Brocade with respect to thirteen specific Brocade patent families through May 2025 for the life of each such patent and with respect to any other Brocade patents through May 2017 and (6) general releases to all parties. A satisfaction of judgment was entered by the court in October 2013.

We may not be able to adequately protect our intellectual property, and if we are unable to do so, our competitive position could be harmed, or we could be required to incur significant expenses to enforce our rights.

We rely on a combination of patent, copyright, trademark and trade secret laws, and contractual restrictions on disclosure of confidential and proprietary information, to protect our intellectual property. We cannot be certain that the intellectual property we decide to protect will be desirable or necessary to our competitors or will ultimately have commercial value, or that we will be the first to seek protection for the intellectual property we attempt to protect.

We also rely in part on confidentiality and/or assignment agreements with our technology partners, employees, consultants, advisors and others. We did not, however, obtain general employee confidentiality and assignment agreements from certain former employees who worked with us prior to July 2010, although we did receive specific assignments from each of these employees who was an inventor of any technologies that we patented. These protections and agreements may not effectively prevent disclosure of our confidential information and may not provide an adequate remedy in the event of unauthorized disclosure. In addition, others may independently discover our trade secrets and intellectual property information we thought to be proprietary, and in these cases we would not be able to assert any trade secret rights against those parties. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property or technology. Monitoring unauthorized use of our intellectual property is difficult and expensive, we have not made such monitoring a priority to date and will not likely make this a priority in the future. We cannot be certain that the steps we have taken or will take will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

If we fail to protect our intellectual property adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, even if we protect our intellectual property, we may need to license it to competitors, which could also be harmful. For example, we have already licensed all of our issued patents, pending applications, and future patents and patent applications that we may acquire, obtain, apply for or have a right to license to Brocade until May 2025, for the life of each such patent. In addition, we might incur significant expenses in defending our intellectual property rights. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our management and technical personnel, as well as cause other claims to be made against us, which might adversely affect our business, operating results and financial condition.

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The application networking market is intensely competitive, and we expect competition to increase in the future. To the extent that we sell our solutions in adjacent markets, we expect to face intense competition in those markets as well. Our main competitors fall into three categories:

•	Companies that sell products in the traditional ADC market, such as F5 Networks, Inc., Brocade, Cisco Systems, Inc., Citrix Systems, Inc. and Radware;

•	Companies that sell CGN products, such as Alcatel-Lucent USA Inc., Cisco and Juniper Networks, Inc., and

•	Companies that sell DDoS mitigation products, such as Arbor Networks, Inc., a subsidiary of Danaher Corporation, and Radware.

Many of our competitors are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources and greater name recognition. In addition, some of our larger competitors have broader products offerings and could leverage their customer relationships based on their other products. Potential customers who have purchased products from our competitors in the past may also prefer to continue to purchase from these competitors rather than change to a new supplier regardless of the performance, price or features of the respective products. We could also face competition from new market entrants, which may include our current technology partners. As we continue to expand globally, we may also see new competitors in different geographic regions. Such current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	longer operating histories;

•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services at a greater range of prices;

•

the ability to incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling or closed technology platforms;

•	broader distribution and established relationships with distribution channel partners in a greater number of worldwide locations;

•	access to larger end-customer bases;

•	the ability to use their greater financial resources to attract our research and development engineers as well as other employees of ours;

•	larger intellectual property portfolios; and

•	the ability to bundle competitive offerings with other products and services.

Our ability to compete will depend upon our ability to provide a better solution than our competitors at a competitive price. We may be required to make substantial additional investments in research and development, marketing and sales in order to respond to competition, and there is no assurance that these investments will achieve any returns for us or that we will be able to compete successfully in the future. We also expect increased competition if our market continues to expand. Moreover, conditions in our market could change rapidly and significantly as a result of technological advancements or other factors.

In addition, current or potential competitors may be acquired by third parties that have greater resources available. As a result of these acquisitions, our current or potential competitors might take advantage of the greater resources of the larger organization to compete more vigorously or broadly with us. In addition, continued industry consolidation might adversely impact end-customers’ perceptions of the viability of smaller and even medium-sized networking companies and, consequently, end-customers’ willingness to purchase from companies like us.

As a result, increased competition could lead to fewer end-customer orders, price reductions, reduced margins and loss of market share.

Some of our large end-customers demand favorable terms and conditions from their vendors and may request price concessions. As we seek to sell more products to these end-customers, we may agree to terms and conditions that may have an adverse effect on our business.

Some of our large end-customers have significant purchasing power and, accordingly, have requested from us and received more favorable terms and conditions, including lower prices, than we typically provide. As we seek to sell products to this class of end-customer, we may agree to these terms and conditions, which may include terms that reduce our gross margin and have an adverse effect on our business.

If we are unable to attract new end-customers, sell additional products to our existing end-customers or achieve the anticipated benefits from our investment in additional sales personnel and resources, our revenue may decline, and our gross margin will be adversely affected.

To maintain and increase our revenue, we must continually add new end-customers and sell additional products to existing end-customers. The rate at which new and existing end-customers purchase solutions depends on a number of factors, including some outside of our control, such as general economic conditions. If our efforts to sell our solutions to new end-customers and additional solutions to our existing end-customers are not successful, our business and operating results will suffer.

In recent periods, we have been adding personnel and other resources to our sales and marketing functions, as we focus on growing our business, entering new markets and increasing our market share. We expect to incur significant additional expenses by hiring additional sales personnel and expanding our international operations in order to seek revenue growth. The return on these and future investments may be lower, or may be realized more slowly, than we expect, if realized at all. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our growth rates will decline, and our gross margin would likely be adversely affected.

Our gross margin may fluctuate from period to period based on the mix of products sold, the geographic location of our customers, price discounts offered, required inventory write downs and current exchange rate fluctuations.

Our gross margin may fluctuate from period to period in response to a number of factors, such as the mix of our products sold and the geographic locations of our sales. Our products tend to have varying gross margins in different geographic regions. We also may offer pricing discounts from time to time as part of a targeted sales campaign or as a result of pricing pressure from our competitors. In addition, our larger end-customers may negotiate pricing discounts in connection with large orders they place with us. The sale of our products at discounted prices could have a negative impact on our gross margin. We also must manage our inventory of existing products when we introduce new products. If we are unable to sell the remaining inventory of our older products prior to or following the launch of such new product offerings, we may be forced to write down inventory for such older products, which could also negatively affect our gross margin. Our gross margin may also vary based on international currency exchange rates. In general, our sales are denominated in U.S. Dollars; however, in Japan they are denominated in Yen. Changes in the Dollar/Yen exchange rate may therefore affect our actual revenue and gross margin.

We generate a significant amount of revenue from sales to distributors, resellers, and end-customers outside of the United States, and we are therefore subject to a number of risks that could adversely affect these international sources of our revenue.

A significant portion of our revenue is generated in international markets, including Japan, Western Europe, China, Taiwan and South Korea. During 2012 and the nine months ended September 30, 2013, approximately 64% and 52% of our total revenue was generated from customers located outside of the United States. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing and retaining an international staff, and specifically sales management and sales personnel, we may experience difficulties in sales productivity in foreign markets. We also seek to enter into distributor and reseller relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful distributor relationships internationally or recruit additional companies to enter into distributor relationships, our future success in these international markets could be limited. Business practices in the international markets that we serve may differ from those in the United States and may require us in the future to include terms in customer contracts other than our standard terms. To the extent that we may enter into customer contracts in the future that include non-standard terms, our operating results may be adversely impacted.

We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

Our sales team is comprised of field sales and inside sales personnel who are organized by geography and maintain sales presence in 23 countries, including in the following countries and regions: United States, Western Europe, Japan, China, Taiwan and South Korea. We expect to continue to increase our sales headcount in all markets, particularly in markets where we currently do not have a sales presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	fluctuations in exchange rates between the U.S. Dollar and foreign currencies in markets where we do business;

•	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

•	general economic and political conditions in these foreign markets;

•	economic uncertainty around the world, including continued economic uncertainty as a result of sovereign debt issues in Europe;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our products required in foreign countries;

•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•	the uncertainty of protection for intellectual property rights in some countries;

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greater risk of a failure of foreign employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, and any trade regulations ensuring fair trade practices; and

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heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

Because of our worldwide operations, we are also subject to risks associated with compliance with applicable anticorruption laws. One such applicable anticorruption law is the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their employees and intermediaries from making payments to foreign officials for the purpose of obtaining or keeping business, securing an advantage, or directing business to another, and requires public companies to maintain accurate books and records and a system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries, such as channel partners and distributors, fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose civil and/or criminal fines and penalties which could have a material adverse effect on our business, operating results and financial conditions.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

Our consolidated results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Historically, the majority of our revenue contracts are denominated in U.S. Dollars, with the most significant exception being Japan, where we invoice primarily in Yen. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in North America and Japan. Revenue resulting from selling in local currencies and costs incurred in local currencies are exposed to foreign currency exchange rate fluctuations that can affect our operating income. For example, a hypothetical 10% adverse movement in the Dollar/Yen exchange rate would have resulted in a decrease of $2.8 million in our total revenue and operating income for the year ended December 31, 2012, and a hypothetical 10% favorable movement in the Dollar/Yen exchange rate would have resulted in an increase of $3.5 million in our total revenue and operating income for the year ended December 31, 2012. As exchange rates vary, our operating income may differ from expectations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative instruments.

Our success depends on our key personnel and our ability to hire, retain and motivate qualified product development, sales, marketing and finance personnel.

Our success depends to a significant degree upon the continued contributions of our key management, product development, sales, marketing and finance personnel, many of whom may be difficult to replace. The complexity of our products, their integration into existing networks and ongoing support of our products requires us to retain highly trained professional services, customer support and sales personnel with specific expertise related to our business. Competition for qualified professional services, customer support and sales personnel in our industry is intense, because of the limited number of people available with the necessary technical skills and understanding of our products. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs, nor may we be successful in keeping the qualified personnel we currently have. Our ability to hire and retain these personnel may be adversely affected by volatility or reductions in the price of our common stock, since these employees are generally granted equity-based awards. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, or that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

Our future performance also depends on the continued services and continuing contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. In particular, Lee Chen, our founder and Chief Executive Officer, and Rajkumar Jalan, our Chief Technology Officer, are critical to the development of our technology and the future vision and strategic direction of our company. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and operating results.

As a result of becoming a public company, we will be obligated to implement and maintain effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our internal control over financial reporting may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to the Exchange Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as, for the second year beginning after the date of this offering, a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are currently evaluating our internal controls, identifying and remediating deficiencies in those internal controls and documenting the results of our evaluation, testing and remediation. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting that we are unable to remediate before the end of the same fiscal year in which the material weakness is identified, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to conclude that our internal control over financial reporting is effective, if our auditors are unable to attest to management’s report on the effectiveness of our internal control over financial reporting, or if we are required to restate our financial statements as a result of ineffective internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

As a public company, we will be required to disclose material changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We currently have a significant deficiency in our internal control over financial reporting. Failure to properly remediate this significant deficiency could impair our ability to comply with the accounting and reporting requirements applicable to public companies.

We currently have a significant deficiency in our internal control over financial reporting relating to our inadequate design of the financial closing and reporting process. We did not maintain financial close process and procedures that were adequately designed, documented and executed to support the accurate and timely reporting of our financial results. Specifically, we did not have effective controls and cutoff procedures to ensure that all costs incurred in 2012 were accrued. Although we are taking steps to strengthen our accounting staff and internal controls and plan to take additional measures to remediate the underlying causes of this significant deficiency, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this significant deficiency. If we are unable to successfully remediate these significant deficiencies, it could harm our operating results, cause us to fail to meet our SEC reporting obligations or applicable stock exchange listing requirements on a timely basis, cause our stock price to be adversely affected or result in inaccurate financial reporting or material misstatements in our annual or interim financial statements.

If we are not able to maintain and enhance our brand and reputation, our business and operating results may be harmed in tangible or intangible ways.

We believe that maintaining and enhancing our brand and reputation are critical to our relationships with, and our ability to attract, new end-customers, technology partners and employees. The successful promotion of our brand will depend largely upon our ability to continue to develop, offer and maintain high-quality products and services, our marketing and public relations efforts, and our ability to differentiate our products and services successfully from those of our competitors. Our brand promotion activities may not be successful and may not yield increased revenue. In addition, extension of our brand to products and uses different from our traditional products and services may dilute our brand, particularly if we fail to maintain the quality of products and services in these new areas. We have in the past, and may in the future, become involved in litigation that could negatively affect our brand. If we do not successfully maintain and enhance our brand and reputation, our growth rate may decline, we may have reduced pricing power relative to competitors with stronger brands or reputations, and we could lose end-customers or technology partners, all of which would harm our business, operating results and financial condition.

Adverse general economic conditions or reduced information technology spending may adversely impact our business.

A substantial portion of our business depends on the demand for information technology by large enterprises and service providers, the overall economic health of our current and prospective end-customers and the continued growth and evolution of the Internet. The timing of the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. The recent financial recession resulted in a significant weakening of the economy in the United States and Europe and of the global economy, more limited availability of credit, a reduction in business confidence and activity, deficit-driven austerity measures that continue to affect governments and educational institutions, and other difficulties that may affect one or more of the industries to which we sell our products and services. If economic conditions in the United States, Europe and other key markets for our products continue to remain uncertain or deteriorate further, many end-customers may delay or reduce their IT spending. This could result in reductions in sales of our products and services, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events would likely harm our business, operating results and financial condition. In addition, there can be no assurance that IT spending levels will increase following any recovery.

We are dependent on third-party manufacturers, and changes to those relationships, expected or unexpected, may result in delays or disruptions that could harm our business.

We outsource the manufacturing of our hardware components to third-party original design manufacturers who assemble these hardware components to our specifications. Our primary manufacturers are Lanner Electronics, Inc. and AEWIN Technologies Co., Ltd., each of which is located in Taiwan. Our reliance on these third-party manufacturers reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, and product supply and timing. Any manufacturing disruption at these manufacturers could severely impair our ability to fulfill orders. Our reliance on outsourced manufacturers also may create the potential for infringement or misappropriation of our intellectual property rights or confidential information. If we are unable to manage our relationships with these manufacturers effectively, or if these manufacturers suffer delays or disruptions for any reason, experience increased manufacturing lead-times, experience capacity constraints or quality control problems in their manufacturing operations, or fail to meet our future requirements for timely delivery, our ability to ship products to our end-customers would be severely impaired, and our business and operating results would be seriously harmed.

These manufacturers typically fulfill our supply requirements on the basis of individual orders. We do not have long-term contracts with our manufacturers that guarantee capacity, the continuation of particular pricing terms, or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. In addition, our orders may represent a relatively small percentage of the overall orders received by our manufacturers from their customers. As a result, fulfilling our orders may not be considered a priority by one or more of our manufacturers in the event the manufacturer is constrained in its ability to fulfill all of its customer obligations in a timely manner.

Although the services required to manufacture our hardware components may be readily available from a number of established manufacturers, it is time-consuming and costly to qualify and implement such relationships. If we are required to change manufacturers, whether due to an interruption in one of our manufacturers’ businesses, quality control problems or otherwise, or if we are required to engage additional manufacturers, our ability to meet our scheduled product deliveries to our customers could be adversely affected, which could cause the loss of sales to existing or potential customers, delayed revenue or an increase in our costs that could adversely affect our gross margin.

Because some of the key components in our products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which could disrupt or delay our scheduled product deliveries to our end-customers and may result in the loss of sales and end-customers.

Our products incorporate key components, including certain integrated circuits, that our third-party manufacturers purchase on our behalf from a limited number of suppliers, including some sole-source providers. In addition, the lead times associated with these and other components of our products can be lengthy and preclude rapid changes in quantities and delivery schedules. Moreover, long-term supply and maintenance obligations to our end-customers increase the duration for which specific components are required, which may further increase the risk we may incur component shortages or the cost of carrying inventory. If we are unable to obtain a sufficient quantity of these components in a timely manner for any reason, sales and/or shipments of our products could be delayed or halted, which would seriously affect present and future sales and cause damage to end-customer relationships, which would, in turn, adversely affect our business, financial condition and results of operations.

In addition, our component suppliers change their selling prices frequently in response to market trends, including industry-wide increases in demand, and because we do not necessarily have contracts with these suppliers, we are susceptible to price fluctuations related to raw materials and components. If we are unable to pass component price increases along to our end-customers or maintain stable pricing, our gross margin and operating results could be negatively impacted. Furthermore, poor quality in sole-sourced components or certain other components in our products could also result in lost sales or lost sales opportunities. If the quality of such components does not meet our standards or our end-customers’ requirements, if we are unable to obtain components from our existing suppliers on commercially reasonable terms, or if any of our sole source providers cease to continue to manufacture such components or to remain in business, we could be forced to redesign our products and qualify new components from alternate suppliers. The development of alternate sources for those components can be time-consuming, difficult and costly, and we may not be able to develop alternate or second sources in a timely manner. Even if we are able to locate alternate sources of supply, we could be forced to pay for expedited shipments of such components or our products at dramatically increased costs.

If our products fail to protect against malicious attacks and our end-customers experience security breaches, our reputation and business could be harmed, and our operating results could be adversely impacted.

Defects may cause our products to be vulnerable to security attacks or cause them to fail to help secure networks. Data thieves are increasingly sophisticated, often affiliated with organized crime and operate large-scale and complex automated attacks. In addition, the techniques they use to access or sabotage networks change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques and provide a solution in time to protect our end-customers’ networks. If we fail to identify and respond to new and increasingly complex methods of attack and to update our products to detect or prevent such threats in time to protect our end-customers’ critical business data, our business, operating results and reputation could suffer.

In addition, an actual or perceived security breach or theft of sensitive data of one of our end-customers, regardless of whether the breach is attributable to the failure of our products or services, could adversely affect the market’s perception of our security products. Despite our best efforts, there is no guarantee that our products will be free of flaws or vulnerabilities, and even if we discover these weaknesses we may not be able to correct them promptly, if at all. Our end-customers may also misuse our products, which could result in a breach or theft of business data.

Undetected software or hardware errors may harm our business and results of operations.

Our products may contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past in connection with new products and product upgrades. We expect that these errors or defects will be found from time to time in new or enhanced products after commencement of commercial distribution. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. We may also be subject to liability claims for damages related to product errors or defects. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. A material product liability claim may harm our business and results of operations.

Any errors, defects or vulnerabilities in our products could result in:

•	expenditures of significant financial and product development resources in efforts to analyze, correct, eliminate or work around errors and defects or to address and eliminate vulnerabilities;

•	loss of existing or potential end-customers or distribution channel partners;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	indemnification obligations under our agreements with resellers, distributors and/or end-customers;

•	an increase in warranty claims compared with our historical experience or an increased cost of servicing warranty claims, either of which would adversely affect our gross margin; and

•	litigation, regulatory inquiries, or investigations that may be costly and harm our reputation.

Our use of open source software in our products could negatively affect our ability to sell our products and subject us to possible litigation.

We incorporate open source software such as the Linux operating system kernel into our products. We recently implemented a formal open source use policy, including written guidelines for use of open source software and business processes for approval of that use. We have developed and implemented our open source policies according to industry practice; however, best practices in this area are subject to change, because there is little reported case law on the interpretation of material terms of many open source licenses. We are in the process of reviewing our open source use and our compliance with open source licenses and implementing remediation and changes necessary to comply with the open source licenses related thereto. We cannot guarantee that our use of open source software has been, and will be, managed effectively for our intended business purposes and/or compliant with applicable open source licenses. We may face legal action by third parties seeking to enforce their intellectual property rights related to our use of such open source software. Failure to adequately manage open source license compliance and our use of open source software may result in unanticipated obligations regarding our products and services, such as a requirement that we license proprietary portions of our products or services on unfavorable terms, that we make available source code for modifications or derivative works we created based upon, incorporating or using open source software, that we license such modifications or derivative works under the terms of the particular open source license and/or that we redesign the affected products or services, which could result, for example, in a loss of intellectual property rights, or delay in providing our products and services. From time to time, there have been claims against companies that distribute or use third-party open source software in their products and services, asserting that the open source software or its combination with the products or services infringes third parties’ patents or copyrights, or that the companies’ distribution or use of the open source software does not comply with the terms of the applicable open source licenses. Use of certain open source software can lead to greater risks than use of warranted third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of such open source software. From time to time, there have been claims against companies that use open source software in their products, challenging the ownership of rights in such open source software. As a result, we could also be subject to suits by parties claiming ownership of rights in what we believe to be open source software and so challenging our right to use such software in our products. If any such claims were asserted against us, we could be required to incur significant legal expenses defending against such a claim. Further, if our defenses to such a claim were not successful, we could be, for example, subject to significant damages, be required to seek licenses from third parties in order to continue offering our products and services without infringing such third party’s intellectual property rights, be required to re-engineer such products and services, or be required to discontinue making available such products and services if re-engineering cannot be accomplished on a timely or successful basis. The need to engage in these or other remedies could increase our costs or otherwise adversely affect our business, operating results and financial condition.

Our products must interoperate with operating systems, software applications and hardware that are developed by others and if we are unable to devote the necessary resources to ensure that our products interoperate with such software and hardware, we may fail to increase, or we may lose market share and we may experience a weakening demand for our products.

Our products must interoperate with our end-customers’ existing infrastructure, specifically their networks, servers, software and operating systems, which may be manufactured by a wide variety of vendors and original equipment manufacturers. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of software or hardware problems, whether caused by our products or another vendor’s products, may result in the delay or loss of market acceptance of our products. In addition, when new or updated versions of our end-customers’ software operating systems or applications are introduced, we must sometimes develop updated versions of our software so that our products will interoperate properly. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require capital investment and the devotion of engineering resources. If we fail to maintain compatibility with these applications, our end-customers may not be able to adequately utilize our products, and we may, among other consequences, fail to increase, or we may lose market share and experience a weakening in demand for our products, which would adversely affect our business, operating results and financial condition.

We license technology from third parties, and our inability to maintain those licenses could harm our business.

Many of our products include proprietary technologies licensed from third parties. In the future, it may be necessary to renew licenses for third party technology or obtain new licenses for other technology. These third- party licenses may not be available to us on acceptable terms, if at all. As a result, we could also face delays or be unable to make changes to our products until equivalent technology can be identified, licensed or developed and integrated with our products. Such delays or an inability to make changes to our products, if it were to occur, could adversely affect our business, operating results and financial condition. The inability to obtain certain licenses to third-party technology, or litigation regarding the interpretation or enforcement of license agreements and related intellectual property issues, could have a material adverse effect on our business, operating results and financial condition.

Failure to prevent excess inventories or inventory shortages could result in decreased revenue and gross margin and harm our business.

We purchase products from our manufacturers outside of, and in advance of, reseller or end-customer orders, which we hold in inventory and resell. We place orders with our manufacturers based on our forecasts of our end-customers’ requirements and forecasts provided by our distribution channel partners. These forecasts are based on multiple assumptions, each of which might cause our estimates to be inaccurate, affecting our ability to provide products to our customers. There is a risk we may be unable to sell excess products ordered from our manufacturers. Inventory levels in excess of customer demand may result in obsolete inventory and inventory write-downs. For example, we incurred inventory write downs of $3.3 million for 2012 as a result of end-customers’ decisions to purchase our new product offering rather than our existing product offerings as originally expected. The sale of excess inventory at discounted prices could impair our brand image and have an adverse effect on our financial condition and results of operations. Conversely, if we underestimate demand for our products or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to resellers, distributors and customers and cause us to lose sales. These shortages may diminish the loyalty of our distribution channel partners or customers.

The difficulty in forecasting demand also makes it difficult to estimate our future financial condition and results of operations from period to period. A failure to accurately predict the level of demand for our products could adversely affect our net revenue and net income, and we are unlikely to forecast such effects with any certainty in advance.

Our sales cycles can be long and unpredictable, primarily due to the complexity of our end-customers’ networks and data centers and the length of their budget cycles. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our operating results to fluctuate significantly.

The timing of our sales is difficult to predict because of the length and unpredictability of our products’ sales cycles. A sales cycle is the period between initial contact with a prospective end-customer and any sale of our products. Our sales cycle, in particular to our large end-customers, may be lengthy due to the complexity of their networks and data centers. Because of this complexity, prospective end-customers generally consider a number of factors over an extended period of time before committing to purchase our products. End-customers often view the purchase of our products as a significant and strategic decision that can have important implications on their existing networks and data centers and, as a result, require considerable time to evaluate, test and qualify our products prior to making a purchase decision and placing an order to ensure that our products will successfully interoperate with our end-customers’ complex network and data centers. Additionally, the budgetary decisions at these entities can be lengthy and require multiple organization reviews. The length of time that end-customers devote to their evaluation of our products and decision making process varies significantly. The length of our products’ sales cycles typically ranges from three to 12 months but can be longer for our large end-customers.

For all of these reasons, it is difficult to predict whether a sale will be completed or the particular fiscal period in which a sale will be completed, both of which contribute to the uncertainty of our future operating results. If our sales cycles lengthen, our revenue could be lower than expected, which would have an adverse impact on our operating results and could cause our stock price to decline.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support could have a material adverse effect on our business, revenue and results of operations.

We believe that our ability to provide consistent, high quality customer service and technical support is a key factor in attracting and retaining end-customers of all sizes and is critical to the deployment of our products. When support is purchased our end-customers depend on our support organization to provide a broad range of support services, including on-site technical support, 24-hour support and shipment of replacement parts on an expedited basis. If our support organization or our distribution channel partners do not assist our end-customers in deploying our products effectively, succeed in helping our end-customers resolve post-deployment issues quickly, or provide ongoing support, it could adversely affect our ability to sell our products to existing end-customers and could harm our reputation with potential end-customers. We currently have technical support centers in the United States, Japan, China and the Netherlands. As we continue to expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English.

We typically sell our products with maintenance and support as part of the initial purchase, and a substantial portion of our support revenue comes from renewals of maintenance and support contracts. Our end-customers have no obligation to renew their maintenance and support contracts after the expiration of the initial period. If we are unable to provide high quality support, our end-customers may elect not to renew their maintenance and support contracts or to reduce the product quantity under their maintenance and support contracts, thereby reducing our future revenue from maintenance and support contracts.

Our failure or the failure of our distribution channel partners to maintain high-quality support and services could have a material and adverse effect on our business, revenue and operating results.

We depend on growth in markets relating to network security, management and analysis, and lack of growth or contraction in one or more of these markets could have a material adverse effect on our results of operations and financial condition.

Demand for our products is linked to, among other things, growth in the size and complexity of network infrastructures and the demand for networking technologies addressing the security, management and analysis of such infrastructures. These markets are dynamic and evolving. Our future financial performance will depend in large part on continued growth in the number of organizations investing in their network infrastructure and the amount they commit to such investments. If this demand declines, our results of operations and financial condition would be materially and adversely affected. Segments of the network infrastructure industry have in the past experienced significant economic downturns. Furthermore, the market for network infrastructure may not continue to grow at historic rates, or at all. The occurrence of any of these factors in the markets relating to network security, management and analysis could materially and adversely affect our results of operations and financial condition.

Our revenue growth rate in recent periods may not be indicative of our future performance.

You should not consider our revenue growth rate in recent periods as indicative of our future performance. We have recently experienced revenue growth rates of 65% and 32% in 2011 and 2012. We may not achieve similar revenue growth rates in future periods. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth. If we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability.

Our business and operations have experienced rapid growth in recent periods, and if we do not effectively manage any future growth or are unable to improve our controls, systems and processes, our operating results will be adversely affected.

In recent periods, we have significantly increased the number of our employees and independent contractors. As we hire new employees and independent contractors and expand into new locations outside the United States, we are required to comply with varying local laws for each of these new locations. We anticipate that further expansion of our infrastructure and headcount will be required. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure and financial resources. Our ability to manage our operations and growth across multiple countries will require us to continue to refine our operational, financial and management controls, human resource policies, and reporting systems and processes.

We need to continue to improve our internal systems, processes, and controls to effectively manage our operations and growth. We may not be able to successfully implement improvements to these systems, processes and controls in an efficient or timely manner. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud. We may experience difficulties in managing improvements to our systems, processes, and controls or in connection with third-party software, which could impair our ability to provide products or services to our customers in a timely manner, causing us to lose customers, limit us to smaller deployments of our products, increase our technical support costs, or damage our reputation and brand. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenue, expenses, and earnings, or to prevent certain losses, any of which may harm our business and results of operations.

We may not be able to sustain or develop new distributor and reseller relationships, and a reduction or delay in sales to significant distribution channel partners could hurt our business.

We sell our products and services through multiple distribution channels in the United States and internationally. We may not be able to increase our number of distributor or reseller relationships or maintain our existing relationships. Recruiting and retaining qualified distribution channel partners and training them on our technologies requires significant time and resources. These distribution channel partners may also market, sell and support products and services that are competitive with ours and may devote more resources to the marketing, sales and support of such competitive products. Our sales channel structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our distribution channel partners misrepresent the functionality of our products or services to end-customers or violate laws or our corporate policies. If we are unable to establish or maintain our sales channels or if our distribution channel partners are unable to adapt to our future sales focus and needs, our business and results of operations will be harmed.

The terms of our credit facility could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

Our credit facility contains a number of restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to take actions that may be in our best interests. Our credit facility requires us to satisfy specified financial covenants. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. A breach of any of these covenants or the occurrence of other events specified in the credit facility could result in an event of default under the credit facility. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under the credit facility to be immediately due and payable and terminate all commitments to extend further credit. If our lenders accelerate the repayment, if any, we may not have sufficient funds to repay our existing debt. If we were unable to repay those amounts, our lenders could proceed against the collateral granted to them to secure such indebtedness. We have pledged substantially all of our assets, including our intellectual property, as collateral under the credit facility.

Our sales to governmental organizations are subject to a number of challenges and risks.

We sell to governmental organization end-customers. Sales to governmental organizations are subject to a number of challenges and risks. Selling to governmental organizations can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We have not yet received security clearance from the United States government, which prevent us from being able to sell directly for certain governmental uses. There can be no assurance that such clearance will be obtained, and failure to do so may adversely affect our operating results. Governmental organization demand and payment for our products may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Governmental organizations may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future operating results.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental entities, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or our end-customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our end-customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

We have discovered that we inadvertently reported incorrect information in the Electronic Export Information filed with the U.S. Census Bureau. Although the underlying exports were authorized under the Export Administration Regulations, we incorrectly cited NLR (No License Required) as the export authorization for the exports of our products when the appropriate authorization was ENC (License Exception Encryption Commodities, Software and Technology). We also believe that we may have inadvertently included the incorrect Harmonized Tariff Schedule (HTS) number on the export documents. We have implemented corrective actions and filed an initial Voluntary Self Disclosure with the U.S. Census Bureau regarding these technical violations and will submit a Final Voluntary Self Disclosure once we complete our review of the transactions at issue. Although the review is ongoing, we do not believe the potential imposition of any fines by the Census Bureau would be material to us. However, there can be no assurances that any such fines or penalties would not be material, and if such fines or penalties were material, they could harm our operating results and financial condition.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

Our company must comply with local, state, federal, and international environmental laws and regulations in the countries in which we do business. We are also subject to laws, which restrict certain hazardous substances, including lead, used in the construction of our products, such as the European Union Restriction on the Use of Hazardous Substances in electrical and electronic equipment directive. We are also subject to the European Union Directive, known as the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, which requires producers of certain electrical and electronic equipment to properly label products, register as a WEEE producer, and provide for the collection, disposal, and recycling of waste electronic products. Failure to comply with these environmental directives and other environmental laws could result in the imposition of fines and penalties, inability to sell covered products in certain countries, the loss of revenues, or subject us to third-party property damage or personal injury claims, or require us to incur investigation, remediation or engineering costs. Our operations and products will be affected by future environmental laws and regulations, but we cannot predict the ultimate impact of any such future laws and regulations at this time.

Our products must conform to industry standards in order to be accepted by end-customers in our markets.

Generally, our products comprise only a part of a data center. The servers, network, software and other components and systems of a data center must comply with established industry standards in order to interoperate and function efficiently together. We depend on companies that provide other components of the servers and systems in a data center to support prevailing industry standards. Often, these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our end-customers. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected and we may need to incur substantial costs to conform our products to such standards, which could harm our business, operating results and financial condition.

We are dependent on various information technology systems, and failures of or interruptions to those systems could harm our business.

Many of our business processes depend upon our information technology systems, the systems and processes of third parties, and on interfaces with the systems of third parties. If those systems fail or are interrupted, or if our ability to connect to or interact with one or more networks is interrupted, our processes may function at a diminished level or not at all. This would harm our ability to ship products, and our financial results may be harmed.

In addition, reconfiguring or upgrading our information technology systems or other business processes in response to changing business needs may be time-consuming and costly and is subject to risks of delay or failed deployment. To the extent this impacts our ability to react timely to specific market or business opportunities, our financial results may be harmed.

Future acquisitions we may undertake may not result in the financial and strategic goals that are contemplated at the time of the transaction.

We may make acquisitions of complementary companies, products or technologies. With respect to any other future acquisitions we may undertake, we may find that the acquired businesses, products or technologies do not further our business strategy as expected, that we paid more than what the assets are later worth or that economic conditions change, all of which may generate future impairment charges. Any future acquisitions may be viewed negatively by customers, financial markets or investors. There may be difficulty integrating the operations and personnel of an acquired business, and we may have difficulty retaining the key personnel of an acquired business. We may have difficulty in integrating acquired technologies or products with our existing product lines. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. Our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations. We may have difficulty maintaining uniform standards, controls, procedures and policies across locations. We may experience significant problems or liabilities associated with product quality, technology and other matters.

Our inability to successfully operate and integrate future acquisitions appropriately, effectively and in a timely manner, or to retain key personnel of any acquired business, could have a material adverse effect on our revenue, gross margin and expenses.

Our ability to use our net operating loss carryforwards may be subject to limitation and may result in increased future tax liability to us.

Generally, a change of more than 50% in the ownership of a corporation’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. In the event we have undergone an ownership change under Section 382 of the Internal Revenue Code, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability to us.

Our business is subject to the risks of warranty claims, product returns, product liability, and product defects.

Real or perceived errors, failures or bugs in our products could result in claims by end-customers for losses that they sustain. If end-customers make these types of claims, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. Historically, the amount of warranty claims has not been significant, but there are no assurances that the amount of such claims will not be material in the future. Liability provisions in our standard terms and conditions of sale, and those of our resellers and distributors, may not be enforceable under some circumstances or may not fully or effectively protect us from customer claims and related liabilities and costs, including indemnification obligations under our agreements with resellers, distributors or end-customers. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of funds in connection with litigation and divert management’s time and other resources.

We are exposed to the credit risk of our distribution channel partners and end-customers, which could result in material losses and negatively impact our operating results.

Most of our sales are on an open credit basis, with typical payment terms ranging from 30 to 90 days depending on local customs or conditions that exist in the sale location. If any of the distribution channel partners or end-customers responsible for a significant portion of our revenue becomes insolvent or suffers a deterioration in its financial or business condition and is unable to pay for our products, our results of operations could be harmed.

Concentration of ownership among our existing executive officers, a small number of stockholders, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Our executive officers and directors, together with entities affiliated with these individuals and stockholders who own greater than 5% of our outstanding common stock, will hold     % of our outstanding common stock after this offering, based on the number of shares outstanding as of                     , 2014. Accordingly, these stockholders, acting together, can elect a majority of our directors, have the voting power to approve or not approve all matters requiring stockholder approval and have significant influence over our affairs. The interests of these stockholders could conflict with your interests. These stockholders may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their investments, even though such transactions might involve risks to you. In addition, this concentration of ownership could have the effect of delaying or preventing a liquidity event such as a merger or liquidation of our company.

We may need to raise additional funds in future private or public offerings, and such funds may not be available on acceptable terms, if at all. If we do raise additional funds, existing stockholders will suffer dilution.

We may need to raise additional funds in private or public offerings, and these funds may not be available to us when we need them or on acceptable terms, if at all. If we raise additional funds through further issuances of equity or convertible debt securities, you could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our then-existing capital stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we cannot raise additional funds when we need them, our business and prospects could fail or be materially and adversely affected.

The price of our common stock may be volatile, and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes or fluctuations in our results of operations;

•	whether our results of operations meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	litigation or investigations involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our common stock; or

•	departures of key personnel.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, results of operations and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of                     , 2014, upon completion of this offering, we will have             shares of common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriters,” we and all of our directors and executive officers and substantially all of our equity holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 180 days from the date of this prospectus. When the lockup period expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, Morgan Stanley & Co. LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section of this prospectus captioned “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of         , 2014, holders of up to approximately 149,989,403 shares, or     %, of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We are an emerging growth company, and any decision on our part to comply only with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirement applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of this offering. We will remain an emerging growth company until the earliest of: (a) the last day of the year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.0 billion, or (iii) in which we qualify as a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or (b) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The requirements of being a public company will increase costs and may divert management attention.

As a reporting company, we will incur increased legal, accounting and other expenses, including costs associated with SEC reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC. In addition, our management team will also have to adapt to the requirements of being a reporting company. The expenses incurred for reporting and corporate governance purposes are significant. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. Additionally, implementation of the Dodd-Frank Wall Street Reform and

Consumer Protection Act of 2010, or the Dodd-Frank Act, may also cause us to incur additional costs and subject us to risks if we are unable to fully comply. For instance, the SEC adopted new disclosure requirements in 2012 as part of implementation of the Dodd-Frank Act regarding the use of conflict minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer’s efforts to prevent the sourcing of such conflict minerals. The implementation of these requirements could adversely affect our costs and our relationships with customers and suppliers. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

The increased costs associated with operating as a reporting company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $             per share, the difference between the price per share you pay (based on the midpoint of the price range on the cover of this prospectus) for our common stock and the pro forma net tangible book value per share of our common stock as of                     , 2014, after giving effect to the issuance of shares of our common stock in this offering. See “Dilution” below.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which would cause our share price or trading volume to decline.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our restated certificate of incorporation and bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preference and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our Chief Executive Officer, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or not to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

Proceeds received from the sale of our capital stock may be used for general corporate purposes, and we may not use such proceeds effectively.

The principal purposes of this offering are to raise additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We have not yet determined the specific allocation of the net proceeds that we receive in this offering. Rather, we intend to use the net proceeds that we receive in this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures, and we may use a portion of the net proceeds for the acquisition of, or investment in, business products, services or technologies that complement our business. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. We cannot assure you that we will use such proceeds effectively. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be harmed.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as acts of war and terrorism.

A significant natural disaster, such as an earthquake, fire, a flood, or significant power outage could have a material adverse impact on our business, operating results, and financial condition. Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, our two primary manufacturers are located in Taiwan, which is near major earthquake fault lines and subject to typhoons during certain times of the year. In the event of a major earthquake or typhoon, or other natural or man-made disaster, our manufacturers in Taiwan may face business interruptions, which may impact quality assurance, product costs, and product supply and timing. In the event our or our service providers’ information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missed financial targets, such as revenue and shipment targets, and our operations could be disrupted, for the affected quarter or quarters. In addition, cyber security attacks, acts of war or terrorism, or other geo-political unrest could cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, partners, or end-customers or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, partners or end-customers that impacts sales at the end of a quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and operating results would be adversely affected.

We do not intend to pay dividends for the foreseeable future.

We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. In addition, our various credit facilities currently restrict our ability to pay dividends while these facilities remain outstanding. As a result, you may only receive a return on your investment in our common stock if the value of our common stock increases.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Compensation Discussion and Analysis” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan” “expect,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to maintain an adequate rate of revenue growth;

•	our business plan and our ability to effectively manage our growth;

•	costs associated with defending intellectual property infringement and other claims, such as those claims discussed in “Business—Legal Proceedings”;

•	our ability to attract and retain end-customers;

•	our ability to further penetrate our existing customer base;

•	our ability to displace existing products in established markets;

•	our ability to expand our leadership position in next-generation application delivery and server load balancing solutions;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to innovate new products and bring them to market in a timely manner;

•	our ability to expand internationally;

•	the effects of increased competition in our market and our ability to compete effectively;

•	the effects of seasonal trends on our results of operations;

•	our expectations concerning relationships with third parties;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to maintain, protect, and enhance our brand and intellectual property; and

•	future acquisitions of or investments in complementary companies, products, services or technologies.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, including Forrester Research, Gartner and Cisco’s Global Cloud Index, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Reports described herein, (the “Gartner Reports”) represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this filing) and the opinions expressed in the Gartner Reports are subject to change without notice. The Gartner Reports consist of:

•	Forecast Overview: Information Security, Worldwide, 3Q13 Update Gartner 14 November 2013.

•	Forecast: Enterprise Network Equipment by Market Segment, Worldwide, 2010-2017, 3Q13 Gartner 24 September 2013.

•	Gartner Press Release dated October 7, 2013: “Gartner Says It’s the Beginning of a New Era: The Digital Industrial Economy.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock that we are selling in this offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming that the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each one million share increase or decrease in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to create a public market for our stock, increase our visibility in our marketplace, obtain additional capital and increase our capitalization and financial flexibility. We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures, and to fund our growth plans, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We may also, in our discretion, use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, services, or technologies that complement our business, although we have no current commitments or agreements to enter into any acquisitions or investments. We may also, in our discretion, use a portion of the net proceeds to pay down certain existing debt obligations. As of September 30, 2013, we had outstanding borrowings of $25.0 million under our credit facility which bore an interest rate of 3.68% per annum. The credit facility matures on September 30, 2016.

We will have broad discretion over the uses of the net proceeds of this offering. Pending the above uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions. Currently, the agreement for our revolving credit facility contains restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2013 on:

•	An actual basis.

•

A pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into 149,989,403 shares of our common stock upon completion of this offering, as if such conversion had happened on September 30, 2013; and the effectiveness of amendments to our certificate of incorporation upon completion of this offering, as if such amendment had also become effective on September 30, 2013.

•

A pro forma as adjusted basis to give further effect to (i) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and (ii) the application of the net proceeds from this offering to repay the outstanding borrowings under our credit facility, which were $25.0 million at September 30, 2013.

The information below is illustrative only, and our capitalization following completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands, except share and per share data)
	(Unaudited)
Cash and cash equivalents	$30,360	$30,360	$

Total debt	$25,000	$25,000	$
Redeemable convertible preferred stock, no par value per share—115,000 shares authorized; 80,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	80,229	—		—
Convertible preferred stock, no par value per share—114,634,975 shares authorized; 114,634,975 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	44,749	—		—
Stockholders’ deficit:
Preferred stock, $0.00001 par value per share—no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, no par value per share—246,000,000 shares authorized, 36,489,176 shares issued and outstanding, actual; $0.00001 par value per share shares authorized, 186,478,579 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	3,354	128,332
Additional paid-in capital	7,752	7,752
Accumulated deficit	(141,464)	(141,464)

Total stockholders’ deficit	(130,358)	(5,380)

Total capitalization	$19,620	$19,620	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each one million share increase or decrease in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price of $         per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The number of shares of common stock issued and outstanding actual, pro forma and pro forma as adjusted in the table above does not include the following shares:

•	33,920,425 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2013, with a weighted-average exercise price of $0.90 per share; and

•

             shares of common stock reserved for future issuances and grants under our stock-based compensation plans, consisting of (i) 4,984,522 shares of common stock reserved for future awards under our 2008 Stock Option Plan as of September 30, 2013, (ii)             shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective on the date of this prospectus, and (iii)             shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective on the date of this prospectus. Upon completion of this offering, any remaining shares available for future awards under our 2008 Stock Option Plan will be added to the shares reserved under our 2014 Equity Incentive Plan, and we will cease granting awards under our 2008 Option Plan. Our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value as of September 30, 2013 was $(6.5) million, or $(0.03) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2013, after giving effect to the conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into shares of common stock upon completion of this offering.

After giving effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2013	$(0.03)
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share to new investors by approximately $         and would increase or decrease dilution per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options are exercised, you will experience further dilution.

The following table presents on a pro forma as adjusted basis as of September 30, 2013, after giving effect to the conversion of all outstanding shares of convertible preferred stock and redeemable convertible preferred stock into common stock upon completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock, convertible preferred stock and redeemable convertible preferred stock, cash received from the exercise of stock options and the amount to be paid to us by new investors at an assumed offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders	186,478,579		%	$		%	$
New investors							$

Totals		100.0%		$	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $         million and increase or decrease the percent of total consideration paid by new investors by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

Assuming the underwriters’ option to purchase additional shares is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by our new investors to             , or     % of the total shares of common stock outstanding after this offering.

The number of shares of our common stock to be outstanding after this offering is based upon the number of shares of our common stock outstanding as of September 30, 2013 and excludes:

•	33,920,425 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2013, with a weighted-average exercise price of $0.90 per share; and

•

             shares of common stock reserved for future issuances and grants under our stock-based compensation plans, consisting of (i) 4,984,522 shares of common stock reserved for future awards under our 2008 Stock Option Plan as of September 30, 2013, (ii)             shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective on the date of this prospectus, and (iii)             shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective on the date of this prospectus. Upon completion of this offering, any remaining shares available for future awards under our 2008 Stock Option Plan will be added to the shares reserved under our 2014 Equity Incentive Plan, and we will cease granting awards under our 2008 Option Plan. Our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated statements of operations data. You should read the following tables in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the year ended December 31, 2010 and the consolidated balance sheet data as of December 31, 2010 from our audited consolidated financial statements which are not included in this prospectus. We derived the unaudited selected consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the unaudited consolidated balance sheet data as of September 30, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements has been prepared on the same basis as the audited consolidated financial statements and reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in the future, and our interim results are not necessarily indicative of results that should be expected for a full year or any subsequent period.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Products	$50,288	$79,763	$99,891	$71,454	$78,596
Services	5,014	11,515	20,175	14,274	20,942

Total revenue	55,302	91,278	120,066	85,728	99,538
Cost of revenue(1):
Products	11,206	16,442	18,619	13,986	16,469
Services	1,050	2,033	5,891	4,228	5,783

Total cost of revenue	12,256	18,475	24,510	18,214	22,252

Gross profit	43,046	72,803	95,556	67,514	77,286
Operating expenses(1):
Sales and marketing	21,597	34,504	51,323	36,285	49,588
Research and development	9,016	16,652	25,513	18,282	24,625
General and administrative	2,351	3,110	10,225	6,741	11,213
Litigation	3,410	9,524	95,515	93,105	9,887

Total operating expenses	36,374	63,790	182,576	154,413	95,313

Income (loss) from operations	6,672	9,013	(87,020)	(86,899)	(18,027)
Other income (expense), net:
Interest expense	(609)	(241)	(135)	(116)	(1,445)
Interest income and other income (expense), net	(567)	(618)	(2,237)	(286)	(1,437)

Total other income (expense), net	(1,176)	(859)	(2,372)	(402)	(2,882)

Income (loss) before provision for income taxes	5,496	8,154	(89,392)	(87,301)	(20,909)
Provision for income taxes	285	850	758	423	586

Net income (loss)	5,211	7,304	(90,150)	(87,724)	(21,495)
Accretion of redeemable convertible preferred stock dividend(2)	—	—	—	—	(788)

Net income available (loss attributable) to common stockholders	$5,211	$7,304	$(90,150)	$(87,724)	$(22,283)

Net income available (loss attributable) to common stockholders, basic	$479	$943	$(90,150)	$(87,724)	$(22,283)

	Year Ended December 31,				Nine Months Ended September 30,
	2010	2011	2012		2012	2013
	(In thousands, except per share data)
Net income per share available (loss attributable) to common stockholders(3):
Basic	$0.02	$0.03		$(2.88)	$(2.84)		$(0.65)

Diluted	$0.02	$0.03		$(2.88)	$(2.84)		$(0.65)

Weighted-average shares used in computing net income per share available (loss attributable) to common stockholders(3):
Basic	24,354	27,737		31,288	30,854		34,324

Diluted	34,417	39,011		31,288	30,854		34,324

Pro forma net loss per share attributable to common stockholders (unaudited)(3):
Basic				$(0.62)			$(0.14)

Diluted				$(0.62)			$(0.14)

Weighted-average shares used in computing pro forma net loss attributable to common stockholders (unaudited)(3):
Basic				144,208			156,559

Diluted				144,208			156,559

Supplemental pro forma net loss per share attributable to common stockholders (unaudited)(4):
Basic			$			$

Diluted			$			$

Supplemental pro forma weighted-average common shares outstanding used in computing supplemental pro forma net loss attributable to common stockholders (unaudited)(4):
Basic

Diluted

Other Financial Data:

Adjusted EBITDA (loss)(5)	$10,866	$20,227		$15,110	$10,728		$(2,874)

(1)	Results above include stock-based compensation expense as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$17	$49	$87	$61	$111
Sales and marketing	265	696	1,316	971	1,542
Research and development	249	551	776	567	903
General and administrative	90	168	361	281	324

Total stock-based compensation expense	$621	$1,464	$2,540	$1,880	$2,880

(2)	The redemption price of our Series D redeemable convertible preferred stock accretes at the rate of 6.0% per annum, compounding annually. In the event of a qualified initial public offering, the Series D redeemable convertible preferred stock will automatically convert into common stock. See Note 8 to our consolidated financial statements appearing elsewhere in this prospectus.
(3)	See Notes 1 and 11 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculations of basic and diluted net income per share available (loss attributable) to common stockholders.
(4)	See Notes 1 and 11 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculation of supplemental basic and diluted pro forma net loss per share attributable to common stockholders.
(5)	See “Adjusted EBITDA” below for more information and for a reconciliation of net income (loss) to Adjusted EBITDA (loss).

	As of December 31,			As of September 30, 2013
	2010	2011	2012
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,877	$19,048	$23,867	$30,360
Working capital (deficit)	8,437	19,064	(61,460)	24,936
Total assets	36,198	55,433	76,794	93,906
Total debt	4,159	1,654	5,631	25,000
Deferred revenue, net—current and long-term	14,463	18,050	27,707	32,238
Redeemable convertible preferred stock	—	—	—	80,229
Convertible preferred stock	41,648	41,665	41,737	44,749
Total stockholders’ deficit	(34,829)	(25,590)	(111,892)	(130,358)

Other Financial Data

Adjusted EBITDA

Adjusted EBITDA (loss) is an important measure used by our management and board of directors to evaluate our operating performance, develop future operating plans, make strategic decisions for the allocation of capital and determine our compliance with debt covenants. In particular, the exclusion of certain expenses, primarily the amounts paid in settlement of, and other expenses associated with, litigation between ourselves and Brocade Communications Systems, Inc., in calculating Adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Accordingly, we believe that Adjusted EBITDA also may provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. We define Adjusted EBITDA as our net income (loss) minus: (i) amounts paid in settlement of, and expenses associated with, the Brocade litigation, (ii) interest expense, (iii) interest income and other (income) expense, net, which primarily includes changes in the fair value of convertible preferred stock warrant liabilities and foreign exchange gains and losses, (iv) stock-based compensation, (v) depreciation and amortization and (vi) our provision for income taxes.

Reconciliation of Net Income (Loss) to Adjusted EBITDA (Loss)

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Net income (loss)	$5,211	$7,304	$(90,150)	$(87,724)	$(21,495)
Brocade litigation	1,462	6,333	94,296	91,914	7,273
Interest expense	609	241	135	116	1,445
Interest income and other (income) expense, net	567	618	2,237	286	1,437
Stock-based compensation	621	1,464	2,540	1,880	2,880
Depreciation and amortization	2,111	3,417	5,294	3,833	5,000
Provision for income taxes	285	850	758	423	586

Adjusted EBITDA (loss)	$10,866	$20,227	$15,110	$10,728	$(2,874)

Adjusted EBITDA (loss) is a supplemental measure of financial performance that is not required by, or presented in accordance with, U.S. generally accepted accounting principles, or GAAP. Our use of Adjusted EBITDA has limitations as an analytical tool, however, and you should not consider it in isolation or as a substitute for net income or any of our other operating results reported under GAAP. Adjusted EBITDA excludes some costs, namely, non-cash stock-based compensation and depreciation and amortization expense, that are recurring, and therefore it does not reflect the non-cash impact of such expenses or working capital needs even though they will continue for the foreseeable future. Moreover, other companies may calculate Adjusted EBITDA differently or may use other measures to evaluate their performance, both of which could reduce the usefulness of our Adjusted EBITDA as a tool for comparison. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss), various cash flow metrics, and other financial results presented in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a leading provider of application networking technologies. Our solutions enable enterprises, service providers, Web giants and government organizations to accelerate, secure and optimize the performance of their data center applications and networks. Our products are built on our Advanced Core Operating System, or ACOS, platform of advanced network technologies, which is designed to enable our products to deliver substantially greater performance and security relative to prior generation application networking products. Our software based ACOS architecture also provides the flexibility that enables us to expand our business to offer additional products to solve a growing array of networking and security challenges arising from increased Internet cloud and mobile computing.

We currently offer three software based advanced application networking solutions. These are Application Delivery Controllers, or ADCs, to optimize data center performance, Carrier Grade Network Address Translation, or CGN, to provide address and protocol translation services for service provider networks, and a Distributed Denial of Service Threat Protection System, or TPS, for network-wide security protection. We deliver these solutions both on optimized hardware appliances and as virtual appliances across our Thunder Series and AX Series product families.

Our company was founded in 2004 to create efficient, application-aware application networking performance and security solutions. Through development of the ACOS platform, accompanied by a sustained high level of innovation and continued feature development, we have produced a growing portfolio of application networking products. In 2005, we released our first product, and in 2007, we introduced our AX Series of ADCs to optimize data center performance. In 2009, we added security capabilities to our AX Series. In 2010, we further expanded our AX Series products to provide our CGN solution that extends the life of increasingly scarce IPv4 address blocks and their associated infrastructure, and provides migration solutions to the IPv6 addressing standard. In May 2013, we released our Thunder Series, a family of physical and virtual appliances that integrate an application delivery controller with security, network control and management tools. Thunder Series products can provide both ADC and CGN solutions, as well as network-wide security protection through our TPS solution. We deliver these solutions both on optimized hardware appliances and as virtual appliances across our Thunder Series and AX Series product families.

We derive revenue from sales of products and related support services. Products revenue is generated primarily by sales of hardware appliances with perpetual licenses to our software solutions. We generate services revenue primarily from sales of maintenance and support. End-customers predominantly purchase maintenance and support in conjunction with purchases of our products.

We sell our products globally to service providers and enterprises that depend on data center applications and networks to generate revenue and manage operations efficiently. Our end-customers operate in a variety of industries, including telecommunications, technology, industrial, retail, financial and education. Since inception, our customer base has grown rapidly. As of September 30, 2013, we had sold products to more than 2,500 customers across 65 countries, including three of the top four United States wireless carriers, seven of the top ten United States cable service providers, and three of the top four wireless carriers in Japan, in addition to other global enterprises, Web giants and governmental organizations. Our end-customers often follow an initial purchase with subsequent additional purchases. For example, our top 25 end-customers, as measured by revenue generated in 2012 and the nine months ended September 30, 2013, have, on average, made follow-on purchases in 80% of the quarters following their initial purchase.

We sell substantially all of our solutions through our high-touch sales organization as well as distribution channel partners, including distributors, value added resellers and system integrators, and fulfill nearly all orders globally through such partners. We believe this sales approach allows us to obtain the benefits of channel distribution, such as expanding our market coverage, while still maintaining face-to-face relationships with our end-customers. We outsource the manufacturing of our hardware products to original design manufacturers. We perform quality assurance and testing at our San Jose, California facilities, as well as at our manufacturers’ locations. We warehouse and deliver our products out of our San Jose warehouse. We also outsource warehousing and delivery to a third-party logistics provider in some regions.

During the year ended December 31, 2012, 36% of our total revenue was generated from the United States, 49% from Japan, 9% from the Asia Pacific region, excluding Japan, 5% from EMEA, and 1% from other geographical regions. During the nine months ended September 30, 2013, 48% of our total revenue was generated from the United States, 31% from Japan, 9% from the Asia Pacific region, excluding Japan, 7% from EMEA, and 5% from other geographical regions.

As a result of the nature of our target market and the current stage of our development, a substantial portion of our revenue comes from a limited number of large end-customers, including service providers, in any period. For example, sales to NTT DoCoMo, Inc., through a reseller, accounted for approximately 32% of our total revenue during the year ended December 31, 2012 and approximately 16% of our total revenue for the nine-month period ended September 30, 2013. In addition, during the year ended December 31, 2012 and the nine-month period ended September 30, 2013, purchases from our ten largest end-customers accounted for approximately 49% and 50% of our total revenue. The composition of the group of these ten largest end-customers changes from period to period, but often includes service providers, who accounted for approximately 53% and 51% of our total revenue during the year ended December 31, 2012 and the nine-month period ended September 30, 2013. Sales to these large end-customers have typically been characterized by large but irregular purchases with long initial sales cycles. After initial deployment, subsequent purchases of our products typically have a more compressed sales cycle. The timing of these purchases and the delivery of the purchased product is difficult to predict. As a consequence, any acceleration or delay in anticipated product purchases by or deliveries to our largest end-customers could materially impact our revenue and operating results in any quarterly period and cause our quarterly revenue and operating results to fluctuate from quarter to quarter and also be difficult to predict.

In recent years, our financial performance was affected by a protracted, but now settled, intellectual property litigation with Brocade Communications Systems, Inc. Since the litigation commenced in August 2010, we incurred substantial legal expenses in each financial period, as shown in our results of operations. In addition, the agreement to settle the litigation in May 2013 resulted in the cash payment by us of an aggregate of $75.0 million in the second and third quarters of 2013, plus interest. We also believe that the presence of such litigation, and the uncertainty it created in our market, affected our revenue during these periods, especially following the issuance of injunctions in the litigation in the first quarter of 2013. Although such injunctions did not prevent us from selling our redesigned products, certain customers informed us that they would not purchase any of our products until we settled the dispute. In particular, total revenue for the quarters ended March 31 and June 30, 2013 grew 12% and 7% year over year, as compared to growth of 27% in the quarter ended September 30, 2013, year over year. We chose to invest in product development and sales and marketing during the period of the Brocade litigation in order to best position our portfolio and presence in the market in anticipation of the time that the litigation was over. To calculate Adjusted EBITDA we exclude the Brocade litigation settlement and associated litigation fees and expenses. This facilitates comparisons of our operating performance on a period-to-period basis.

We intend to continue to invest for long-term growth. We have invested and expect to continue to invest heavily in our product development efforts to deliver new products and additional features in our current products to address customer needs. In addition, we expect to continue to expand our global sales and marketing organizations, expand our distribution channel partner programs and increase awareness of our solutions on a global basis. Additionally we will be investing in general and administration resources to meet the requirements to operate as a public company. Our investments in growth in these areas may affect short-term profitability.

For the years ended December 31, 2010, 2011 and 2012, our total revenue was $55.3 million, $91.3 million and $120.1 million, representing a compound annual growth rate of approximately 47% from 2010 to 2012. Our total revenue grew 32% from 2011 to 2012. Our total revenue for the nine months ended September 30, 2012 was $85.7 million and increased to $99.5 million for the nine months ended September 30, 2013. We expect our overall revenue to increase as a result of the investments described above, coupled with the impact of the resolution of our litigation with Brocade. Internationally we anticipate revenue to increase on an absolute basis, primarily in EMEA and China. The majority of the revenue increase is expected to be from repeat customer purchases, however, we also expect to increase revenue though expansion of both our direct sales force and distribution channel partner programs. However, our expectations regarding increases in revenue in future periods are subject to numerous risks and uncertainties and our revenue may not increase as we expect. Please see “Risk Factors” beginning on page 12.

For our years ended December 31, 2010, 2011 and 2012 our gross margin was 78%, 80%, and 80%. Our gross margin for the nine months ended September 30, 2012 and 2013 were 79% and 78%. We generated net income (loss) of $5.2 million, $7.3 million and $(90.2) million for our years ended December 31, 2010, 2011 and 2012, and $(87.7) million and $(21.5) million for the nine months ended September 30, 2012 and 2013. Our net income in these periods were affected by the settlement and legal expenses related to our litigation with Brocade.

Adjusted EBITDA

Adjusted EBITDA (loss) is an important measure used by our management and board of directors to evaluate our operating performance, develop future operating plans, make strategic decisions for the allocation of capital and determine our compliance with debt covenants. In particular, the exclusion of certain expenses, primarily the amounts paid in settlement of, and other expenses associated with, litigation between ourselves and Brocade, in calculating Adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Accordingly, we believe that Adjusted EBITDA also may provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. We define Adjusted EBITDA as our net income (loss) minus: (i) amounts paid in settlement of, and other expenses associated with, the Brocade litigation, (ii) interest expense, (iii) interest income and other (income) expense, net, which primarily includes changes in the fair value of convertible preferred stock warrant liabilities and foreign exchange gains and losses, (iv) stock-based compensation, (v) depreciation and amortization and (vi) our provision for income taxes.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Adjusted EBITDA (loss)	$20,227	$15,110	$10,728	$(2,874)

Adjusted EBITDA decreased from $20.2 million in 2011 to $15.1 million in 2012. Adjusted EBITDA decreased from $10.7 million for the nine months ended September 30, 2012 to a loss of $(2.9) million for the nine months ended September 30, 2013. The decrease in Adjusted EBITDA from 2011 to 2012 was primarily a result of a 31.5% increase in revenue, while operating expenses excluding the Brocade litigation increased by 53.6%, as we continued to invest in research and development of new products and product enhancements, sales and marketing, and general and administrative infrastructure to support our growth. The decrease in Adjusted EBITDA from the nine months ended September 30, 2012 to September 30, 2013 was primarily a result of a 16.1% increase in revenue, while operating expenses excluding the Brocade litigation increased by 40.9%. We believe the Brocade litigation affected our revenue during the first half of 2013 due to the uncertainty created by the injunctions outstanding during the first half of 2013. In addition, we continued to invest in our research and development for our products and product enhancements, sales and marketing, and general and administrative infrastructure to support our planned growth.

Basis of Presentation

Revenue

Our total revenue consists of the following:

Products Revenue

Our products revenue consists of revenue from sales of our hardware appliances upon which our software is installed. Such software includes our ACOS software, as well as one of our ADC, CGN and TPS solutions. Purchase of a hardware appliance includes a perpetual license to the included software. We recognize product revenue at the time of shipment, provided that all other revenue recognition criteria have been met. As a percentage of revenue, our products revenue may vary from quarter to quarter based on, among other things, the timing of orders and delivery of products, cyclicality and seasonality, changes in currency exchange rates and the impact of significant transactions with unique terms and conditions.

Services Revenue

We generate services revenue from sales of post contract support, or PCS, which is bundled with sales of products and professional services. We offer tiered PCS services under renewable, fee-based PCS contracts, primarily including technical support, hardware repair and replacement parts, and software upgrades on a when-and-if-released basis. We recognize services revenue ratably over the term of the PCS contract, which is typically one year, but can be up to five years. In absolute dollars, we expect our services revenue to increase as we expand our installed base.

Cost of Revenue

Our cost of revenue consists of the following:

Cost of Products Revenue

Cost of products revenue is comprised primarily of the cost of third-party manufacturing services and cost of component inventory, each for the hardware component of our products. Cost of products revenue also includes personnel costs, shipping costs, inventory write-downs, certain allocated facilities and information technology infrastructure costs, and expenses associated with logistics and quality control.

Cost of Services Revenue

Cost of services revenue is comprised primarily of personnel costs for our technical support, training and professional service teams. Cost of services revenue also includes the costs of inventory used to provide hardware replacements to end-customers under PCS contracts and certain allocated facilities and information technology infrastructure costs.

Gross Margin

Gross margin may vary and be unpredictable from quarter to quarter based on a variety of factors. These may include the mix of revenue from each of our regions, the mix of our products sold within a period, discounts provided to customers, discounts on early sales of new products to gain market penetration, write-downs of obsolete inventory and international currency exchange rates. As to currency, in general our sales are denominated in U.S. Dollars, however in Japan they are denominated in Yen. Changes in the Dollar/Yen exchange rate will therefore affect the dollar value received and gross margin. Any of the factors noted above can generate either a positive or negative impact on gross margin as compared to another period.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, general and administrative and litigation. The largest component of our operating expenses, excluding litigation, is personnel costs. Personnel costs consist of wages, benefits, bonuses, and, with respect to sales and marketing expenses, sales commissions. Personnel costs also include stock-based compensation and travel expenses. We expect personnel costs to continue to increase in absolute dollars as we hire new employees to continue to grow our business.

Sales and Marketing

Sales and marketing expenses are our largest functional category of total operating expense. These expenses primarily consist of personnel costs related to our employees engaged in sales and marketing activities. Sales and marketing expenses also include the cost of marketing programs, trade shows, consulting services, promotional materials, demonstration equipment, depreciation and certain allocated facilities and information technology infrastructure costs. We expect our sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing organization and expand into new countries.

Research and Development

Research and development efforts are focused on new product development and on developing additional functionality for our existing products. These expenses consist of personnel costs, and to a lesser extent, prototype materials, depreciation and certain allocated facilities and information technology infrastructure costs. We expense research and development costs as incurred. We expect our research and development expenses to increase in absolute dollars as we continue to develop new products and enhance our existing products.

General and Administrative

General and administrative expenses consist primarily of personnel costs, professional fees and facility costs. General and administrative personnel costs include executive, finance, human resources, information technology, facility and legal (excluding litigation) related expenses. Professional fees consist primarily of fees for outside accounting, tax, legal, recruiting and other administrative services. We expect our general and administrative expenses to increase in absolute dollars following the completion of this offering due to the additional legal, accounting, insurance, investor relations and other costs that we will incur as a public company, as well as other costs associated with growing our business.

Litigation

Litigation is comprised of legal expenses and changes in our litigation reserve, primarily relating to our litigation with Brocade Communications Systems, Inc. Legal expenses consist of professional fees incurred in defending ourselves against litigation matters and are expensed as incurred when professional services are provided. The litigation reserve consists of accruals we make for estimated losses in pending legal proceedings. Changes in the reserve are made as we change our estimates or make payments in damages or settlement. In May 2013, we entered into a settlement agreement with Brocade for $75.0 million, which we recognized in our consolidated statement of operations in the first quarter of 2012. The settlement of the litigation provided additional evidence about conditions that existed at the date of the December 31, 2012 financial statements. As the December 31, 2012 financial statements had not been issued at the time of the settlement, in accordance with ASC 855-10, Subsequent Events, the entire settlement amount was recorded in the first quarter of 2012. With this settlement, we expect our litigation expenses to decrease in absolute dollars going forward; however, we cannot predict with certainty that this will occur.

Other Income (Expense), Net

Other income (expense), net is comprised of the following items:

Interest Expense

Interest expense consists primarily of interest expense on our debt obligations. We expect our interest expense to increase on an absolute basis in the near term due to outstanding amounts under the credit agreement we entered into in September 2013.

Interest Income and Other Income (Expense), Net

Interest income consists primarily of interest income earned on our cash and cash equivalents balances. Other income (expense) consists primarily of foreign currency exchange gains and losses and, through February 2013, fair value adjustments related to then-outstanding warrants to purchase our convertible preferred stock. Foreign currency exchange gains and losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. Dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Provision for Income Taxes

Provision for income taxes consists of federal and state income taxes in the United States and in certain foreign jurisdictions. Earnings from our non-U.S. activities are subject to local country income taxes and may be subject to U.S. income taxes. We record a valuation allowance to reduce our U.S. deferred tax assets to the amount that we believe we are more likely than not to realize. As a result, provision for income taxes primarily relates only to foreign and state taxes at this time, as we have recorded a full valuation allowance for federal income taxes.

Results of Operations

The following tables provide consolidated statements of operations data in dollars and as a percentage of our revenue. We have derived the data for the years ended December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the data for the nine months ended September 30, 2012 and 2013 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Consolidated Statements of Operations Data:
Revenue:
Products	$79,763	$99,891	$71,454	$78,596
Services	11,515	20,175	14,274	20,942

Total revenue	91,278	120,066	85,728	99,538
Cost of revenue(1)
Products	16,442	18,619	13,986	16,469
Services	2,033	5,891	4,228	5,783

Total cost of revenue	18,475	24,510	18,214	22,252

Gross profit	72,803	95,556	67,514	77,286
Operating expenses(1)
Sales and marketing	34,504	51,323	36,285	49,588
Research and development	16,652	25,513	18,282	24,625
General and administrative	3,110	10,225	6,741	11,213
Litigation	9,524	95,515	93,105	9,887

Total operating expenses	63,790	182,576	154,413	95,313

Income (loss) from operations	9,013	(87,020)	(86,899)	(18,027)
Other income (expense), net:
Interest expense	(241)	(135)	(116)	(1,445)
Interest income and other income (expense), net	(618)	(2,237)	(286)	(1,437)

Total other income (expense), net	(859)	(2,372)	(402)	(2,882)

Income (loss) before provision for income taxes	8,154	(89,392)	(87,301)	(20,909)
Provision for income taxes	850	758	423	586

Net income (loss)	$7,304	$(90,150)	$(87,724)	$(21,495)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Revenue:
Products	87.4%	83.2%	83.3%	79.0%
Services	12.6%	16.8%	16.7%	21.0%

Total revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue:
Products	18.0%	15.5%	16.3%	16.5%
Services	2.2%	4.9%	4.9%	5.8%

Total cost of revenue	20.2%	20.4%	21.2%	22.3%

Gross profit	79.8%	79.6%	78.8%	77.7%
Operating expenses:
Sales and marketing	37.8%	42.7%	42.3%	49.8%
Research and development	18.2%	21.3%	21.4%	24.8%
General and administrative	3.5%	8.5%	7.9%	11.3%
Litigation	10.4%	79.6%	108.6%	9.9%

Total operating expenses	69.9%	152.1%	180.2%	95.8%

Income (loss) from operations	9.9%	(72.5)%	(101.4)%	(18.1)%
Other income (expense), net:
Interest expense	(0.3)%	(0.1)%	(0.1)%	(1.5)%
Interest income and other income (expense), net	(0.7)%	(1.9)%	(0.3)%	(1.4)%

Total other income (expense), net	(1.0)%	(2.0)%	(0.4)%	(2.9)%

Income (loss) before provision for income taxes	8.9%	(74.5)%	(101.8)%	(21.0)%
Provision for income taxes	0.9%	0.6%	0.5%	0.6%

Net income (loss)	8.0%	(75.1)%	(102.3)%	(21.6)%

(1)	Results above include stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$49	$87	$61	$111
Sales and marketing	696	1,316	971	1,542
Research and development	551	776	567	903
General and administrative	168	361	281	324

Total stock-based compensation expense	$1,464	$2,540	$1,880	$2,880

Comparison of the Nine Months Ended September 30, 2012 and 2013

Revenue

	Nine Months Ended September 30,		Change
	2012	2013	Amount	%
	(In thousands, except percentages)
Revenue:
Products	$71,454	$78,596	$7,142	10.0%
Services	14,274	20,942	6,668	46.7%

Total revenue	$85,728	$99,538	$13,810	16.1%

Revenue by geographic location:
United States	$29,411	$47,512	$18,101	61.5%
Japan	44,040	31,071	(12,969)	(29.4)%
Asia Pacific, excluding Japan	7,479	9,024	1,545	20.7%
EMEA	3,842	6,598	2,756	71.7%
Other	956	5,333	4,377	N.M.

Total revenue	$85,728	$99,538	$13,810	16.1%

Revenue growth from the nine months ended September 30, 2012 to the nine months ended September 30, 2013 reflects increased demand for our products and related support and services. The increase in products revenue was driven by increased sales of our products primarily to existing customers. The increase in services revenue was related to the increase in PCS sales in connection with the increased unit sales of our hardware products, and the resulting increase in our installed base and the renewals of PCS on our installed customer base. The percentage increase in service revenue exceeds that of product revenue because service revenue is directly related to the installed base of product rather that the current year’s sales of product. Current year sales of product generate service revenue only from the date the unit is received by the customer.

We believe the Brocade litigation affected our revenues during both these periods, but we believe this effect was particularly evident in the nine months ended September 30, 2013 due to the uncertainty created by injunctions issued in the matter in the six months ended June 30, 2013. Although such injunctions did not prevent us from selling our redesigned products, certain customers informed us that they would not purchase any of our products until we settled the dispute. The settlement of the Brocade litigation did not result in any material restrictions to our business.

In the nine months ended September 30, 2013, U.S. revenue was positively affected by a few large orders from existing customers purchasing our products for significant project deployment within their organizations. We cannot be certain that similar orders will be received from these customers, or from other customers in the future. Similarly, we experienced a decrease in revenue in Japan as certain end-customers deployed and absorbed products in 2013 that were purchased in 2012 to accommodate anticipated growth in data traffic, thus reducing overall purchase levels in 2013. Even though we continue to communicate with our customers on their purchasing requirements, we cannot be certain of the timing of their future product purchases for specific projects from period to period. Additionally, revenue in Japan was negatively impacted by changes in the Dollar/Yen exchange rate. Revenue growth in other geographic locations was primarily due to our continued investment in increasing the size of our sales force and the number of distribution channel partners in those regions.

Cost of Revenue, Gross Profit and Gross Margin

	Nine Months Ended September 30,		Change
	2012	2013	Amount	%
	(In thousands, except percentages)
Cost of revenue:
Products	$13,986	$16,469	$2,483	17.8%
Services	4,228	5,783	1,555	36.8%

Total cost of revenue	$18,214	$22,252	$4,038	22.2%

	Nine Months Ended September 30,
	2012		2013		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(In thousands, except percentages)
Gross profit:
Products	$57,468	80.4%	$62,127	79.0%	$4,659	(1.4)
Services	10,046	70.4%	15,159	72.4%	5,113	2.0

Total gross profit	$67,514	78.8%	$77,286	77.6%	$9,772	(1.2)

The decrease of 1.4 percentage points in product gross margin from the nine months ended September 30, 2012 to the nine months ended September 30, 2013 was primarily due to a higher than historical gross margin in the three months ended September 30, 2012, related to higher than historical volumes coming from geographic regions with generally higher gross margins. In the nine months ended September 30, 2013, the geographical revenue mix returned to historical levels, as did gross margins. Additionally, in 2013 there was a modest negative impact to gross margin due to changes to the Dollar/Yen exchange rate. The increase of 2.0 percentage points in service gross margin was primarily a result of a 46.7% growth in services revenue, while cost of services revenue increased by only 36.8% due to increased operating efficiencies in our service and support group.

Operating Expenses

	Nine Months Ended September 30,		Change
	2012	2013	Amount	%
	(In thousands, except percentages)
Operating expenses:
Sales and marketing	$36,285	$49,588	$13,303	36.7%
Research and development	18,282	24,625	6,343	34.7%
General and administrative	6,741	11,213	4,472	66.3%

Non-GAAP operating expenses excluding litigation	61,308	85,426	24,118	39.3%
Litigation	93,105	9,887	(83,218)	N.M.

Total operating expenses	$154,413	$95,313	$(59,100)	(38.3)%

Non-GAAP operating expenses, excluding litigation, is an important measure used by our management to evaluate our operating performance, develop future operating plans, and make strategic decisions related to the allocation of resources. In particular, the exclusion of litigation expenses facilitates comparison of our operating expenses on a period to period basis and with other companies. Accordingly, we believe the Non-GAAP operating expenses excluding litigation also may provide useful information to investors and others in understanding and evaluating our operating expenses in the same manner as our management.

Sales and Marketing

The increase in sales and marketing expenses was primarily attributable to a $10.3 million increase in personnel and related costs, which includes a $5.2 million increase in employee compensation, a $3.9 million increase in commission and bonus expenses, a $0.6 million increase in stock-based compensation and a $0.6 million increase in travel costs, as a result of an increase in sales and marketing headcount from 202 as of September 30, 2012 to 243 as of September 30, 2013. The increase was also attributable to a $0.7 million increase in marketing and promotion costs associated with advertising and trade shows, as we increased our sales and marketing efforts to grow our revenue.

Research and Development

The increase in research and development expenses was primarily attributable to a $5.5 million increase in personnel and related costs, which includes a $4.6 million increase in employee compensation, a $0.4 million increase in bonuses and a $0.3 million increase in stock-based compensation, as a result of an increase in research and development headcount from 168 as of September 30, 2012 to 200 as of September 30, 2013, as we continued our efforts to develop new products and additional functionality for our existing products. The increase also reflected a $1.2 million increase in depreciation and allocated facilities and information technology infrastructure costs.

General and Administrative

The increase in general and administrative expenses was primarily attributable to higher professional services costs of $2.4 million, which related to increased general legal fees, audit fees, finance and accounting consulting fees, human resources and IT implementation services, in connection with scaling our organization to support increased business activity and preparing for an initial public offering. The increase was also attributable to a $1.2 million increase in personnel and related costs, including bonuses and stock-based compensation, and a $0.3 million increase in bad debt expense. Our general and administrative headcount increased from 32 as of September 30, 2012 to 42 as of September 30, 2013.

Litigation

The decrease in litigation expenses was primarily attributable to the $75.0 million legal settlement with Brocade in May 2013, which we recognized in the three months ended March 31, 2012. See the subsection titled “Basis of Presentation” for an explanation of why this expense was booked in the three months ended March 31, 2012. The decrease was offset by $1.8 million of legal expenses incurred in connection with the Radware litigation. The remaining change was primarily attributable to a decrease in professional legal service fees related to the Brocade litigation as a result of the settlement.

Interest Expense

	Nine Months Ended September 30,
	2012	2013
	(In thousands)
Interest expense	$(116)	$(1,445)

Interest expense increased by $1.3 million due primarily to the $1.1 million in interest expense we incurred on an unsecured convertible promissory note we issued to Brocade in July 2013 in accordance with the terms of the settlement of the Brocade litigation. We repaid the note in full in September 2013.

Interest Income and Other Income (Expense), Net

	Nine Months Ended September 30,
	2012	2013
	(In thousands)
Interest income and other income (expense), net	$(286)	$(1,437)

Interest income and other income (expense), net changed by $1.2 million due primarily to an increase of $1.2 million in foreign currency exchange losses as a result of the Japanese Yen weakening against the U.S. Dollar offset by a decrease of $0.1 million non-cash expense related to a change in the value of convertible preferred stock warrants outstanding through their exercise or expiration in February 2013.

Provision for Income Taxes

	Nine Months Ended September 30,
	2012	2013
	(In thousands)
Provision for income taxes	$423	$586

The $0.2 million increase in our provision for income taxes was attributable to an increase in our provision for foreign income taxes.

Comparison of the Years Ended December 31, 2011 and 2012

Revenue

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(In thousands, except percentages)
Revenue:
Products	$79,763	$99,891	$20,128	25.2%
Services	11,515	20,175	8,660	75.2%

Total revenue	$91,278	$120,066	$28,788	31.5%

Revenue by geographic location:
United States	$38,674	$43,389	$4,715	12.2%
Japan	37,504	58,653	21,149	56.4%
Asia Pacific, excluding Japan	8,679	10,315	1,636	18.9%
EMEA	4,812	6,469	1,657	34.4%
Other	1,609	1,240	(369)	(22.9)%

Total revenue	$91,278	$120,066	$28,788	31.5%

Revenue growth from the year ended December 31, 2011 to the year ended December 31, 2012 reflects increased demand for our products and related services. The increase in products revenue was driven by increased sales of our products to existing and new customers. Japan contributed the largest portion of the revenue increase from 2011 to 2012, primarily due to a significant increase in sales by our distribution channel partners to large service providers, as they expanded their mobile network capacity to address current and anticipated growth in data traffic. The revenue growth in other geographic locations was primarily due to our continued investment in increasing the size of our sales force which increased by 26% during 2012, and the number of distribution channel partners in those regions. The increase in services revenue was related to the increase in PCS sales in connection with the increased unit sales of our hardware products, and the renewals of PCS on our installed customer base. The percentage increase in service revenue exceeds that of product revenue because service revenue is directly related to the installed base of product rather than the current year’s sales of product. Current year sales of product generate service revenue only from the date the unit is received by the customer.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(In thousands, except percentages)
Cost of revenue:
Products	$16,442	$18,619	$2,177	13.2%
Services	2,033	5,891	3,858	189.8%

Total cost of revenue	$18,475	$24,510	$6,035	32.7%

	Year Ended December 31,
	2011		2012		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(In thousands, except percentages)
Gross profit:
Products	$63,321	79.4%	$81,272	81.4%	$17,951	2.0
Services	9,482	82.3%	14,284	70.8%	4,802	(11.5)

Total gross profit	$72,803	79.8%	$95,556	79.6%	$22,753	(0.2)

The increase of 2.0 percentage points in products gross margin from the year ended December 31, 2011 to the year ended December 31, 2012 was primarily due to higher than historical gross margin in the six months ended December 31, 2012, related to higher than historical volumes coming from geographic regions with generally higher gross margins. The decrease of 11.5 percentage points in services gross margin was primarily a result of higher personnel and related costs for our service and support team, as we grew the team in anticipation of future growth.

Operating Expenses

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(In thousands, except percentages)
Operating expenses:
Sales and marketing	$34,504	$51,323	$16,819	48.7%
Research and development	16,652	25,513	8,861	53.2%
General and administrative	3,110	10,225	7,115	228.8%

Non-GAAP operating expenses excluding litigation	54,266	87,061	32,795	60.4%
Litigation	9,524	95,515	85,991	N.M.

Total operating expenses	$63,790	$182,576	$118,786	186.2%

Non-GAAP operating expenses, excluding litigation, is an important measure used by our management to evaluate our operating performance, develop future operating plans, and make strategic decisions related to the allocation of resources. In particular, the exclusion of litigation expenses facilitates comparison of our operating expenses on a period to period basis and with other companies. Accordingly, we believe the Non-GAAP operating expenses excluding litigation also may provide useful information to investors and others in understanding and evaluating our operating expenses in the same manner as our management.

Sales and Marketing

The increase in sales and marketing expenses was primarily attributable to a $13.0 million increase in personnel and related costs, which includes an $8.6 million increase in employee compensation, a $2.2 million increase in commission and bonus expenses, a $1.5 million increase in travel costs and a $0.6 million increase in stock-based compensation, as a result of an increase in sales and marketing headcount from 158 as of December 31, 2011 to 205 as of December 31, 2012. The change was also due to a $1.1 million increase in marketing and promotion costs related to trade shows and marketing development efforts, a $1.1 million increase in contractor expense and a $0.8 million increase in depreciation and allocated facilities and information technology infrastructure costs.

Research and Development

The increase in research and development expenses was primarily attributable to a $6.4 million increase in personnel and related costs, which includes a $5.7 million increase in employee compensation, a $0.4 million increase in bonuses and a $0.3 million increase in stock-based compensation, as a result of an increase in research and development headcount from 134 as of December 31, 2011 to 176 as of December 31, 2012 as we continued our efforts to develop new product and additional functionality for our existing products. The change was also due to a $1.3 million increase in depreciation and allocated facilities and information technology infrastructure expense.

General and Administrative

The increase in general and administrative expenses was primarily attributable to a $2.5 million increase in professional service fees related to outside audit, finance and accounting consulting, human resources and IT implementation services to support increased business activity. The change was also due to a $2.2 million increase in personnel and related costs, including bonuses and stock-based compensation, $0.9 million increase in depreciation and allocated facilities and information technology infrastructure expense, and a $0.6 million lease expense on the early termination of the lease on our former headquarters building. Our general and administrative headcount increased from 15 as of December 31, 2011 to 36 as of December 31, 2012.

Litigation

The increase of $86.0 million in litigation expenses was primarily attributable to litigation settlement expenses, including $75.0 million related to the Brocade litigation settlement, and a $10.1 million increase in professional legal service fees related to litigation defense costs primarily for the Brocade litigation. See the subsection titled “Basis of Presentation” for an explanation of why this expense was booked in the first quarter of 2012.

Interest Expense

	Year Ended December 31,
	2011	2012
	(In thousands)
Interest expense	$(241)	$(135)

Interest expense decreased by $0.1 million as a result of a $1.0 million decrease in the outstanding balance of a term loan between December 31, 2011 and 2012 due to scheduled principal repayments. This loan was paid in full in July 2013. During 2012, we drew down on a revolving line of credit periodically for short-term cash needs, but repaid each draw within a short period of time, thus incurring minimal interest expense.

Interest Income and Other Income (Expense), Net

	Year Ended December 31,
	2011	2012
	(In thousands)
Interest income and other income (expense), net	$(618)	$(2,237)

Interest income and other income (expense), net changed by $1.6 million from 2011 to 2012 due to a $1.4 million increase in foreign currency exchange losses as a result of the weakening of the Japanese Yen against the U.S. Dollar and a $0.3 million increase in the non-cash expense related to a change in the value of then-outstanding convertible preferred stock warrants.

Provision for Income Taxes

	Year Ended December 31,
	2011	2012
	(In thousands)
Provision for income taxes	$850	$758

The $0.1 million decrease in our provision for income taxes was primarily due to a lower provision for foreign income taxes.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statement of operations data in dollars and as a percentage of our revenue for each of the last seven quarters in the period ended September 30, 2013. The unaudited quarterly consolidated statement of operations data below have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information. The results of historical quarters are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013
	(In thousands)
Revenue:
Products	$22,241	$23,143	$26,070	$28,437	$23,269	$23,064	$32,263
Services	4,089	4,937	5,248	5,901	6,312	7,067	7,563

Total revenue	26,330	28,080	31,318	34,338	29,581	30,131	39,826
Cost of revenue(1):
Products	4,616	4,655	4,715	4,633	4,906	4,894	6,669
Services	1,057	1,525	1,646	1,663	1,698	2,020	2,065

Total cost of revenue	5,673	6,180	6,361	6,296	6,604	6,914	8,734

Gross profit	20,657	21,900	24,957	28,042	22,977	23,217	31,092
Operating expenses(1):
Sales and marketing	10,743	12,908	12,634	15,038	15,589	15,723	18,276
Research and development	5,256	6,254	6,772	7,231	7,772	8,336	8,517
General and administrative	1,332	3,030	2,379	3,484	3,830	3,697	3,686
Litigation	80,463	6,602	6,040	2,410	3,404	4,800	1,683

Total operating expenses	97,794	28,794	27,825	28,163	30,595	32,556	32,162

Loss from operations	(77,137)	(6,894)	(2,868)	(121)	(7,618)	(9,339)	(1,070)
Other income (expense), net:
Interest expense	(68)	(23)	(25)	(19)	(13)	(33)	(1,399)
Interest income and other income (expense), net	(537)	91	160	(1,951)	(681)	(683)	(73)

Total other income (expense), net	(605)	68	135	(1,970)	(694)	(716)	(1,472)

Loss before provision for income taxes	(77,742)	(6,826)	(2,733)	(2,091)	(8,312)	(10,055)	(2,542)
Provision for income taxes	41	172	210	335	221	158	207

Net loss	$(77,783)	$(6,998)	$(2,943)	$(2,426)	$(8,533)	$(10,213)	$(2,749)

Other Financial Data:
Adjusted EBITDA (loss)	$3,746	$1,727	$5,255	$4,382	$(2,425)	$(2,412)	$1,963

	Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013
	(As a % of total revenue)
Revenue:
Products	84.5%	82.4%	83.2%	82.8%	78.7%	76.5%	81.0%
Services	15.5%	17.6%	16.8%	17.2%	21.3%	23.5%	19.0%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue(1):
Products	17.5%	16.6%	15.0%	13.5%	16.6%	16.2%	16.7%
Services	4.0%	5.4%	5.3%	4.8%	5.7%	6.7%	5.2%

Total cost of revenue	21.5%	22.0%	20.3%	18.3%	22.3%	22.9%	21.9%

Gross profit	78.5%	78.0%	79.7%	81.7%	77.7%	77.1%	78.1%
Operating expenses(1):
Sales and marketing	40.8%	46.0%	40.3%	43.8%	52.7%	52.2%	45.9%
Research and development	20.0%	22.3%	21.6%	21.1%	26.4%	27.7%	21.5%
General and administrative	5.1%	10.8%	7.6%	10.1%	12.9%	12.3%	9.3%
Litigation	305.5%	23.4%	19.3%	7.0%	11.5%	15.9%	4.2%

Total operating expenses	371.4%	102.5%	88.8%	82.0%	103.5%	108.1%	80.9%

Loss from operations	(292.9)%	(24.5)%	(9.1)%	(0.3)%	(25.8)%	(31.0)%	(2.8)%
Other income (expense), net:
Interest expense	(0.3)%	(0.1)%	(0.1)%	(0.1)%	—	(0.1)%	(3.4)%
Interest income and other income (expense), net	(2.0)%	0.3%	0.5%	(5.7)%	(2.3)%	(2.3)%	(0.2)%

Total other income (expense), net	(2.3)%	0.2%	0.4%	(5.8)%	(2.3)%	(2.4)%	(3.6)%

Loss before provision for income taxes	(295.2)%	(24.3)%	(8.7)%	(6.1)%	(28.1)%	(33.4)%	(6.4)%
Provision for income taxes	0.2%	0.6%	0.7%	1.0%	0.7%	0.5%	0.5%

Net loss	(295.4)%	(24.9)%	(9.4)%	(7.1)%	(28.8)%	(33.9)%	(6.9)%

(1)	Results above include stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013
	(In thousands)
Cost of revenue	$17	$21	$23	$26	$32	$32	$47
Sales and marketing	272	353	346	345	474	470	598
Research and development	169	181	217	209	261	268	374
General and administrative	78	112	91	80	96	94	134

Total stock-based compensation expense	$536	$667	$677	$660	$863	$864	$1,153

Quarterly Trends

Quarterly Revenue Trends

Quarterly products revenue increased year-over-year for 2013 compared to 2012, except for the second quarter. For the three months ended June 30, 2013, our products revenue decreased slightly compared to the three months ended June 30, 2012. As discussed above, we believe the uncertainty created in our market by the Brocade litigation, and the injunctions outstanding during the first two quarters of 2013 affected our customers’

buying behavior. We entered into a settlement agreement regarding the Brocade matter in May 2013. The year-over-year and sequential growth in services revenue was primarily driven by higher product sales and the resulting expansion of our customer base.

Quarterly Gross Profit and Gross Margin Trends

Total gross profit increased year over year for each quarter presented. Total gross margin percent has remained relatively consistent over all periods presented, ranging from 77% to 78%, with the exception of the third and fourth quarters of 2012 where gross margin was 80% and 82% due to higher than normal historical volumes coming from geographic regions with generally higher gross margins.

Quarterly Operating Expense Trends

Our quarterly operating expenses increased sequentially for all periods presented, primarily due to the addition of personnel in connection with the growth of our business ahead of current needs. Research and development expenses increased due to new product development and the development of additional functionality for our existing products. Sequential growth in sales and marketing expenses has been primarily due to increased personnel and related costs related to the expansion of our worldwide sales teams and increased marketing expenses. General and administrative expenses increased due to higher personnel and related costs and, in recent quarters, an increase in professional service fees related to preparing to be a public company. Litigation expenses increased in the three months ended March 31, 2012 due to the $75.0 million legal settlement with Brocade in May 2013, which we recognized in the three months ended March 31, 2012. We also incurred significant defense costs for the Brocade litigation from the first quarter of 2012 through the second quarter of 2013.

Quarterly Reconciliation of Net Loss to Adjusted EBITDA (Loss)

The following table sets forth a reconciliation of net loss to Adjusted EBITDA (loss) for each of the seven quarters ended September 30, 2013. Please see “Selected Consolidated Financial Data—Adjusted EBITDA” for more information.

	Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013
	(In thousands)
Reconciliation of Adjusted EBITDA:
Net loss	$(77,783)	$(6,998)	$(2,943)	$(2,426)	$(8,533)	$(10,213)	$(2,749)
Brocade litigation	79,358	6,523	6,033	2,382	2,954	4,311	8
Interest expense	68	23	25	19	13	33	1,399
Interest income and other (income) expense, net	537	(91)	(160)	1,951	681	683	73
Stock-based compensation	536	667	677	660	863	864	1,153
Depreciation and amortization	989	1,431	1,413	1,461	1,376	1,752	1,872
Provision for income taxes	41	172	210	335	221	158	207

Adjusted EBITDA (loss)	$3,746	$1,727	$5,255	$4,382	$(2,425)	$(2,412)	$1,963

The exclusion of certain expenses, primarily the Brocade litigation settlement and associated litigation fees and expenses, in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our convertible preferred stock, debt financings and cash flows derived from the sale of our products and PCS contracts. As of September 30, 2013, cash and cash equivalents were $30.4 million, including $2.1 million held outside the United States in our foreign subsidiaries. We currently do not have any plans to repatriate our earnings from our foreign operations.

As of September 30, 2013, we have working capital of $24.9 million, an accumulated deficit of $141.5 million and a total stockholders’ deficit of $130.4 million.

As of September 30, 2013, we had outstanding borrowings of $25.0 million under our credit facility.

In June and September 2013, we raised aggregate gross proceeds of $80.0 million through the sale of our Series D redeemable convertible preferred stock.

One of the principal purposes of this offering is to obtain additional capital to fund the growth of our business. However, we believe that our current cash and cash equivalents, and the amounts available under our credit facility and our cash flows derived from operations will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, and our growth strategies for at least the next 12 months. Our future capital requirements will depend on many factors, including our results of operations, possible acquisitions and the expansion of our research and development, sales and marketing and general and administrative functions. In the event that we require additional financing from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when we need it, our business, operating results and financial condition would be adversely affected. The sale of additional equity could result in additional dilution to our stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain financing on terms favorable to us.

As we invest in the growth of our business, we expect to incur a total of $10.0 million in capital expenditures over the next 12 months due to recurring investments in computer hardware and software. In addition, as described in the section “Business—Litigation,” we are currently involved in ongoing litigation related to our intellectual property. Any adverse settlements or judgments in any of this litigation could have a material adverse impact on our results of operations, cash balances and cash flows in the period in which such events occur.

Credit Agreement

In September 2013, we entered into a credit agreement with Royal Bank of Canada, acting as administrative agent and lender, and JPMorgan Chase Bank, N.A. and Bank of America, N.A. as lenders. The credit agreement provides a three year $35.0 million revolving credit facility, which includes a maximum $10.0 million letter of credit facility. As of September 30, 2013, we had outstanding borrowings under the revolving credit facility of $25.0 million. The revolving credit facility matures on September 30, 2016.

The revolving credit facility bears interest at a rate per annum based on either, at our election, (i) an alternate base rate plus a margin ranging from 1.75% to 2.50% depending on our total leverage ratio, or (ii) the London interbank offered rate, or LIBOR, based on one, two, three or six month interest periods plus a margin ranging from 2.75% to 3.50% depending on our total leverage ratio. The alternate base rate is equal to the greatest of (i) the Royal Bank of Canada’s prime rate, (ii) the federal funds rate plus a margin equal to 0.50% and (iii) the Eurodollar rate for a one month interest period plus a margin equal to 1.00%. Our interest rate as of September 30, 2013 was 3.68% per annum. Interest expense is paid quarterly. We are also required to pay quarterly facility fees of 0.45% per annum on the average daily unused portion of the revolving credit facility. We may prepay the loans or terminate or reduce the commitments at any time, without premium or penalty.

Our obligations under the credit agreement are secured by a security interest on substantially all of our assets, including our intellectual property. The credit agreement contains customary non-financial covenants, and also requires us to comply with financial covenants. One financial covenant requires us to maintain a total leverage ratio, which is defined as total consolidated debt to trailing Adjusted EBITDA (defined as earnings before interest expense, tax expense, depreciation, amortization and stock-based compensation, adjusted for certain other non-cash or non-recurring income or expenses such as specified litigation settlement payments and litigation expenses). In addition, we must maintain a minimum amount of liquidity based on our unrestricted cash and availability under the revolving credit facility. The credit agreement includes customary events of default which, if triggered, could result in the acceleration of our obligations under the revolving credit facility, the termination of any obligation by the lenders to extend further credit and a process for the lenders to obtain title to collateral granted to them as security under the credit agreement; however, we also have the ability, in certain instances, to cure non-compliance with the financial covenants through qualified equity contributions by certain holders of our equity. We were in compliance with these covenants as of September 30, 2013.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Net cash provided by (used in) operating activities	$18,506	$3,213	$(2,527)	$(20,663)
Net cash used in investing activities	(4,731)	(4,241)	(3,711)	(2,876)
Net cash provided by (used in) financing activities	(1,604)	5,847	5,806	30,032

Net increase (decrease) in cash and cash equivalents	$12,171	$4,819	$(432)	$6,493

Cash Flows from Operating Activities

Our cash provided by operating activities is driven primarily by sales of our products and, to a lesser extent, by up-front payments from end-customers under PCS contracts. Our primary uses of cash from operating activities have been for personnel-related expenditures, litigation expenses, manufacturing costs, marketing and promotional expenses and costs related to our facilities. Our cash flows from operating activities will continue to be affected principally by the extent to which we increase spending on personnel and sales and marketing activities, our working capital requirements, and litigation expenses.

During the nine months ended September 30, 2013, cash used in operating activities was $20.7 million, consisting of a net loss of $21.5 million and an $8.0 million decrease in net operating assets and liabilities offset by non-cash charges of $8.8 million. Our non-cash charges consisted of depreciation and amortization of $5.0 million, stock-based compensation of $2.9 million, and provision for doubtful accounts and sales returns of $1.1 million. The change in our net operating assets and liabilities was due primarily to a $7.9 million increase in accounts receivable and a $4.4 million increase in inventory associated with the growth in our business combined with a $3.0 million decrease in accrued litigation expenses due to the payment of the legal fees as a result of settling the Brocade litigation. These changes were offset by a $4.5 million increase in deferred revenue due to increased sales of our PCS contracts and a $3.1 million increase in accrued liabilities attributable to higher accrued personnel costs due to growth in headcount and accrued tax liabilities.

During the nine months ended September 30, 2012, cash used in operating activities was $2.5 million, consisting of a net loss of $87.7 million offset by non-cash charges of $6.5 million and a $78.7 million increase in our net operating assets and liabilities. Our non-cash charges consisted of depreciation and amortization of $3.8 million, stock-based compensation of $1.9 million, provision for doubtful accounts and sales returns of $0.8 million and the change in fair value of our convertible preferred stock warrant liability of $0.1 million. The change in our net operating assets and liabilities was due primarily to the $85.7 million increase in accrued litigation expenses attributable to the $75.0 million Brocade settlement, a $4.8 million increase in deferred revenue attributable to increased sales of our PCS contracts and a $4.9 million increase in accrued liabilities attributable to higher accrued personnel costs due to growth in headcount and accrued tax liabilities. These changes were offset by a $5.8 million increase in inventory and a $12.1 million increase in accounts receivable associated with the growth in our business along with a $1.8 million increase in prepaid expenses and other assets primarily due to an increase in state income taxes receivable of $1.0 million.

In 2012, cash provided by operating activities was $3.2 million, consisting of a net loss of $90.2 million offset by non-cash charges of $10.2 million and an $83.0 million increase in our net operating assets and liabilities. Our non-cash charges consisted of depreciation and amortization of $5.3 million, stock-based compensation of $2.5 million, provision for doubtful accounts and sales returns of $1.3 million and the change in fair value of our convertible preferred stock warrant liability of $0.8 million. The change in our net operating assets and liabilities was due primarily to the $83.6 million increase in accrued litigation expenses attributable to the $75.0 million Brocade settlement, a $9.7 million increase in deferred revenue due to increased sales of our PCS contracts and a $6.5 million increase in accrued liabilities attributable to higher accrued personnel costs due to growth in headcount and accrued tax liabilities. These changes were offset by a $9.1 million increase in inventory and a $7.3 million increase in accounts receivable associated with the growth in our business along with a $2.6 million increase in prepaid expenses and other assets due to an increase in VAT and state income taxes receivable.

In 2011, cash provided by operating activities was $18.5 million, consisting of net income of $7.3 million, aggregate non-cash charges of $6.3 million and a net change in our net operating assets and liabilities of $4.9 million. Our non-cash charges consisted of depreciation and amortization of $3.4 million, stock-based compensation of $1.5 million, provision for doubtful accounts and sales returns of $1.1 million, and the change in fair value of our convertible preferred stock warrant liability of $0.5 million. The change in our net operating assets and liabilities was the result of an increase of $4.8 million in accrued legal expenses due to professional legal services related to ongoing litigation, a $2.2 million increase in accrued liabilities attributable to higher accrued personnel costs due to growth in headcount and an increase in accrued tax liabilities and a $3.6 million increase in deferred revenue due to increased sales of our PCS contracts. These changes were offset by a $5.9 million increase in inventory due to the growth in our business.

Cash Flows from Investing Activities

During the nine months ended September 30, 2013, cash used in investing activities was $2.9 million primarily for purchases of equipment.

During the nine months ended September 30, 2012, cash used in investing activities was $3.7 million for purchases of equipment and software.

In 2012, cash used in investing activities was $4.2 million for purchases of equipment and software.

In 2011, cash used in investing activities was $4.7 million, consisting of $3.3 million in purchases of equipment and leasehold improvements and $1.4 million for the purchase of certain patents to complement our existing network solutions and technology patents.

Cash Flows from Financing Activities

During the nine months ended September 30, 2013, cash provided by financing activities was $30.0 million, consisting of $79.4 million in aggregate net proceeds from the issuance of our Series D redeemable convertible preferred stock to outside investors, a net $19.0 million in borrowings from our revolving credit facility, $0.8 million in proceeds from the exercise of our Series C convertible preferred stock warrants and $1.7 million in proceeds from the exercise of stock options, net of repurchases of common stock, offset by a $70.0 million repayment of a promissory note. During 2013, we drew down on our revolving credit facility with Silicon Valley Bank, or SVB, periodically for short-term cash needs, repaying within a short period of time. The outstanding borrowings of $5.0 million on our revolving credit facility and $0.6 million on our term loan with SVB were repaid when the loan and security agreement matured. We also made $0.2 million in repayments on our capital lease obligations. In July 2013, in conjunction with our litigation settlement with Brocade, we entered into a convertible promissory note with Brocade for $70.0 million, which we repaid in September 2013. In addition, we entered into a credit agreement with other lenders in September 2013 and drew down $25.0 million on a revolving credit facility with them.

During the nine months ended September 30, 2012, cash provided by financing activities was $5.8 million, consisting of $10.0 million in proceeds from our revolving credit facility offset by $5.0 million and $0.8 million in repayments on outstanding borrowings on our revolving credit facility and term loan with SVB. We also received $0.8 million in proceeds from borrowings under a capital lease for equipment, on which we made $0.1 million in repayments during the nine months ended September 30, 2012. We also received $0.9 million in proceeds from the exercise of stock options, net of repurchases of common stock.

In 2012, cash provided by financing activities was $5.8 million, consisting of $15.0 million in proceeds from our revolving credit facility offset by $10.0 million and $1.0 million in repayments on outstanding borrowings on our revolving credit facility and term loan with SVB. We also received $0.8 million in proceeds from borrowings under a capital lease for equipment, on which we made $0.2 million in repayments on it during 2012. We also received $1.3 million in proceeds from the exercise of stock options, net of repurchases of common stock.

In 2011, cash used in financing activities was $1.6 million, consisting of $2.1 million and $1.0 million in repayments on our outstanding borrowings on our revolving credit facility and term loan with SVB offset by $0.5 million in proceeds from our revolving credit facility and $0.9 million in proceeds from the exercise of stock options, net of repurchases of common stock.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. Our contractual obligations represent material expected or contractually committed future obligations with terms in excess of one year. We believe that we will be able to fund these obligations through cash generated from operations and from our existing cash balances.

The following table summarizes our contractual obligations as of December 31, 2012.

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(In thousands)
Operating lease obligations	$12,363	$2,175	$3,886	$2,942	$3,360
Technology licensing arrangement	960	120	280	280	280
Capital lease obligations	598	312	286	—	—
Principal payments on debt obligations	5,631	5,631	—	—	—
Interest and fees on debt obligations	135	135	—	—	—

Total	$19,687	$8,373	$4,452	$3,222	$3,640

The contractual obligation table above excludes tax liabilities of $0.1 million related to uncertain tax positions because we are unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments.

The following table summarizes our contractual obligations as of September 30, 2013.

	Payments Due by Period
	Total	Remainder of 2013	1 to 3 Years	3 to 5 Years	More than 5 Years
	(In thousands)
Operating lease obligations	$10,776	$556	$3,917	$2,943	$3,360
Technology licensing arrangement	840	—	280	280	280
Capital lease obligations	364	78	286	—	—
Principal payments on revolving credit facility	25,000	—	—	25,000	—
Interest and fees on our revolving credit facility	2,759	230	1,839	690	—
Redeemable convertible preferred stock(1)	112,879	—	—	—	112,879

Total	$152,618	$864	$6,322	$28,913	$116,519

The contractual obligation table above excludes tax liabilities of $0.1 million related to uncertain tax positions because we are unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments.

(1)	The Series D redeemable convertible preferred stock will automatically convert into common stock upon completion of this offering. See Note 8 to our consolidated financial statements appearing elsewhere in this prospectus.

Off-Balance Sheet Arrangements

As of September 30, 2013, we did not have any relationships with any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. As of September 30, 2013, we do not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

Our consolidated results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Historically, the majority of our revenue contracts are denominated in U.S. Dollars, with the most significant exception being Japan where we invoice primarily in Yen. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in North America, Japan and to a lesser extent EMEA and the Asia Pacific region. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative instruments. Revenue resulting from selling in local currencies and costs incurred in local currencies are exposed to foreign currency exchange rate fluctuations which can affect our operating income. As exchange rates vary, operating income may differ from expectations. A hypothetical 10% adverse movement in the Dollar/Yen exchange rate would have resulted in a decrease of $2.8 million in our operating income for the year ended December 31, 2012. A hypothetical 10% favorable movement in the Dollar/Yen exchange rate would have resulted in an increase of $3.5 million in our operating income for the year ended December 31, 2012.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents and our indebtedness. Our cash and cash equivalents are held in cash deposits, money market funds with maturities of less than 90 days from the date of purchase. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our consolidated financial statements.

Our total outstanding borrowings under the credit agreement were $25.0 million as of September 30, 2013. Our exposure to interest rates relates to the change in the amounts of interest we must pay on our borrowings. The effect of a hypothetical 10% change in our interest rate for the year ended December 31, 2013 would not have a significant impact on our interest expense.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include our accounts and the accounts of our wholly-owned subsidiaries. The preparation of these consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the applicable periods. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We derive revenue from two sources: (i) products revenue, which includes hardware and perpetual software license revenue and (ii) services revenue, which includes post contract support, PCS, professional services and training. Substantially all of our revenues are from sales of our products and services through distribution channel partners, such as resellers and distributors. Revenue is recognized, net of taxes, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery or performance has occurred, the sales price is fixed or determinable and collection is reasonably assured.

We define each of the four criteria above as follows:

•	Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of a purchase order issued pursuant to the terms and conditions of a master sales agreement.

•

Delivery or performance has occurred. We use shipping documents or written evidence of customer acceptance, when applicable, to verify delivery or performance. We recognize product revenue upon transfer of title and risk of loss, which primarily is upon shipment to customers. We do not have significant obligations for future performance, such as customer acceptance provisions, rights of return, or pricing credits, associated with our sales.

•

The sales price is fixed or determinable. We assess whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. Standard payment terms to customers range from 30 to 90 days.

•

Collection is reasonably assured. We assess probability of collection on a customer-by-customer basis. Our customers are subjected to a credit review process that evaluates their financial condition and ability to pay for products and services.

PCS revenue includes arrangements for software support and technical support for our products. PCS is offered under renewable, fee-based contracts, which include technical support, hardware repair and replacement parts, bug fixes, patches and unspecified upgrades on a when-and-if-available basis. Revenue for PCS services is recognized on a straight-line basis over the service contract term, which is typically one to five years. Unearned PCS revenue is included in deferred revenue.

Professional service revenue primarily consists of the fees we earn related to installation and consulting services. We recognize revenue from professional services upon delivery or completion of performance. Professional service arrangements are typically short term in nature and are largely completed within 30 to 90 days from the start of service.

Multiple-Element Arrangements

Our hardware with the embedded software (which is a proprietary operating system that together with the hardware delivers the functionality desired by our customers), is considered a separate unit of accounting from PCS because they have value to the customer on a standalone basis and our revenue arrangements do not include a right of return for delivered products. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the inception of the arrangement. The total arrangement consideration is allocated to each separate unit of accounting using the relative selling price method. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or service.

When applying the relative selling price method, we determine the selling price for each element using (i) vendor-specific objective evidence, or VSOE, of selling price, if available; (ii) third-party evidence, or TPE, of selling price, if VSOE is not available; and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

•

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific products and services when sold separately. In determining VSOE, we require that a substantial majority of the stand-alone selling prices fall within a reasonably narrow pricing range.

•

TPE. When VSOE cannot be established for deliverables in multiple-element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for interchangeable products or services when sold separately to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine what competitors products’ selling prices are on a stand-alone basis, we are not typically able to determine TPE.

•

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service was sold regularly on a stand-alone basis. As we have not been able to establish VSOE or TPE for our products and some of our services, we determine BESP for the purposes of allocating the arrangement, primarily based on historical transaction pricing. Historical transactions are segregated based on our pricing model and go-to-market strategy, which include factors such as the geographies in which our products and services were sold (domestic or international), offering type (product series, and level of support for PCS) and type of sales channel. The determination of BESP is made through consultation with and approval by management.

We may occasionally accept returns to address customer satisfaction issues or solution-fit issues even though there is no contractual provision for such returns. We estimate returns for sales to customers based on historical returns rates applied against current-period gross revenues. Specific customer returns and allowances are considered within this estimate. Management also analyzes changes in customer demand and acceptance of products when evaluating the adequacy of returns and sales allowances.

Inventory Valuation

Inventory consists primarily of finished goods and component parts to be used in the manufacturing process and is stated at lower of average cost or market. A provision is recorded when inventory is determined to be in excess of anticipated demand or obsolete, to adjust inventory to its estimated realizable value. Significant judgment is used in establishing our forecasts of future demand and obsolete material exposures. If the actual component usage and product demand are significantly lower than forecast, which may be caused by factors within and outside of our control, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and our customer requirements, we may be required to increase our inventory write-downs. We incurred inventory write downs of $2.4 million, $3.3 million, $3.0 million and $1.8 million for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

Legal Proceedings

We have been and are currently involved in various legal proceedings, the outcomes of which are not within our complete control or may not be known for prolonged periods of time. Management is required to assess the probability of loss and amount of such loss, if any, in preparing our consolidated financial statements. We evaluate the likelihood of a potential loss from legal proceedings to which we are a party. We record a liability for such claims when a loss is deemed probable and the amount can be reasonably estimated. Significant judgment may be required in the determination of both probability and whether an exposure is reasonably estimable. Our judgments are subjective based on the status of the legal proceedings, the merits of our defenses and consultation with in-house and outside legal counsel. As additional information becomes available, we reassess the potential liability related to pending claims and may revise our estimates. Due to the inherent uncertainties of the legal processes in the multiple jurisdictions in which we operate, our judgments may be materially different than the actual outcomes, which could have material adverse effects on our business, financial conditions and results of operations.

Stock-Based Compensation

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the award. Determining the fair value of stock-based awards at the grant date represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management’s judgment. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in “Common Stock Valuations” below.

•	Expected Term. The expected term was estimated using the simplified method allowed under SEC guidance.

•

Volatility. Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.

•	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The estimated grant-date fair value of all our stock-based awards was calculated based on the assumptions given in the table below:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Expected term (in years)	6.08	6.08	6.08	6.08
Risk-free interest rate	1.35% – 2.35%	0.82% – 1.10%	0.82% – 1.10%	1.09% – 1.59%
Expected volatility	44.0% – 46.0%	46.0%	46.0%	45.0%
Dividend rate	—%	—%	—%	—%

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may make refinements to the estimates of our expected terms, expected volatility and forfeiture rates that could materially impact our future stock-based compensation.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock

The fair value of the common stock underlying stock options was approved by our board of directors, which intended all options granted to have an exercise price per share equal to the per-share fair value of the common stock underlying those options on the date of grant. In the absence of a public trading market, the board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuation performed by an unrelated third-party specialist;

•	sales by the company of preferred stock to outside investors in arm’s-length transactions;

•	the prices, rights, preferences and privileges of the company’s preferred stock relative to the common stock;

•	our operating and financial performance and forecasts;

•	litigation matters;

•	the market performance of comparable publicly traded technology companies;

•	the introduction by us of new products or services;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	adjustments necessary to recognize a lack of marketability for our common stock;

•	the U.S. and global capital market conditions; and

•	other changes in the company since the last time the board of directors had approved option grants and made a determination of fair value.

The independent valuations were just one factor used by our Board to assist with the valuation of the common stock. In determining a fair value for our common stock, we considered two valuation approaches to determine the aggregate enterprise value of our business, an income approach and a market approach.

The income approach estimates our enterprise value on the basis of the estimated present value of our projected future cash flows. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and this discount rate is adjusted to reflect the risks inherent in our cash flows.

The market approach estimates our enterprise value by applying market multiples of our comparable industry peer companies based on key metrics inferred from the enterprise values of our comparable industry peer companies. In applying the market approach, we primarily utilized the revenue multiples of our comparable industry peer companies to derive the aggregate equity value of our company. We believed that using a revenue multiple to estimate our aggregate equity value, as opposed to an earnings or cash flow multiple, was appropriate given our significant focus on investing in and growing our business and because our comparable industry peer companies were in various stages of growth and investment.

When considering which companies to include in our comparable industry peer companies, we focused on U.S. based publicly traded companies in the industry in which we operate. The selection of our comparable industry peer companies required us to make judgments regarding the comparability of these companies to us. We considered a number of factors, including business description, business size, business model, revenue model and historical operating results. We then analyzed the business and financial profiles of the selected companies for relative similarity to us, and, based on this assessment, we selected our comparable industry peer companies.

The selection of our comparable public company industry peers has changed over time based upon our continuing evaluation of whether we believe the selected companies remained comparable to us. Specifically, the composition of our comparable industry public company peers remained the same from our September 30, 2012 contemporaneous valuation through our June 30, 2013 contemporaneous valuation. For our September 30, 2013 contemporaneous valuation, we added two newly public companies after their volatility had normalized. We also added one other public company that we believe is comparable to us. Within each valuation report, our peer group used for valuation estimates, including the determination of the discount rate, volatility assumptions and revenue multiples, was comprised of the same comparable public companies. While we believe that this group of comparable public companies was appropriate, there are differences in size or stage of maturity and in offerings of products or services between many of our selected peer public companies and us. Therefore, had a different set of peer companies been used, a different valuation may have resulted.

In determining the revenue multiples to be used in the market approach, we first obtained the stock price and market capitalization for each of our comparable industry peer companies. We then calculated an estimated enterprise value for each comparable industry peer company. Next, we obtained prior year actual as well as the next year future revenue estimates for each of the comparable industry peer companies from market or industry information and calculated revenue multiples by dividing each comparable company’s calculated enterprise value by its actual and estimated revenue. We then selected a revenue multiple based on our assessment of the strengths and weaknesses of our company relative to these comparable companies. We then applied the revenue multiple to our projected revenue data to arrive at a valuation of our company.

For each valuation, we prepared financial projections to be used in both the income and market approaches. The financial projections took into account our historical financial operating results, our business experiences and our future expectations. We factored the risk associated with achieving our forecast into selecting appropriate multiples and discount rates. There is inherent uncertainty in these estimates, as the assumptions we used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact our business.

For the valuations prepared from September 30, 2012 through June 30, 2013, the outstanding litigation matters primarily with Brocade were factored into the financial projections to be used in both the income and market approaches and our selections of revenue multiples to be used in the market approach. With the settlement of the Brocade litigation in May 2013, the financial projections of next twelve months revenue and Adjusted EBITDA increased for the September 30, 2013 valuation as we saw an improvement in revenue in the third quarter of 2013.

The income approach was applied because we believed that the income approach provided an appropriate indicator to determine the aggregate enterprise value of our company based on our discounted projected cash flows, particularly given our current state of development and the growth implied by our financial projections. However, public companies are often valued based on various factors, including valuation multiples, forecast guidance and discounted cash flow analysis. Accordingly, the market approach was applied because we believed that the market approach provided a meaningful indication of value for the company. As a result, we believe that neither valuation technique was more reflective of our aggregate enterprise value than the other, after taking into account the relative strengths and weaknesses of each approach and our continued progress towards an IPO and decreasing time to marketability.

For the September 30, 2012 through June 30, 2013 valuation reports, we determined an enterprise value by utilizing the option pricing model, or OPM to allocate the equity value to each of our classes of stock. We valued each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. The common stock per share value was based on the probability weighted average of two possible future liquidity scenarios:

•	the completion of an IPO; and

•	no completion of an IPO.

Beginning with the September 30, 2013 valuation report, due to greater clarity on potential liquidity events such as preliminary meetings with investment bankers, scheduling an organizational meeting to be held in October 2013 and the resolution of the Brocade litigation, we adopted the probability weighted expected return method, or PWERM, valuation model in order to allocate our equity value among the various potential outcomes. Using the PWERM, the value of our common stock is estimated based upon an analysis of varying values for our common stock assuming the following three possible future events for our company:

•	the completion of an IPO 0.5 years from the valuation date;

•	the completion of an IPO 0.75 years from the valuation date; and

•	no completion of an IPO or sale of the company within 2.0 years from the valuation date.

We applied a percentage probability weighting to each of the above scenarios based on our expectations of the likelihood of each event. We then applied the PWERM in order to allocate the derived aggregate enterprise value to our common stock.

In addition, we considered an appropriate discount adjustment to recognize the lack of marketability due to being a closely held entity.

Information regarding stock-based awards granted since October 1, 2012 is summarized below as follows:

Grant Date	Number of Stock Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value (in thousands)
October 22, 2012	1,673,550	$1.19	$1.19	$906
February 6, 2013	4,718,200	1.54	1.54	3,263
July 23, 2013	6,198,500	1.65	1.65	4,723
October 24, 2013	3,761,700	2.27	2.27	3,851
November 13, 2013	1,668,500	2.27	2.27	1,720

The intrinsic value of all options outstanding as of September 30, 2013 was $        million, based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

No single event caused the valuation of our common stock to increase from October 1, 2012 through June 30, 2013. Rather, a combination of the factors described below in each period led to the changes in the fair value of the underlying common stock. For the September 30, 2013 valuation the most significant event during this period was the settlement of the litigation in May of 2013 which removed the uncertainty surrounding the litigation and increased the probability of an IPO scenario and the resulting increase in revenue and projected revenue in the quarter ended September 30, 2013.

September 30, 2012 Contemporaneous Valuation

As of September 30, 2012, we determined the fair value of our common stock to be $1.09 per share. The September 30, 2012 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. For the income approach, we applied a discount rate of 40.2% and a terminal EBITDA growth rate of 9.0x to our projected cash flows. For the market approach, we applied a revenue multiple derived from our comparable industry peer companies which was then applied to our projected next twelve month revenues. The NTM revenue multiple selected was between the bottom quartile and the median of peer group NTM revenue multiples, which ranged from a bottom quartile of 1.4x to a top quartile of 4.4x.

We then allocated our aggregate equity value to our common stock utilizing the OPM based on two probable scenarios: (i) the first scenario assumed that we did not have an IPO with an assumed time to liquidity event of 2.0 years and a discount for lack of marketability of 27% and (ii) the second scenario assumed we completed an IPO with an assumed time to liquidity event of 1.5 years and a discount for lack of marketability of 15%. Both scenarios used an expected volatility of 50%. We assigned a weighting of 75% to the first scenario based on the uncertainty regarding our plans to move forward with an IPO due to our outstanding litigation matters with the remaining 25% being assigned to the IPO scenario.

Based on this valuation and other factors, we used $1.09 per share for the fair value of the options that we granted on October 22, 2012. We determined that there had been no significant changes to the business and other relevant factors from September 30, 2012 to October 22, 2012, which would indicate a subsequent change in the fair value of the underlying common stock.

In connection with the preparation of our common stock valuation as of December 31, 2012, we noted that the fair value of our common stock increased $0.45 per share between our September 30, 2012 and December 31,

2012 valuation dates, which indicated that there was an increase in the fair value of the underlying common stock for our October 22, 2012 grant. Accordingly, for the October grant, we determined on a straight-line basis that the fair value of the underlying common stock should be $1.19 per share, rather than the $1.09 per share as previously determined.

December 31, 2012 Contemporaneous Valuation

We experienced 9.6% sequential revenue growth in the fourth quarter of 2012 and reduced the loss from operations by $2.7 million primarily driven by a decrease in litigation expense. The Company received a $62.0 million jury verdict against it in the Brocade litigation. Forecasted revenue and EBITDA improvements resulted in the majority of the increase in the valuation. The increase in the fair value of our common stock from the September 30, 2012 valuation was partially due to higher projected cash flows that were used in the income and market approaches combined with the IPO scenario being assigned a higher probability of occurring. As of December 31, 2012, we determined the fair value of our common stock to be $1.54 per share. The December 31, 2012 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. For the income approach, we applied a discount rate of 40.6% and a terminal EBITDA growth rate of 9.0x to our projected cash flows. For the market approach, we applied a revenue multiple derived from our comparable industry peer companies which was then applied to our projected next twelve month revenues. The NTM revenue multiple selected was between the bottom quartile and the median of peer group NTM revenue multiples, which ranged from a bottom quartile of 1.6x to a top quartile of 3.9x.

We then allocated our aggregate equity value to our common stock utilizing the OPM based on two probable scenarios: (i) the first scenario assumed that we did not have an IPO with an assumed time to liquidity event of 2.0 years and a discount for lack of marketability of 27% and (ii) the second scenario assumed we completed an IPO with an assumed time to liquidity event of 1.0 years and a discount for lack of marketability of 10%. Both scenarios used an expected volatility of 50%. We assigned a weighting of 60% to the first scenario with the remaining 40% being assigned to the IPO scenario. Based on the uncertainty regarding our plans to move forward with an IPO due to our outstanding litigation matters, we concluded that we could not reasonably place a probability higher than 40% toward the IPO scenarios occurring at the time of this valuation.

Based on this valuation and other factors, we used $1.54 per share for the fair value of the options that we granted on February 6, 2013. We determined that there had been no significant changes to the business and other relevant factors from December 31, 2012 to February 6, 2013 which would indicate a subsequent change in the fair value of the underlying common stock.

March 31, 2013 Contemporaneous Valuation

We experienced 13.8% sequential revenue decrease in the first quarter of 2013 and our loss from operations increased by $7.5 million primarily driven by decrease in revenue and increased litigation expense. Forecasted revenue and EBITDA decreased from previous quarter as the Brocade verdict had an impact on the forecasted results. As of March 31, 2013, we determined the fair value of our common stock to be $1.44 per share. The March 31, 2013 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. For the income approach, we applied a discount rate of 35.3% and a terminal EBITDA growth rate of 7.5x to our projected cash flows. For the market approach, we applied a revenue multiple derived from our comparable industry peer companies which was then applied to our projected next twelve month revenues. The NTM revenue multiple selected was between the bottom quartile and the median of peer group NTM revenue multiples, which ranged from a bottom quartile of 1.6x to a top quartile of 3.8x.

We then allocated our aggregate equity value to our common stock utilizing the OPM based on two probable scenarios: (i) the first scenario assumed that we did not have an IPO with an assumed time to liquidity event of 2.0 years and a discount for lack of marketability of 27% and (ii) the second scenario assumed we completed an IPO with an assumed time to liquidity event of 1.0 years and a discount for lack of marketability of 10%. Both scenarios used an expected volatility of 50%. We assigned a weighting of 60% to the first scenario with the remaining 40% being assigned to the IPO scenario. Based on volatility in the capital markets generally and in the market for IPOs, in particular, as well as us being in the early IPO stages coupled with the outstanding Brocade litigation matter, we concluded that we could not reasonably place a probability higher than 40% toward the IPO scenarios occurring at the time of this valuation.

We did not grant any options from the March 31, 2013 contemporaneous valuation and the date of our next contemporaneous valuation as of June 30, 2013.

June 30, 2013 Contemporaneous Valuation

We experienced 1.8% sequential increase in revenue in the second quarter of 2013 and our loss from operations increased by $1.7 million primarily driven by increased litigation expense. Forecasted revenue and EBITDA increased from previous quarter as the settlement of the Brocade litigation in May 2013 had a positive impact on the forecasted results, although the full extent of any change was not apparent by June 30, 2013. The increase in the fair value of our common stock from the March 31, 2013 valuation was partially due to higher projected cash flows that were used in the income and market approaches combined with the IPO scenario being assigned a higher probability of occurring As of June 30, 2013, we determined the fair value of our common stock to be $1.61 per share. The June 30, 2013 contemporaneous valuation was prepared on a minority, non-marketable interest basis.

In June 2013, we sold our Series D redeemable convertible preferred stock at a price per share of $1,000 to outside investors for gross proceeds of $50.0 million. We determined that it was appropriate to not use the market approach—prior sales of company stock to determine an aggregate equity value of the company because the proceeds received from the Series D redeemable convertible preferred stock financing were raised to meet the financial terms of the legal settlement with Brocade. If we had used the market approach—prior sales of company stock approach, it would have resulted in a lower valuation. Accordingly, we determined that the aggregate equity value implied by the Series D redeemable convertible preferred stock financing could not be relied upon to determine the fair value of our common stock.

Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. For the income approach, we applied a discount rate of 34.3% and a terminal EBITDA growth rate of 7.5x to our projected cash flows. For the market approach, we applied a revenue multiple derived from our comparable industry peer companies which was then applied to our projected next twelve month revenues. The NTM revenue multiple selected was between the low and the median of peer group NTM revenue multiples, which ranged from a low of 1.1x to a top quartile of 3.1x.

We then allocated our aggregate equity value to our common stock utilizing the OPM based on two probable scenarios: (1) the first scenario assumed that we did not have an IPO with an assumed time to liquidity event of 2.0 years and a discount for lack of marketability of 27% and (2) the second scenario assumed we completed an IPO with an assumed time to liquidity event of 1.0 years and a discount for lack of marketability of 10%. Both scenarios used an expected volatility of 50%. We assigned a weighting of 20% to the first scenario with the remaining 80% being assigned to the IPO scenario. Based on volatility in the capital markets generally and in the market for IPOs, in particular, as well as our continued progress towards the completion of the IPO process and the settlement of the Brocade matter during this quarter, we concluded that assigning an 80% probability toward the IPO scenario was reasonable.

Based on this valuation and other factors, we used $1.65 per share for the fair value of the options that we granted on July 23, 2013. We determined that there had been no significant changes to the business and other relevant factors from June 30, 2013 to July 23, 2013, which would indicate a subsequent change in the fair value of the underlying common stock.

September 30, 2013 Contemporaneous Valuation

We experienced 32.1% sequential increase in revenue in the third quarter of 2013 and our loss from operations decreased by $8.3 million primarily driven by the increase in revenue and a decrease in litigation expense with the conclusion of the Brocade litigation in May 2013. Forecasted revenue and EBITDA increased from previous quarter as the settlement of the Brocade litigation had a more pronounced positive impact on the forecasted results with a full quarter of the litigation settlement behind us. The increase in the fair value of our common stock from the June 30, 2013 valuation was primarily due to an increase in the aggregate enterprise value as a result of an increase in our actual and forecasted revenue combined with higher revenue multiples being used due to the addition of three new comparable industry peer companies, and to a lesser extent, our continued progress towards an IPO, which resulted in an increase to our aggregate enterprise value. As of September 30, 2013, we determined the fair value of our common stock to be $2.19 per share. The September 30, 2013 contemporaneous valuation was prepared on a minority, non-marketable interest basis.

In June and September 2013, we sold our Series D redeemable convertible preferred stock at a price per share of $1,000 to outside investors for gross proceeds of $80.0 million. We determined that it was appropriate to not use the market approach—prior sales of company stock to determine an aggregate equity value of the company because the proceeds received from the Series D redeemable convertible preferred stock financing were raised to meet the financial terms of the legal settlement with Brocade.

We allocated our aggregate equity value to our common stock utilizing the PWERM based on three probable scenarios: (i) the first scenario assumed that we completed an IPO with an assumed time to liquidity event of 0.5 years and a discount for lack of marketability of 5%; (ii) the second scenario assumed we completed an IPO with an assumed time to liquidity event of 0.75 years and a discount for lack of marketability of 10% and (iii) the third scenario assumed that we did not have an IPO with an assumed time to liquidity event of 2.0 years and a discount for lack of marketability of 27%. All three scenarios used an expected volatility of 50%.

Our aggregate equity value under the first and second scenarios was determined using the market approach. For both scenarios, we applied a revenue multiple derived from our comparable industry peer companies which was then applied to our projected revenues for the year after the deemed timing of our exit event. The NTM revenue multiple selected was between the bottom quartile and the median of peer group NTM revenue multiples, which ranged from a bottom quartile of 1.8x to a top quartile of 3.9x. We assigned a weighting of 40% to each scenario and used the PWERM to allocate our aggregate equity value to arrive at the estimated fair value per share of our common stock. Based on our continued progress towards the completion of the IPO process including preliminary meetings with bankers and scheduling an organizational meeting to be held in October 2013, we concluded that assigning 40% probability towards each IPO scenario was reasonable.

Our aggregate equity value under the third scenario was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. For the income approach, we applied a discount rate of 34.7% and a terminal EBITDA growth rate of 7.5x to our projected cash flows. For the market approach, we applied a revenue multiple derived from our comparable industry peer companies which was then applied to our projected next twelve month revenues. The NTM revenue multiple selected was between the bottom quartile and the median of peer group NTM revenue multiples, which ranged from a bottom quartile of 1.8x to a top quartile of 3.9x. We assigned a weighting of 20% to allocate our aggregate equity value to arrive at the estimated fair value per share of our common stock.

Based on this valuation and other information available to our board of directors such as the completion of our IPO organizational meeting and the progressive steps toward an IPO scenario, we used $2.27 per share for the fair value of the options that we granted on October 24, 2013 and November 13, 2013. We have not granted any options subsequent to November 13, 2013.

Our stock-based compensation expense related to stock-based awards is as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$49	$87	$61	$111
Sales and marketing	696	1,316	971	1,542
Research and development	551	776	567	903
General and administrative	168	361	281	324

Total stock-based compensation expense	$1,464	$2,540	$1,880	$2,880

As of December 31, 2012 and September 30, 2013, we have stock-based compensation of $5.5 million and $9.7 million related to unvested stock options net of estimated forfeitures that we expect to recognize over a weighted-average period of 2.4 years and 3.1 years. In future periods, we expect our stock-based compensation to increase as a result of our existing unrecognized stock-based compensation to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain employees.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment. The objective of ASU No. 2012-02 is to simplify how entities test indefinite-lived intangible assets for impairment. ASU No. 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. If an indefinite-lived asset has qualitative factors that indicate impairment, the entity would then be required to perform the quantitative impairment test. An entity can choose to perform the qualitative assessment on none, some, or all of its indefinite-lived intangible assets. Moreover, an entity can bypass the qualitative assessment and perform the quantitative impairment test for any indefinite-lived intangible asset in any period. The revised standard is effective for annual and interim indefinite-lived impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We adopted ASU 2012-02 on January 1, 2013, and the adoption did not have a material impact on our consolidated financial statements as we do not have a material balance of indefinite lived intangible assets.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This new standard requires the netting of unrecognized tax benefits, or UTBs, against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs. This new guidance is effective for us beginning January 1, 2014, with early adoption permitted. Since ASU 2013-11 only impacts financial statement disclosure requirements for unrecognized tax benefits, we do not expect its adoption to have an impact on our consolidated financial statements.

BUSINESS

Overview

We are a leading provider of advanced application networking technologies. Our solutions enable enterprises, service providers, Web giants and government organizations to accelerate, secure and optimize the performance of their data center applications and networks. Our products are built on our Advanced Core Operating System, or ACOS, platform of advanced networking technologies, which is designed to enable our products to deliver substantially greater performance and security relative to prior generation application networking products. Our software based ACOS architecture also provides the flexibility that enables us to expand our business to offer additional products to solve a growing array of networking and security challenges arising from increased Internet cloud and mobile computing.

We currently offer three software based advanced application networking solutions. These are Application Delivery Controllers, or ADCs, to optimize data center performance; Carrier Grade Network Address Translation, or CGN, to provide address and protocol translation services for service provider networks; and a Distributed Denial of Service Threat Protection System, or TPS, for network-wide security protection. We deliver these solutions both on optimized hardware appliances and as virtual appliances across our Thunder Series and AX Series product families.

Our ACOS platform architecture is optimized for modern 64-bit computer processors, or CPUs, which increasingly have multiple parallel processing cores that operate within a single CPU for higher efficiency and performance scalability. In order to maximize the capabilities of these increasingly dense multi-core CPUs, ACOS implements a proprietary shared memory architecture that provides all cores with simultaneous access to common memory. This shared memory architecture enables our products to utilize these multi-core CPUs efficiently and scale performance with increasing CPU cores. As a result, we believe our ACOS application networking platform enables us to provide our end-customers with products that can deliver superior price performance benefits over products that lack these capabilities. We believe our products can process two to five times more web transactions (measured as Layer 4 connections per second) in certain head to head product comparisons per unit of computing and memory resources, power, rack space or list price. ACOS’ high performance design enables our products to address a wide range of today’s performance-driven networking challenges. For example, we have expanded our products’ capabilities to defend against the rising volume of large scale, sophisticated cyber security threats, such as Distributed Denial of Service, or DDoS, and other increasingly sophisticated high volume network attacks. The flexible software design of ACOS enables our end-customers to deploy our products across a number of new models for IT operations, such as managed hosting of their network by a third party provider and Internet cloud-based applications and networks.

We sell our products globally to service providers and enterprises that depend on data center applications and networks to generate revenue and manage operations efficiently. Our high-touch sales force engages directly or through indirect distribution channels with our end-customers. We believe that a high-touch, customer-focused selling process is important before, during and after the sale of our products to maximize our sales success. Product fulfillment is generally done through our original equipment manufacturers or distribution channel partners. As of September 30, 2013, we had sold our products to more than 2,500 customers across 65 countries, including three of the top four United States wireless carriers, seven of the top ten United States cable providers, and three of the top four wireless carriers in Japan, in addition to other global enterprises, Web giants and governmental organizations. Our business is geographically diversified with 48% of our total revenue from the United States, 31% from Japan and 21% from the rest of the world for the nine months ended September 30, 2013.

For the years ended December 31, 2010, 2011 and 2012, our total revenue was $55.3 million, $91.3 million and $120.1 million, representing a compound annual growth rate of approximately 47% from 2010 to 2012. Our total revenue grew 32% from 2011 to 2012 . Our total revenue for the nine months ended September 30, 2012 was $85.7 million and increased to $99.5 million for the nine months ended September 30, 2013. For the years ended December 31, 2010, 2011 and 2012, our gross margin was 78%, 80%, and 80%. Our gross margin for the nine months ended September 30, 2012 and 2013 was 79% and 78%. We generated net income (loss) of $5.2 million, $7.3 million and $(90.2) million for the years ended December 31, 2010, 2011 and 2012, and $(87.7) million and $(21.5) million for the nine months ended September 30, 2012 and 2013. Our net income (loss) in these periods was affected by the settlement of, and legal expenses related to, our litigation with Brocade Communications Systems, Inc.

Our Industry

Organizations are increasingly dependent on their websites and data center infrastructure for business operations. IT administrators struggle to ensure continuous availability of these business critical resources in the face of escalating performance expectations, demands to migrate to cloud computing and increasingly sophisticated cyber security attacks. IT administrators are therefore seeking new application networking technologies to optimize the performance and security of data center applications and networks.

While billions of dollars have been spent to date on software and the underlying compute and networking infrastructure, the challenges of continuous network and application uptime, performance and security continue to increase unabated. Responding to these challenges is the central purpose of application networking: ensuring that data center applications and networks remain performance optimized and secure.

Trends Driving Continued Evolution of Application Networking

Commercial damage and customer dissatisfaction from poor website, data center application and network performance can have a lasting negative impact well beyond the expenses related directly to the downtime. To optimize data center application and network performance and avoid unforeseen downtime, organizations deploy application networking technology to ensure the performance and security of data center resources. These organizations must simultaneously address significant networking industry trends such as:

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Increased Adoption of Cloud Computing Applications. As organizations move their business critical applications to the cloud, they need application networking solutions optimized for cloud computing that can scale with the performance demands and security expectations of this growth. The compelling economics, functionality and flexibility of these cloud-delivery models are driving rapid growth in their adoption. According to Cisco’s Global Cloud Index, global Internet Protocol, or IP, traffic for cloud-based applications will grow at a 35% compound annual growth rate from 2012 through 2017, while data center traffic generally will grow at a 25% compound annual growth rate over the same period.

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Increased Network Complexity Due to Virtualization and Software Defined Networking Adoption. Application networking technologies need to adapt to software-oriented data center architectures, including virtualization and Software Defined Networking, or SDN. The increasing use of virtual servers and SDNs enable dynamically provisioned data center infrastructure which delivers significantly increased operational efficiency and resource utilization. However, the adoption of these new data center architectures is increasing network complexity and requires application networking solutions that are flexible and dynamic.

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Rapid Growth of Internet-Connected Devices and the Exhaustion of the Existing IP Address Space. The rapid growth of mobile and other Internet-connected devices has overwhelmed the current Internet Protocol addressing scheme, IPv4. Gartner estimates that in 2020 there will be up to 30 billion devices connected with unique IP addresses, most of which will be products. However, IPv4 can only support 4.3 billion IP addresses and will be fully exhausted in major markets such as the United States, Europe and Asia by 2015. To support this rapid growth of Internet-connected devices, the industry is transitioning to the next-generation addressing system, IPv6. As this transition unfolds, application networking technology will play an increasingly significant role in managing two Internet connection standards simultaneously, extending the viability of IPv4 and enabling end-customers to move to the IPv6 standard.

•	Increasing Risk from Cyber Security Threats. Cybercriminals, foreign military intelligence organizations and amateur hackers are targeting the data centers of organizations of every type.

Authentication, application security and encryption are necessary but insufficient defenses against increasingly sophisticated attacks. One particular cyber threat, DDoS, is particularly nefarious and presents a significant threat to any network. In a DDoS attack, the perpetrator attempts to render the target network unavailable for its intended purpose by orchestrating coordinated attacks from massive worldwide networks of compromised computers, called botnets. DDoS attacks have become more frequent and sophisticated and can easily overwhelm an inadequately protected target network. According to Forrester, the number of DDoS attacks has increased five times during the period from 2010 to 2012. Despite this significant increase in the number, only 22% of the organizations in Forrester’s 2012 Security Survey had implemented DDoS protection services. As these and other types of attacks have become more frequent and sophisticated, organizations increasingly rely on application networking technologies for defense.

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Exponential Growth in Data Center Speeds. Organizations are enhancing the performance of their networks by increasing the data traffic speeds of their data center networks from the 1 and 10 Gigabit Ethernet rates in use over the last ten years to 40 Gigabit Ethernet currently and evolving to 100 Gigabit Ethernet as soon as 2015. Organizations require high performance application networking technology to ensure data center application and network performance and security are maintained despite rapidly escalating data rates.

Limitations of Alternative Approaches in Addressing These Challenges

Conventional networking equipment is built on custom designed semiconductors and is limited to only basic data forwarding and security functions based on a narrow range of address fields within a data packet. Due to these rigid designs and limited capabilities, conventional networking equipment cannot effectively process more advanced application data and thus cannot effectively perform application-layer networking functions.

To address these shortcomings, first-generation application networking products were developed that could inspect and take action based upon the specific application or data traffic. This capability is referred to as being application-aware. Thus first generation application networking products were able to improve application performance and security in ways not possible for conventional networking equipment. Examples of these first-generation application networking products include server load balancers and intrusion prevention systems. However, these first-generation products have fundamental limitations, including general purpose computing architectures that do not provide for sharing of memory resources and thus cannot fully utilize the functionality of modern, multi-core processors. These products lack the performance capabilities necessary to rapidly analyze application data at the rates necessary to meet performance and security requirements in modern data centers.

Need for Next-Generation High Performance Application Networking

In order to address these increasingly complex network challenges, a new generation of application-aware networking solutions is needed in order to look deeply into application content, modify content for performance optimization or security purposes, and forward the traffic at rapidly escalating network data rates. Next-generation application networking solutions require:

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Ability to Scale with High Speed Network Traffic. As the number of Internet-connected devices continues to increase rapidly and the speed of network traffic continues to accelerate, architectural limitations in first-generation application networking approaches prevent them from responding effectively due to their inability to scale performance effectively with newer multi-core processor architectures. Next-generation application networking technologies must be able to analyze application data intelligently as they move through faster networks to take full advantage of the increasing computing power of modern multi-core processors.

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Platform to Provide Broad Application Extensibility. First-generation approaches to application networking use rigid system architectures that have been unable to respond effectively to the escalating security threats and the rapidly changing requirements of modern applications and cloud computing.

Next-generation application networking technology must be flexible and agile to address the increasing array of networking and application challenges.

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Sophisticated Security Functionality. Next-generation application networking technology should be capable of detecting and mitigating the effects of large-scale sophisticated cyber security threats such as DDoS and other attacks at the application level of the network. In order to defend against the rising volume of these sophisticated cyber-attacks, which circumvent conventional network-based security solutions, application networking solutions must have exceptional application content, inspection capabilities and processing speeds.

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Ability to Accommodate a Variety of IT Delivery Models. Enterprises are increasingly handling their information technology needs in a variety of ways, including operating their own conventional dedicated data centers, and outsourcing to managed IT hosting providers of cloud-based applications to multiple clients often known as Infrastructure-as-a-Service. Some application networking vendors offer products for only a subset of these IT delivery models, or provide inconsistent features and management across these products, which is unacceptable to customers using multiple IT delivery models. Organizations need consistent application networking features and functionality regardless of which IT model, or combination of models they use, and regardless of whether their networks are in virtual or physical forms.

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Predictable Operational Performance. As data center traffic grows, first-generation approaches have limitations that can cause unpredictable performance that cannot consistently meet expected service levels. Next-generation application networking needs to deliver appropriate levels of service at ever-increasing data traffic rates.

The Next-Generation Application Networking Market Opportunity

We believe that the total worldwide addressable market for next-generation application networking is a combination of discrete markets that represent aggregated expenditures of $12.7 billion in 2013. The next-generation application networking market consists of Application Delivery Controllers, Network Security Equipment and Secure Web Gateways. According to Gartner, these discrete market opportunities represent $1.9 billion, $8.6 billion and $2.2 billion.

The A10 Networks Solution

We are a leading provider of advanced application networking technologies. Our solutions are designed to enable enterprises, service providers, Web giants and governmental organizations to accelerate, secure and optimize the performance of their data center applications and networks. Our Advanced Core Operating System, or ACOS, platform incorporates our proprietary shared memory architecture, which is designed to utilize multi-core processors efficiently and provide increasing levels of performance with increasing processor density. We offer a range of software based solutions built on top of our ACOS platform that address a variety of performance and security challenges in customer networks. Our products can be deployed in a variety of forms, including physical optimized hardware appliances and as virtual appliances.

The customer benefits of our platform include:

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High Performance Architecture Optimized for Efficiency. By taking advantage of the capabilities of multi-core processors through use of our proprietary shared memory architecture, we believe our ACOS application networking platform enables us to provide our end-customers with products that can deliver superior price performance benefits over products that lack these capabilities. We believe our products can process two to five times more web transactions (measured as Layer 4 connections per second) in certain head to head product comparisons per unit of computing and memory resources, power, rack space or list price. This superior performance enables data center applications to be reliably accessible even as network speeds and complexity increase.

•	Agile and Flexible Platform for a Growing Array of Application Networking Services. Our software based application networking platform is designed to provide flexibility for us to develop new applications to address broadening customer needs. Since inception, we have demonstrated the flexibility of our ACOS platform by delivering new network solutions to our end-customers, such as CGN and TPS solutions. Similarly, we have expanded the number of management and orchestration features to adjust to the evolving migration to cloud computing and SDN. The entirely software based nature of ACOS enables our platform the agility to respond to increasing use of virtual servers, SDNs and other networking industry trends as they arise, helping end-customers integrate new networking models and technologies seamlessly.

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High Performance Network Security Functionality. Our high performance application networking platform delivers a range of security features that decrypt, inspect and authenticate the flow of application content across a network, and then detect and mitigate the effects of sophisticated cyber security attacks that can threaten availability of the largest websites and networks around the world. Due to the scalable, high performance ACOS shared memory architecture, our products have the capacity to support up to hundreds of millions of simultaneous network sessions in a single appliance and are designed to withstand growing threats like DDoS attacks which leverage massive botnet networks to overwhelm network services.

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Support for Diverse IT Delivery Models. We offer a portfolio of solutions that address varying IT delivery models, with a range of product form factors, including physical and virtual appliances for dedicated data centers. We also offer virtualized and partitioned appliances for multi-tenant hosted data centers, and pay-as-you-go licensing models for cloud service providers offering utility computing and networking services. We deliver a consistent set of features and interfaces for management of our products across a variety of IT models, so that enterprises and service providers can be assured of a similar experience regardless of model.

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Predictable Policy Enforcement. Our ACOS platform is designed to ensure that traffic is reliably delivered with the right security and application-specific policies. The proprietary shared memory architecture of our ACOS platform is designed to assist network administrators in ensuring that desired levels of customer service are achieved and policies regarding network security are enforced.

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Customer-Friendly Business Model. We are highly focused on end-customer success. We have organized our product development, product pricing, sales and post-sales technical support efforts to collaborate with our end-customers to identify and satisfy their needs. For example, we offer single all-inclusive pricing for our products, which provides simplicity for end-customers, compared to our competitors who often have more complicated pricing and licensing models. We also staff our customer support organization with highly trained and experienced engineers who have deep product and technical expertise in order to rapidly resolve customer issues.

Our Growth Strategy

Our goal is to be the global leader in application networking. The key elements of our growth strategy include:

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Extend Product Offerings Using Our ACOS Platform. We believe that our software based platform enables us to innovate quickly to adjust to the dynamics of the application networking market and customer trends. We have historically been able to rapidly build upon the ACOS platform due to this flexibility, leading to the introduction of new products, in addition to incremental features offered through software updates for existing products. We intend to take advantage of the ACOS platform to continue to extend our portfolio of products, as we have demonstrated through the release of our CGN and TPS product lines.

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Drive Greater Penetration into Our Customer Base. We believe the strong relationships and high customer satisfaction we maintain with our more than 2,500 customers provide us with the opportunity to drive incremental demand for our products. We intend to continue to expand our penetration into existing customer accounts from an initial deployment of our products to broader deployments across the organization. For example, our 25 largest end-customers, as measured by revenue generated in 2012 and the nine months ended September 30, 2013, have, on average, made purchases in 80% of the quarters following their initial purchase. We also intend to sell new products and services to existing end-customers, which provides us with opportunities for additional revenue. With these same 25 largest end-customers, revenue from follow-on sales of our products and services has, on average, been over eight times the revenue we realized from those end-customers in the initial quarter of purchase.

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Expand Our Global Sales Organization to Attract New Customers. We believe that the global market for application networking is large, and that we are well positioned to continue to grow our business with new end-customers. We sell substantially all of our solutions through our high-touch sales organization and global channel partners, and we intend to target new end-customers by continuing to invest in our sales organization, including field sales, inside sales and sales engineers to capitalize on the large and growing application networking opportunity.

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Enhance and Expand Our Distribution Channel Partner Ecosystem. We believe that our distribution channel partners, value added resellers, distributors, OEMs and technology partners, are important in expanding our end-customer reach and improving sales efficiency. We intend to focus on enhancing and expanding in-depth relationships with partners that have strong application networking expertise and a reputation for providing solutions to customers. For example, we have successfully partnered with LM Ericsson Telephone Company, or Ericsson, one of the world’s leading providers of telecommunications equipment technology and services, to deliver our full line of CGN products alongside their solutions and products to service providers. We are also expanding our successful relationship with NEC Corporation, a leader in the integration of IT and network technologies, to develop a go to market plan for public and private cloud environments. We also intend to increase the number of our distribution channel partners, OEMs and technology partners in order to expand our sales reach.

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Invest and Enhance Our Marketing Programs. We intend to increase our investment substantially across all aspects of marketing, including product and solution marketing, branding, generation of leads, and corporate communications, to promote awareness of our ACOS platform. We have recently expanded our marketing team to lead these initiatives.

Technology

Our Advanced Core Operating System Platform

ACOS Scalable Symmetrical Multi Processing Platform. ACOS is a scalable, flexible and agile software based platform for next-generation application networking. Our proprietary ACOS 64-bit shared memory architecture is critical for current and future performance and scalability requirements. Because ACOS is software based, we can use merchant silicon and industry standard x86 processors to increase our product development velocity, decrease our product development costs, and expand into new product markets. All of our products are built on our ACOS platform and leverage its performance optimization and security services.

ACOS is a symmetric multiprocessing operating system that was built from the ground up to leverage industry trends toward higher density, multi-core processor architectures. The following diagram illustrates our ACOS architecture:

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High Performance and Intelligent Network I/O Processing. In order to maximize the efficiency of high density, multi-core processors, we have developed a high performance intelligent network I/O technology that can balance application traffic flows equitably across processor cores. Our Flexible Traffic Accelerator logic can be implemented either as software running within a standard x86 processor or a Field Programmable Gate Array, or FPGA, semiconductor. Our Flexible Traffic Accelerator also performs certain hardware-based security checks for each packet and can discard suspicious traffic before it can impact system performance.

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Scalable and Efficient Memory Usage. To improve the performance of our multi-core processor architecture, we have developed a shared memory technology to allow all processors to share common memory and the state of the system simultaneously. As a result, we avoid the overhead associated with Inter-Processor Communication architectures deployed in first-generation approaches. We optimize memory to be visible to all cores simultaneously, while minimizing communication overhead and contention among processors for allocated memory space. Since all processors share a common memory pool, we can dynamically allocate memory space based upon the application processing requirements without constraints. Because configurations, policies and network databases are efficiently stored within a shared memory architecture, we can achieve greater performance and scalability from memory and processor resources.

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Optimized Application Networking. Once data has been processed and placed into a shared memory, then a processor can begin to apply ACOS common services and function-specific logic. To ensure that every processor can be utilized to perform every function, and thereby achieve greater system utilization, we have designed ACOS to use all processor cores symmetrically for all functions and services. The ACOS common services perform a set of key operational functions, including configuration management, network I/O, aFleX scripting, Virtual Chassis System, or aVCS, aXAPI for management integration, Application Delivery Partitions, or ADP, virtualization to enable multi-tenancy, and common resource management such as buffer, system memory, timer management and other internal system management tasks. ACOS features a modular software design, which improves reliability by ensuring that modifications made to one module will not have unwanted side-effects on other system functions.

Other ACOS Technologies. ACOS incorporates a number of other technologies to provide a rich environment for developing Layer 4-7 application networking solutions, including:

•	aFleX Scripting. aFleX scripting technology is based on industry-standard Tool Command Language and enables end-customers to write custom scripts to augment the application processing.

•	ADP. ADP enables multi-tenancy in the ACOS common services so that multiple departments of an organization or multiple end-customers can share a physical/virtual appliance.

•	aVCS. aVCS enables multiple physical/virtual appliances to be managed as a single chassis.

•	aXAPI. aXAPI is an industry standard RESTful program interface to enable management integration for achieving automated management.

Our Products

We offer our end-customers a portfolio of software based solutions that are built upon ACOS. Our premium Thunder Series product family, launched in the second quarter of 2013, has three solutions to address end-customer needs, including ADC to optimize data center performance, CGN to provide network address and protocol translation services for service provider networks, and TPS for network-wide security protection. Our AX Series is our original product family that was launched in 2007 and includes ADC and CGN solutions.

Application Networking Solutions

We currently offer three software based solutions that are built on top of our software based ACOS application networking platform and are delivered primarily on our optimized hardware appliances:

Application Delivery Controller. Our ADC solution provides advanced server load balancing, including global server load balancing, high availability, aFleX scripting, aVCS, ADP virtualization delivery for multi-tenancy, Secure Sockets Layer, or SSL, acceleration, SSL intercept, caching and compression, web application firewall, domain name server application firewall and others. ADC solutions are typically deployed in front of a server farm within a data center, including web, application and database servers.

Carrier Grade Network Address Translation. Our CGN solution extends the life of increasingly scarce IPv4 address blocks and their associated infrastructure, and provides migration solutions to the IPv6 addressing standard. Our CGN solution is typically deployed in service provider networks to provide standards-compliant address and protocol translation services between varying types of IP addresses.

Threat Protection System. Our TPS solution provides high volume, large scale detection and mitigation services to ensure that networks and server resources remain available even throughout a massive DDoS attack. TPS solutions are typically deployed at the perimeter of customer networks to protect their internal network resources from large-scale, volumetric cyber attacks, protocol attacks and resource attacks from distributed networks of compromised machines, or botnets.

Product Families

We deliver these solutions as both physical and virtual appliances across our Thunder Series and AX Series product families.

Thunder Series. Our ADC, CGN and TPS solutions are available on our Thunder Series product family, including a range of physical appliances with throughput ranges from 5 gigabits per second, or Gbps, to 150 Gbps and a variety of other security and performance options available, as listed in the table below. Our vThunder virtual appliances operate on all major hypervisor platforms, including VMware, Microsoft, Citrix Xen and Linux KVM.

The following table outlines some of the features of a selection of our Thunder Series physical appliances.

Thunder Series	Thunder 930	Thunder 1030S	Thunder 3030S	Thunder 5430S	Thunder 6430	Thunder 6430S
Throughput	5.0 Gbps	10.0 Gbps	30.0 Gbps	77.0 Gbps	150.0 Gbps	150.0 Gbps
Layer 4 Connections per Second (CPS)	200.0 K	450.0 K	750.0 K	2.8 MM	5.3 MM	5.3 MM
SSL CPS (1024/2048)	1.9 K / 400.0	25.0 K / 7.0 K	47.0 K / 14.0 K	100.0 K / 68.0 K	N/A	134.0 K / 130.0 K
Ethernet Interface
1 Gb Copper	6	6	6	0	0	0
1 Gb Fiber	2	2	2	0	0	0
10 Gb Fiber	2	2	4	16	16	16
40 Gb Fiber	0	0	0	4	4	4
Processor	Intel Xeon Dual-core	Intel Xeon Quad-core	Intel Xeon Quad-core	Intel Xeon Octo-core	2 x Intel Xeon Octo-core	2 x Intel Xeon Octo-core
Memory (RAM)	8.0 Gb	8.0 Gb	16.0 Gb	64.0 Gb	128.0 Gb	128.0 Gb

AX Series. Our ADC and CGN solutions are available on our AX Series product family, including a range of physical appliances with throughput ranges from 7.5 Gbps to 115 Gbps and a variety of other security and performance options available.

The following table outlines some of the features of a selection of our AX Series physical appliances.

AX Series	AX 1030	AX 2500	AX 3030	AX 3000-11- GCF	AX 3200-12	AX 3400	AX 3530	AX 5200-11	AX 5630
Throughput	7.5 Gbps	11.0 Gbps	27.0 Gbps	30.0 Gbps	19.5 Gbps	38.0 Gbps	115.0 Gbps	40.0 Gbps	77.0 Gbps
Layer 4 Connections per Second (CPS)	430.0 K	300.0 K	580.0 K	1.0 MM	1.1 MM	2.5 MM	1.3 MM	4.8 MM	6.0 MM
SSL CPS (1024/2048)	5.5 K / 1.2 K	30.0 K / 5.0 K	12.0 K / 2.7 K	51.0 K / 24.0 K	44.0 K / 24.0 K	84.0 K / 24.0 K	120.0 K / 98.0 K	155.0 K / 130.0 K	180.0 K / 174.0 K
Ethernet Interface
1 Gb Copper	6	8	6	8	20	20	4	0	0
1 Gb Fiber	2	4	2	8	4	4	2	4	4
10 Gb	0	0	2	4	4	4	12	16	24
40 Gb	0	0	0	0	0	0	0	0	4
Processor	Intel Xeon Quad-core	Intel Xeon Quad-core	Intel Xeon Quad-core	Intel Xeon Hexa-core	Intel Xeon Quad-core	Intel Xeon Hexa-core	2 x Intel Xeon Octo-core	2 x Intel Xeon Hexa-core	2 x Intel Xeon Octo-core
Memory (RAM)	8.0 Gb	6.0 Gb	16.0 Gb	24.0 Gb	12.0 Gb	24.0 Gb	64.0 Gb	48.0 Gb	128.0 Gb

Centralized Management Solution

Our aGalaxy multi-device network management solution enables a network administrator to manage multiple A10 devices. While full control of our appliances can be achieved effectively out-of-the-box, the benefit of central and automated management increases as more appliances are added. The user interface provides a quick, at-a-glance view of status using a standard web browser. aGalaxy is designed to provide lower operational costs, as staff are freed up from repetitive tasks, while also increasing precision and accuracy with centralized and automated tasks, reducing the potential for human error.

Support and Services

One of our founding principles is to provide superior customer and technical support. Our global support team is part of our engineering organization and is trained across all products and solutions. Our support team takes complete ownership of customer issues from the beginning to the end to achieve rapid response and a high quality resolution. We believe that our ability to provide consistent, high-quality customer service and technical support is a key factor in attracting and retaining end-customers of all sizes. Accordingly, we offer a broad range of support services that include installation, phone support, repair and replacement, software updates, online tools, consulting and training services.

All customers receive warranty support for 90 days and greater than 95% of our end-customers purchase one of our maintenance products which entitles them to the support provided by our global support team. We offer two maintenance product options – Basic Support and Gold Support which are described below. The average maintenance contract term is 18 months. We invoice our channel partners or end-customers directly for maintenance contracts, in advance, up-front at the time of hardware purchase. We generally provide discounts to our end-customers when they commit to longer term contracts. All our maintenance contracts are non-cancellable and are renewed through the same channel as originally purchased. Updates of our software are provided to all end-customers on a when-and-if-available basis with a current maintenance contract. Additionally, we provide on-site technical support as part of certain maintenance contracts. We maintain technical support centers in the United States, Japan, China and the Netherlands.

Maintenance Levels

Support Plan	Maintenance/ Warranty Terms	Hardware Repair(1)	Advance Replacement(1)(2)	Software Support(1)	Technical Support	Web Support
Standard Warranty	90 days from purchase date	Yes	Limited	Yes	8 hr x 5 days/week	24 x 7
Basic Support	1, 2, and 3 year contract terms	Yes	Limited	Yes	8 hr x 5 days/week	24 x 7
Gold Support(3)	1, 2, and 3 year contract terms	Yes	Yes	Yes	24 x 7	24 x 7

(1)	“Yes” indicates that service provided over the course of the contractual term
(2)	“Limited” indicates 30 days from purchase date
(3)	Not available in all regions

We have a professional services team able to provide a full range of fee-based consulting services, including presale network assessment, comprehensive network analysis and capacity planning, post-sale migration and implementation services, on-site installation and on-going support.

Customers

We target organizations globally that depend on data center applications and networks to generate revenue and manage operations efficiently. Our end-customers operate in a variety of industries including telecommunications, technology, industrial, retail, financial and education. Since inception, our customer base has grown rapidly. As of September 30, 2013, we had sold our products to more than 2,500 customers across 65 countries. Our end-customers include three of the top four United States wireless carriers, seven of the top ten United States cable providers, and three of the top four wireless carriers in Japan, in addition to other global enterprises, Web giants and governmental organizations. End-customers that accounted for at least $100,000 in revenue in either 2012 or 2013, through either direct purchases from us or purchases through a reseller, include: NTT DoCoMo, Inc., T-Mobile PCS Holdings LLC, Rakutan, Inc., SOFTBANK MOBILE Corp., Comcast IP Services, Time Warner Cable, Microsoft Corp., Hitachi, Ltd., Samsung SDS, LG Uplus Corp., LinkedIn Corporation, Hyundai Motor Co., Integral Ad Science, Inc. and Yahoo Japan Corporation. One end-customer, NTT DoCoMo, Inc., a Japanese wireless provider, purchasing through a reseller, accounted for 32% of net revenue in the year ended December 31, 2012; no other end-customer accounted for more than 10% of our total revenue during the same period.

Customer Case Studies

We believe that customers select our solution due to the capabilities of the ACOS platform and our commitment to customer-driven innovation and success. The following case studies highlight the success of our platform and solutions.

National Provider of Wireless Voice, Messaging and Data Services: The CGN Solution

The Problem: This end-customer is a national provider of wireless voice, messaging and data services and must provide network connectivity to millions of subscribers. In addition, this end-customer has spent billions of dollars to build and maintain a network that uses IPv4 addressing technology to provide Internet services to their subscribers. Due to the growth in inter-connected devices, this end-customer has a limited number of IPv4 addresses. Because the cost to replace IPv4 with IPv6 was prohibitive, our end-customer needed a high performance, highly scalable carrier grade network address translation solution which would allow many subscribers to share a single IP address and thereby extend the life of their IPv4 technology. Previous attempts to address high performance network address translation required this end-customer to devote expensive carrier edge-routers.

The A10 Networks Solution: Our end-customer compared our carrier grade network address translation based on ACOS against an edge-router. Our end-customer reported that our CGN solution delivered more than double the overall performance required to fulfill their requirements at a better overall price-performance versus the incumbent edge-router supplier.

National Provider of Wireless Voice, Messaging and Data Services: The ADC Solution

The Problem: As demand for content-rich mobile web, voice, and video applications and services grew, our end-customer needed to upgrade the networks that serve their data centers to improve application performance and overall utilization. Our end-customer’s incumbent application delivery solution, or ADC, was unable to reliably or economically scale to support this growing set of applications and services.

The A10 Networks Solution: Our end-customer selected us through an established competitive process to replace the incumbent ADC solution in 20 data center locations based on our higher performance, our better scalability, our lower total cost of ownership, the significantly smaller footprint of our hardware, our migration services, and our simpler licensing model. In general, our end-customer reported that our ADC solution provided approximately double the price-performance over the incumbent solution enabling our end-customer to support growing customer demand for its rich web, voice and video content.

Backlog

We do not believe that our backlog at any particular time is meaningful, because it is not necessarily indicative of future revenue. In particular, customers may generally cancel or reschedule orders without penalty, and delivery schedules requested by customers in their purchase orders frequently vary based upon each customer’s particular needs. Additionally, shipments to customers may be delayed due to inventory constraints. We do not consider backlog information to be a reliable indicator of our ability to achieve a particular level of revenue or financial performance.

Sales and Marketing

Sales. We sell our products globally to service providers and enterprises that depend on networks and data centers to generate revenue and manage operations efficiently. Our high-touch sales force engages directly or through indirect distribution channels with service providers and enterprises. Depending on size, geography, and complexity, some end-customer sales are originated and completed by our OEM and distribution channel partners with little or no direct engagement with our sales personnel. We fulfill nearly all orders globally through our distribution channel partners, which include distributors, value added resellers and system integrators. For the nine months ended September 30, 2013, 83% of our revenue was generated through our distribution channel partners. One distribution channel partner, NEC Corporation, accounted for 23%, 34% and 19% of our revenue in the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013. One other distribution channel partner accounted for 11% of our revenue in the year ended December 31, 2011. Another distribution channel partner accounted for 11% of our revenue in the nine months ended September 30, 2013. We also work closely with OEM partners. For example, we partner with Ericsson in order to increase our reach into the service provider market. We believe that the network engineer or architect is the primary influencer within an organization that purchases our products. As such, we believe that our high-touch sales organization is unique given our deep focus on technology competence and partnership with our end-customers’ network engineers and architects. We believe this sales approach allows us to leverage the benefits of the channel, such as expanding our market coverage, as well as maintain face-to-face relationships with our end-customers.

Our sales team is comprised of inside sales and field sales personnel who are organized by geography and maintain sales presence in 23 countries, including in the following countries and regions: United States, Western Europe, Japan, China, Taiwan and South Korea. Our sales organization also includes sales engineers with deep technical domain expertise who are responsible for pre-sales technical support, solutions engineering for our end-customers, proof of concept work and technical training for our distribution channel partners. Our sales team is also comprised of a channel sales organization that is expanding our market reach through partners. We expect to continue to grow our sales headcount, including in geographies where we currently do not have a sales presence.

Our sales team objectives are to expand our end-customer base to new end-customers and to increase sales to existing end-customers through adoption of incremental products and services. We leverage our key strengths and attributes to collaborate with end-customers and demonstrate the value of our products in their network. For example, we demonstrate our solution functionality, performance and scale with well executed proof of concepts and evaluations. We believe that our customer support and responsiveness provides a differentiated experience for the end-customer and leads to retaining and expanding our end-customer base.

Marketing. Our marketing strategy is focused on building our brand and driving end-customer demand for our application networking products and services through channel marketing, direct marketing and corporate communications campaigns. Marketing activities include product and solution launches, demand generation, advertising, Website development, trade shows and conferences. We are also actively engaged in driving global thought leadership through industry analyst engagement, media out-reach, blogs and social media, and speaking events.

Manufacturing

We outsource the manufacturing of our hardware products to original design manufacturers. This approach allows us to benefit from the scale and experience of our manufacturing partners to reduce our costs, overhead and inventory while allowing us to adjust more quickly to changing end-customer demand. Our manufacturers are Lanner Electronics Inc., or Lanner, and AEWIN Technologies Co., Ltd., or AEWIN. These companies manufacture and assemble our hardware products using design specifications, quality assurance programs and standards that we establish. Our manufacturers procure components and assemble our products based on our demand forecasts and purchase orders. These forecasts represent our estimates of future demand for our products based upon historical trends and analysis from our sales and product management functions as adjusted for overall market conditions. The component parts incorporated into our products are sourced either by our manufacturing partners or directly by us.

We have agreements with both Lanner and AEWIN pursuant to which they manufacture, assemble, and test our products. The Lanner agreement has an initial one year term and automatically renews for successive one-year terms unless either party gives notice that they do not want to renew the agreement. The AEWIN agreement has a three-year term ending July 2014. We do not have any long-term manufacturing contracts that guarantee us any fixed capacity or pricing. We perform quality assurance and testing at our San Jose, California facilities, as well as at our manufacturers’ locations. We warehouse and deliver our products out of our San Jose warehouse. We also outsource warehousing and delivery to a third-party logistics provider in some regions.

Research and Development

Our research and development effort is focused on developing new products and on enhancing and improving our existing products, leveraging our ACOS platform. Our engineering team works closely with end-customers and technology partners to identify future needs. A majority of our research and development team is focused on software development, with substantial experience in networking, network management, application delivery, performance optimization, security, software quality engineering and automation.

We believe that innovation and timely development of new features and products is essential to meeting the needs of our end-customer and improving our competitive position. We supplement our own research and development effort with open source technologies and technologies that we license from third parties. We test our products thoroughly to certify and ensure interoperability with third-party hardware and software products.

Our research and development expenses for the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2013 were $16.7 million, $25.5 million and $24.6 million. We plan to continue to invest in resources to conduct our research and development effort.

Competition

We operate in the intensely competitive application networking market that is characterized by constant change and innovation. Changes in application delivery needs, cyber security threats, and the technology landscape result in evolving customer requirements to address application performance and security. In addition to server load-balancing and other functions normally associated with application delivery, our solutions have expanded our addressable market into DDoS and CGN, where we compete with a number of companies not included among traditional ADC vendors. The agility and flexibility of the ACOS platform enables us to rapidly innovate and deploy solutions into adjacent markets to ADC. As a result, we believe the traditional definitions of our market do not encompass all of the features, functions and capabilities of our solutions, or accurately represent the addressable market.

The ADC, CGN and DDoS markets are characterized by a set of identifiable participants. We do not consider any of these markets to include a single dominant company, nor do we consider the markets to be fragmented.

Our main competitors fall into three categories:

•	Companies that sell products in the traditional ADC market, such as F5 Networks, Inc., Brocade Communications Systems, Inc., Cisco Systems, Inc., Citrix Systems, Inc. and Radware Ltd.;

•	Companies that sell CGN products, such as Alcatel-Lucent USA Inc., Cisco and Juniper Networks, Inc.; and

•	Companies that sell DDoS mitigation products, such as Arbor Networks, Inc., a subsidiary of Danaher Corporation, and Radware.

The principal competitive factors in our markets include:

•	Ability to innovate and respond to customer needs rapidly;

•	Breadth and depth of product features and functionality;

•	Level of customer satisfaction;

•	Price performance and efficiency;

•	Ability for products to scale with high speed network traffic;

•	Flexible and agile design of products;

•	Ability to detect and mitigate large-scale cyber security threats;

•	Ability to accommodate any IT delivery model or combination of models, regardless of form factor;

•	Brand awareness and reputation; and

•	Strength of sales and marketing efforts.

We believe we compete favorably with our competitors as a result of the quality of our products, the price performance of our solutions, the rich and comprehensive features and functionalities offered by our platform, our differentiated customer support offerings and our close and on-going relationship with our end-customers. However, many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, and larger and more mature intellectual property portfolios.

Intellectual Property

Our key assets include, among others, our technology and associated intellectual property rights. In particular, as of September 30, 2013, we had 29 issued patents and 38 patent applications pending in the United States relating to our next-generation application delivery controllers and platform. Our issued U.S. patents, excluding an older set of 15 patents that we acquired, expire between 2026 and 2031. We have 17 issued patents and 32 patent applications pending overseas. We license software from third parties for development of or integration into our products, including proprietary and open source software. We pursue registration of our trademarks and domain names in the United States and other jurisdictions.

Our success depends in part upon our ability to secure, protect and enforce our intellectual property rights and core technology. We rely on a combination of intellectual property laws and contractual and physical confidentiality and security restrictions to secure and protect our intellectual property rights and to restrict access to, use of, and disclosure of, our technology and confidential information. We endeavor to enter into agreements with our employees, contractors and third parties with whom we do business to limit access to and disclosure of our confidential information and to secure our rights in any technology developed by such parties for us. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology.

Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property rights as fully as in the United States. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. From time to time, we may be involved in disputes and licensing discussions with others regarding their claimed intellectual property rights and cannot provide assurance that we will always successfully defend ourselves against such claims or license technology on terms that we believe to be acceptable. As we have gained greater visibility, market exposure and competitive success, we face a higher risk of being the subject of intellectual property infringement claims. If we are found to infringe the intellectual property rights of others, or if we otherwise settle such claims, we could be compelled to pay damages or royalties and either obtain a license to those intellectual property rights or alter our products so that they no longer infringe upon such proprietary rights. Any license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing upon the rights of others may be costly or impractical. Any of these claims, whether claims that we are infringing the proprietary rights of others, or vice versa, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to cease using infringing technology, develop non-infringing technology or enter into royalty or licensing agreements. Further, our commercial agreements typically require us to indemnify our customers, distributors and resellers for infringement actions related to our technology, which could cause us to become involved in infringement claims made against our customers, distributors or resellers.

Employees

As of September 30, 2013, we had 551 full-time employees, including 263 engaged in research and development, 246 in sales and marketing and 42 in general and administrative activities. None of our employees is represented by a labor union or is a party to any collective bargaining arrangement in connection with his or her employment with us. We have never experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters is located in San Jose, California, where we currently lease 79,803 square feet of space under a lease agreement that expires in February 2020. We lease an additional 29,230 square feet of space in San Jose under a lease agreement that expires in January 2016. We also lease space for offices internationally and for sales offices in locations throughout the United States and various international locations, including China, Japan and Taiwan. We believe that our current facilities are adequate to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets. We believe that alternative or additional space suitable for our requirements will be available as needed to accommodate ongoing operations and any such growth. We do however expect to incur additional expenses in connection with any such new or expanded facilities.

Legal Proceedings

In May 2013, Radware filed suit against us for patent infringement in the United States District Court for the Northern District of California. In this lawsuit, Radware accuses our AX and EX products of directly and indirectly infringing three Radware patents related to link load balancing technology. Radware is seeking injunctive relief, damages, and attorneys’ fees and costs. Radware currently asserts we willfully infringe one of the three asserted patents. We have filed motions to dismiss Radware’s indirect and willful infringement claims for failure to state a valid claim, and have also filed an answer to Radware’s claims, as well as counterclaims, in which we deny directly, indirectly or willfully infringing any of Radware’s patents and assert that Radware’s patents are not valid and enforceable.

In September 2013, the court issued a pre-claim construction discovery order and tentatively set a date for a hearing to construe the disputed terms of Radware’s asserted patents in February 2014. As of the date hereof, no trial date has been set in the matter, and the parties are in the process of conducting discovery. We intend to defend ourselves vigorously against Radware’s allegations.

In November 2013, Parallel Networks, LLC, or Parallel Networks, which we believe is a non-practicing patent holding company, filed a lawsuit against us in the United States District Court for the District of Delaware. In the lawsuit, Parallel Networks alleges that our AX and Thunder series products infringe two of their U.S. patents, both titled “Method and System for Uniform Resource Locator Transformation.” Parallel Networks is seeking injunctive relief, damages and costs. Parallel Networks has asserted similar claims against other companies, including Array Networks, Inc., Barracuda Networks, Inc., Brocade Communications Systems, Inc., Citrix Systems, Inc., Riverbed Technology, Inc. and SAP AG. This matter is in its earliest stages, but we intend to defend ourselves vigorously against Parallel Networks’ allegations.

In addition, from time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors, and their ages as of November 20, 2013:

Name	Age	Position(s)

Lee Chen	60	Chief Executive Officer, President and Director

Rajkumar Jalan	52	Chief Technology Officer

Greg Straughn	55	Chief Financial Officer

Robert Cochran	56	Vice President, Legal and Corporate Collaboration and Secretary, and Director

Jason Matlof	44	Vice President of Worldwide Marketing

Ray Smets	50	Vice President of Worldwide Sales

Peter Y. Chung	46	Director

Phillip J. Salsbury	71	Director

Executive Officers

Lee Chen has served as our President, Chief Executive Officer and as a member of our board of directors since July 2004. From 1996 to August 2004, Mr. Chen served in a variety of positions, including as Vice President of Software Engineering and Quality Assurance at Foundry Networks, Inc., a company that designed, manufactured and sold high-end enterprise and service provider switches and routers, as well as wireless, security, and traffic management solutions. Mr. Chen has previously held management and senior technical positions at OTS, Apple Computer, Convergent Technologies, Inc. and InSync Group, and was a co-founder of Centillion Networks, Inc. Mr. Chen has an M.S.E.E. from San Jose State University and a B.S. in Electrophysics from National Chiao-Tung University in Taiwan. Mr. Chen is a technology pioneer, especially in the area of Internet Protocol Multicast and System & System Security and holds numerous patents. Mr. Chen has specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer and President, one of our founders and a significant stockholder.

Rajkumar Jalan has served as our Chief Technology Officer since November 2008. From 2005 to 2008, he served as a consultant to the Company. From 1996 to 2002, Mr. Jalan served in various capacities, including as a Director of IP Routing, for Foundry Networks, Inc., a company that designed, manufactured and sold high-end enterprise and service provider switches and routers, as well as wireless, security, and traffic management solutions. Before Foundry, he worked on a wide range of networking technologies from Ethernet, Token-Ring, ATM and Digital Switching Systems. Mr. Jalan’s prior employers included Bay Networks, Inc. and Network Equipment Technologies Inc. Mr. Jalan holds a number of patents related to Layer 2/Layer 3 as well as Layer 4/Layer 7 switching. He has a B.Tech from the Indian Institute of Technology Bombay.

Greg Straughn has served as our Chief Financial Officer since July 2011 and brings to us more than 30 years of executive leadership and financial expertise. From September 1998 to June 2010, Mr. Straughn served as the Chief Financial Officer for Kabira Technologies, Inc., a provider of high-performance software products to the telecommunications and financial services market. During his tenure at Kabira, Mr. Straughn was instrumental in helping grow the company from startup through its eventual acquisition by Tibco Software, Inc. Previously, he served as the Chief Financial Officer of AT&T, Inc./Pacific Bell Internet Services, Inc., an Internet company, Principal and General Manager for Meridian Business Systems, and the Chief Financial Officer of PacTel Finance. Mr. Straughn has a B.S. in Finance from the University of California at Berkeley and is the author of two books on financial and general management of small businesses.

Robert Cochran has served as our Vice President, Legal and Corporate Collaboration since January 2012 and as a member of our board of directors since April 2012. Mr. Cochran has served as our Secretary since August 2004, and previously served on our board of directors from August 2004 to October 2004. From January 1993 to January 2012, Mr. Cochran was an attorney in private practice in Woodside, California, where he had served as our outside legal counsel since our incorporation. From 2004 to 2010, Mr. Cochran served as a director of Techwell, Inc., a fabless semiconductor public company that was acquired by Intersil Corporation. Mr. Cochran also serves as a director of one privately held company. Mr. Cochran has a J.D. from Harvard Law School and an A.B. from Harvard University. Mr. Cochran has specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he has acquired from counseling growth companies over the last thirty years, and his prior service as a director of a public company.

Jason Matlof has served as our Vice President of Worldwide Marketing since September 2013. Prior to joining us, from August 2012 to September 2013, Mr. Matlof was Vice President of Marketing at Big Switch Networks, Inc., a software-defined networking company. From January 2005 to August 2012, Mr. Matlof was a partner at Battery Ventures, L.P., a venture capital firm that invests principally in technology markets. From 2001 to 2005, Mr. Matlof served as Vice President of Marketing and Business Development at Neoteris, Inc., a network security company. Mr. Matlof started his career in the mid-1990s at Cisco Systems, Inc., a designer and manufacturer of computer networking devices. Mr. Matlof has an M.B.A. from Harvard Business School and a B.A. with honors from University of California at Los Angeles.

Ray Smets has served as our Vice President of Worldwide Sales since July 2013. From December 2011 to July 2013, Mr. Smets was Senior Vice President of Field Operations, Sales and International Development for Metaswitch Networks, Inc, a telecommunications company. From December 2008 to November 2011, he was Vice President and General Manager at Cisco Systems, Inc., a designer and manufacturer of computer networking devices. From September 2007 to August 2008, Mr. Smets was Executive Vice President of Sales and Marketing for Packeteer Inc., an application classification and traffic prioritization systems provider. Mr. Smets has also held executive positions at Netopia Inc., a provider of carrier-class broadband customer premise equipment, McAfee Security, Inc., a security software company, and Bellsouth Telecommunications/AT&T, Inc., a telecommunications company. Mr. Smets has an M.B.A. from Nova-Southeastern University, and a B.S. in Computer Engineering from the University of Florida, and is an alumnus of the Stanford University Executive Program.

Non-Employee Directors

Peter Y. Chung has served as a member of our board of directors since June 2013. Mr. Chung is a managing director and member of various entities affiliated with Summit Partners, L.P., where he has been employed since 1994. He is currently a director of M/A-COM Technology Solutions Holdings, Inc., a provider of semiconductor solutions for use in radio frequency, microwave and millimeter wave applications, as well as several privately-held companies. Previously, Mr. Chung served as a director of iPayment, Inc., a payment processing company, NightHawk Radiology Holdings, Inc., a provider of teleradiology services, SeaBright Holdings, Inc., a specialty workers’ compensation insurer, Sirenza Microdevices, Inc., an RF components company and Ubiquiti Networks, Inc., a company that develops networking technology. Mr. Chung has an M.B.A. from the Stanford University Graduate School of Business and a A.B. in Economics from Harvard University. Mr. Chung has specific attributes that qualify him to serve as a member of our board of directors, including his experience in investment banking, private equity and venture capital investing and in the communications technology sector, as well as his prior service on public and private company boards.

Dr. Phillip J. Salsbury has served as a member of our board of directors since May 2013. From 2005 to April 2010, Dr. Salsbury served as a director of Techwell, Inc., a fabless semiconductor public company that was acquired by Intersil Corporation. Dr. Salsbury was a founder, the Chief Technology Officer, and later the president and Chief Executive Officer of SEEQ Technology, Inc., a non-volatile memory and Ethernet communications semiconductor company, from January 1981 until its acquisition by LSI Logic Corporation, a large semiconductor company, in June 1999. He holds a Ph.D and an M.S. in Electrical Engineering from

Stanford University and a B.S. in Electrical Engineering from the University of Michigan. Dr. Salsbury has specific attributes that qualify him to serve as a member of our board of directors, including his strong technical background and management experience as chief executive officer of a public company, and his prior service as a director of a public company.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified.

There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

We expect our board of directors to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our codes of business conduct will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our codes of business conduct, or waivers of these provisions, on our website or in public filings.

Board Composition

Our board of directors currently consists of four members. Our bylaws to be in effect following the completion of this offering will permit our board of directors to establish by resolution the authorized number of directors. Our board of directors is currently composed of Lee Chen, Robert Cochran, Peter Y. Chung and Phillip J. Salsbury.

Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal.

Director Independence

Upon the completion of this offering, our common stock will be listed on the             . Under the rules of the             , independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the              require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of the             , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Prior to the completion of the offering, our board of directors plans to undertake a review of the independence of each director and determine whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Currently, a majority of our directors are not independent. If following the completion of this offering a majority of our directors are not independent, we will be required to change the composition of our board of directors to comply with              rules. However, as permitted by the applicable              and SEC rules, we will have twelve months from the completion of this offering to comply with such independence requirements.

As of the completion of this offering, our certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three year terms, as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting to be held in 2014;

•	the Class II directors will be , and their terms will expire at the annual meeting to be held in 2015; and

•	the Class III directors will be , and their terms will expire at the annual meeting to be held in 2016.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors has adopted a charter for each of these committees, which complies with the applicable requirements of current              rules. We intend to comply with future requirements to the extent they are applicable to us. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

Our audit committee is comprised of Messrs.             , each of whom is a non-employee member of our board of directors.              is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for financial literacy under the rules and regulations of the              and the SEC. Applicable              and SEC rules require our audit committee to be composed of at least three independent members of our board of directors. However, applicable              and SEC rules permit us to phase in our compliance with the independent audit committee requirements in accordance with such rules and regulations that permit (i) one independent member of the committee at the time of listing, (ii) a majority of independent members of the committee within 90 days of listing, and (iii) all independent members within one year of listing. If following the completion of this offering we do not have an independent director on our audit committee, we will be required to change the composition of our audit committee to comply with such requirements. Our board of directors has also determined that              qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the             . The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the             .

The audit committee is responsible for, among other things:

•	selecting and hiring our registered public accounting firm;

•	evaluating the performance and independence of our registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed reports;

•	reviewing and approving in advance any proposed related person transactions; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee consists of Messrs. Salsbury and Chung. Mr. Chung is the chairman of our compensation committee. Our board of directors has determined that each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m).

The compensation committee is responsible for, among other things:

•

reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	administering our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans, and benefits programs; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs.             , each of whom is a non-employee member of our board of directors.              is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules of the             . The nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization, and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

Messrs. Salsbury and Chung are members of our compensation committee. None of the members of our compensation committee is or has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

EXECUTIVE COMPENSATION

2013 Summary Compensation Table

The following table provides information regarding the compensation of our principal executive officer and each of our other named executive officers as required by Item 402(m)(2) of Regulation S-K during our fiscal year ended December 31, 2013. The individuals who served as our named executive officers for our 2013 fiscal year are referred to herein as our Named Executive Officers, or NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Lee Chen(3) President and Chief Executive Officer	2013	—	—	—	$6	$6

Greg Straughn Chief Financial Officer	2013	$252,500	$67,000	$638,688	$443	$958,631

Rajkumar Jalan Chief Technology Officer	2013	$158,333	$40,000	$658,964	$420	$857,717

(1)	The amount reported in the Option Awards column represents the grant date fair value of the stock option award as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock option award reported in this column are set forth in the notes to our audited consolidated financial statements included in this prospectus. As required by the rules of the SEC, the amount shown excludes the impact of estimated forfeitures related to service-based vesting conditions. Note that the amount reported in this column does not correspond to the actual economic value that may be received by the NEO from the award.
(2)	The amount reported represents group term life insurance premiums paid on behalf of the executive.
(3)	Other than with respect to the life insurance benefits described above, Mr. Chen did not receive compensation as our President and Chief Executive Officer, or CEO, for our 2013 fiscal year. For our 2013 fiscal year, Mr. Chen reimbursed us for the employee portion of his premiums for medical, dental and vision coverage benefits.

Non-Equity Incentive Plan Compensation

For our 2013 fiscal year, Messrs. Straughn and Jalan were eligible to receive bonuses. The bonus opportunities were performance based but were not subject to any pre-specified performance criteria. Prior to the completion of the fiscal year, our CEO reviewed each of Mr. Straughn and Mr. Jalan’s performance during the year and recommended bonus amounts to our board of directors and compensation committee. The bonuses as recommended were approved and paid in late 2013. For the 2013 fiscal year, Mr. Straughn received a bonus of $67,000 and Mr. Jalan received a bonus of $40,000.

2013 Outstanding Equity Awards at Year-End

Named Executive Officer	Grant Date(1)		Option Awards— Number of Securities Underlying Unexercised Options (#) Exercisable		Option Awards— Number of Securities Underlying Unexercised Option (#) Unexercisable(2)	Option Awards— Option Exercise Price Per Share ($)	Option Awards— Option Expiration Date
Lee Chen	—		—		—	—	—

Greg Straughn	7/1/2011	(3)	187,500		312,500	$0.80	6/30/2021
	7/1/2011	(3)	410,000	(4)	—	$0.80	6/30/2021
	10/24/2013	(5)	26,249		603,751	$2.27	10/23/2023

Rajkumar Jalan	4/27/2011	(6)	80,000	(4)	—	$0.80	4/26/2021
	2/6/2013	(7)	41,250		138,750	$1.54	2/5/2023
	10/24/2013	(5)	27,082		622,918	$2.27	10/23/2023

(1)	Each of the outstanding stock option awards was granted under our 2008 Stock Plan.

(2)	In the event that we terminate the NEO’s employment without cause or the NEO resigns for good reason at any time during the period beginning on the date that we enter into an agreement resulting in our change in control and ending on the date 12 months after the change in control, the award will accelerate vesting in full as provided under the terms of each NEO’s Change in Control and Severance Agreement dated December 1, 2013.
(3)	One-fourth (1/4) of the shares of our common stock subject to the stock option award vested on June 27, 2012, and the balance vests in 36 successive, equal, monthly installments thereafter, subject to continued service with us through each applicable vesting date.
(4)	The stock option award is subject to an early exercise provision and is immediately exercisable. Any early-exercise option shares are subject to repurchase by us at the original exercise price, provided that our repurchase right lapses in accordance with the stock option award’s vesting schedule.
(5)	One-forty-eighth (1/48) of the shares of our common stock subject to the stock option award vests in 48 successive, equal, monthly installments (with the first installment having vested on November 24, 2013), subject to continued service with us through each applicable vesting date.
(6)	Two-fifths (2/5) of the shares of our common stock subject to the stock option award vested on April 29, 2012, and the balance vests in 18 successive, equal, monthly installments thereafter, subject to continued service through each applicable vesting date.
(7)	One-forty-eighth (1/48) of the shares of our common stock subject to the stock option award vests in 48 successive, equal, monthly installments (with the first installment having vested on February 1, 2013), subject to continued service with us through each applicable vesting date.

Executive Employment Agreements

Offer Letters

We have entered into offer letters with each of our NEOs.

Lee Chen. Under Mr. Chen’s offer letter dated July 30, 2004, we hired Mr. Chen as our CEO. The letter provided for no base salary for Mr. Chen and an initial equity award grant to be determined. Mr. Chen’s current annual base salary is $0.

Greg Straughn. Under Mr. Straughn’s offer letter dated May 31, 2011, we hired Mr. Straughn as our Chief Financial Officer. The letter provided for Mr. Straughn’s initial base salary and bonus opportunity, plus an initial option grant covering 910,000 shares which vested as to one-fourth of the shares on June 27, 2012, and the balance is scheduled to vest in 36 successive, equal, monthly installments thereafter, subject to his continued service with us through each applicable vesting date. His award is eligible for accelerated vesting under his Change in Control and Severance Agreement, described below. Mr. Straughn’s current annual base salary is $265,000.

Raj Jalan. Under Mr. Jalan’s offer letter dated November 3, 2008, we hired Mr. Jalan as our Chief Technology Officer. The letter provided for Mr. Jalan’s initial base salary and initial equity award grant. Mr. Jalan’s current annual base salary is $200,000.

Change in Control and Severance Agreements

We entered into a Change in Control and Severance Agreement (each, an “Agreement” and together, the “Agreements”) with each of our NEOs effective December 1, 2013.

Each NEO’s Agreement provides that if, after the executive completes at least one year of employment with us and (a) we terminate the executive’s employment with us for any reason other than for cause and not due to the executive’s death or disability, or (b) the executive resigns for Good Reason (as defined in the Agreement), and in each case the termination does not occur during the Change in Control Period (as defined in the Agreement), the executive will receive the following severance benefits: (i) continuing payments of salary severance for a period of 12 months (in the case of Mr. Chen) or nine months (in the case of the other NEOs), and (ii) continuing payments to reimburse the executive for COBRA continuation coverage for a period of up to 12 months (in the case of Mr. Chen) or nine months (in the case of the other NEOs).

Each Agreement further provides that if we terminate the executive’s employment with us for any reason other than cause and not due to the executive’s death or disability, or the executive resigns for Good Reason, and in each case the termination occurs during the Change in Control Period, the executive will receive the following severance benefits: (i) a lump sum cash payment equal to 150% (in the case of Mr. Chen) or 100% (in the case of the other NEOs) of the greater of the executive’s salary in effect as of immediately prior to his employment termination or the Change in Control, (ii) a lump sum cash payment equal to 150% (in the case of Mr. Chen) or 100% (in the case of the other NEOs) of the greater of the executive’s target bonus in effect for the year in which the executive’s employment terminates or the Change in Control occurs, (iii) continuing payments to reimburse the executive for COBRA continuation coverage for a period of up to 18 months (in the case of Mr. Chen) or 12 months (in the case of the other NEOs), and (iv) 100% accelerated vesting of the executive’s outstanding equity awards, with any applicable performance goals considered achieved at the target levels.

In order to receive the severance benefits under the Agreement, the executive must sign and not revoke a release of claims in our favor and comply with confidentiality obligations.

As defined in the Agreements, “Cause” generally means the executive’s (i) repeated failure to perform his duties and responsibilities to the Company or abide in all material respects with the Company’s policies after receiving written notice, (ii) engagement in illegal conduct injurious to the Company in any material respect, (iii) material violation or material breach of his confidential information and invention agreement with the Company that is not cured within 20 days of written notice or is incapable of cure, or (iv) conviction or plea of no contest to a felony (other than motor vehicle offenses that do not materially impair the executive’s performance of his employment duties) or any crime involving fraud, embezzlement or other offense involving moral turpitude, and/or committing any act of embezzlement, dishonesty or fraud against or the misappropriation of material property belonging to the Company.

As defined in the Agreements, “Change in Control Period” generally means, subject to the occurrence of a Change in Control, the period beginning on the date that an agreement to enter into such Change in Control is signed and executed, and ending on the date 12 months following such Change in Control. As will be defined in the Agreements, “Change in Control” generally means the occurrence of any of the following events: (i) a change in our ownership that occurs on the date that any one person or persons acting as a group (“Person”), acquires ownership of our stock that, together with the stock already held by such Person, constitutes more than 50% of the total voting power of our stock; or (ii) a change in our effective control that occurs on the date that a majority of members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election; or (iii) a change in the ownership of a substantial portion of our assets that occurs on the date that any Person acquires (or has acquired during a 12-month period) assets from us with a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition(s), excluding any transfer to an entity that is controlled by our stockholders immediately after the transfer and any transfer of assets by us to an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by us. For purposes of this definition, gross fair market value means the value of our assets, or the value of our assets being disposed of, determined without regard to any liabilities associated with such assets.

As defined in the Agreements, “Good Reason” generally means the executive’s voluntary termination of employment with us within 90 days following the expiration of our cure period following one or more of the following occurring without the executive’s prior consent: (i) a material reduction in the executive’s gross base salary other than in connection with a similar reduction for all similarly-situated employees; (ii) a material reduction in the executive’s authority, duties, or responsibilities; or (iii) a relocation of the executive’s principal place of work to a location that is more than 50 miles from his current principal work site for us. The executive may not resign for Good Reason without first providing us with notice within 60 days of the initial existence of the condition that he believes constitutes Good Reason identifying the grounds for Good Reason and a reasonable cure period of at least 30 days following the date of such notice, during which such grounds must not have been cured.

Employee Benefit and Stock Plans

2014 Equity Incentive Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders to approve, our 2014 Equity Incentive Plan, referred to as our 2004 Plan. Subject to stockholder approval, the 2014 Plan will be effective immediately prior to the completion of this offering and is not expected to be utilized until after the completion of this offering. Our 2014 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of              shares of our common stock are reserved for issuance pursuant to the 2014 Plan, of which no awards are issued and outstanding. The number of shares available for issuance under the 2014 Plan also will include an annual increase on the first day of each fiscal year beginning in 2015, equal to the least of:

•	shares;

•	% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine by the last day of the immediately preceding fiscal year.

Subject to the share limits described above, a non-employee director may not be granted more than              shares in any fiscal year, increased to              shares in the fiscal year of the non-employee director’s initial service (excluding any awards granted while the participant was an employee or a consultant in a capacity other than as a non-employee director). Shares may be authorized, but unissued, or reacquired shares of our common stock. Shares issued pursuant to awards under the 2014 Plan that we repurchase or are forfeited due to failure to vest, expire or become unexercisable without having been exercised in full, or are surrendered under an exchange program, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2014 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2014 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors, will administer our 2014 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine that it is desirable to qualify transactions under the 2014 Plan as exempt under Rule 16b-3 of the Exchange Act of 1934, as amended, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3 of the Exchange Act.

Subject to the provisions of the 2014 Plan, the administrator has the power to determine the terms of awards, including exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to increase or reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price and different terms and to prescribe rules and to construe and interpret the 2014 Plan and awards granted under the 2014 Plan. The administrator also has the authority to establish rules and regulations, including sub-plans for satisfying, or qualifying for favorable tax treatment under, applicable laws in jurisdictions outside of the U.S.

Stock Options. Stock options may be granted under our 2014 Plan. The exercise price of options granted under our 2014 Plan must be at least equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option as well as the period of time after a participant’s termination of service during which the participant may exercise his or her option. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2014 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2014 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination of both. The per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The term of a stock appreciation right may not exceed ten years. The administrator will determine the period of time after a participant’s termination of service during which the participant may exercise his or her option. However, in no event may a stock appreciation right be exercised later than the expiration of its term.

Restricted Stock. Restricted stock may be granted under our 2014 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us. The administrator, in its sole discretion, may accelerate the time at which any restrictions may lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2014 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator will determine the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2014 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. Performance units have an initial dollar value established by the administrator on or before the date of grant. Performance shares will have an initial value equal to the fair market value of a share on the date of grant. The administrator will establish performance goals or other vesting provisions in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors. All non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2014 Plan.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan generally will not allow for the transfer of awards other than by will or the laws of descent or distribution, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of benefits or potential benefits intended to be made available under the 2014 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2014 Plan, and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2014 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the transaction, and all awards will terminate immediately prior to the completion of the proposed transaction.

Merger or Change in Control. In the event of our merger with or into another corporation or other entity or our change in control, as defined in the 2014 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly in the transaction. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and the awards will become fully exercisable, if applicable, for a specified period prior to the transaction after the administrator notifies the participants. The award will then terminate upon the expiration of the specified period of time. With respect to awards granted to non-employee directors, in the event of a change in control, the participant will fully vest in options and stock appreciation rights, all restrictions on his or her restricted stock and restricted stock units will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment; Termination. The administrator will have the authority to amend, suspend, or terminate the 2014 Plan, provided such action does not materially impair the existing rights of any participant unless mutually agreed between the participant and us. Our 2014 Plan will automatically terminate in 2024, unless we terminate it sooner.

2014 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders to approve, our 2014 Employee Stock Purchase Plan, or ESPP. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

The ESPP will include a component that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, referred to as the 423 Component, and a component that does not comply with Section 423, referred to as the Non-423 Component. For purposes of this disclosure, a reference to the “ESPP” will mean the 423 Component. Unless determined otherwise by the administrator, each of our non-U.S. subsidiaries will participate in a separate offering under the Non-423 Component.

Authorized Shares. A total of              shares of our common stock will be made available for sale. In addition, our ESPP will provide for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year beginning in 2015, equal to the least of:

•	% of the outstanding shares of our common stock on the first day of such fiscal year;

•	shares; or

•	such other amount as determined by our board of directors.

Plan Administration. Our board of directors or a committee appointed by our board of directors will administer the ESPP, and will have full and exclusive authority to interpret the terms of the ESPP, to designate separate offerings under the plan, to designate subsidiaries and affiliates as participating in the 423 Component or the Non-423 Component, to determine eligibility, to adjudicate all disputed claims filed under the ESPP, and to establish such procedures that it deems necessary for the administration of the ESPP (including, without limitation, to adopt such procedures and sub-plans as are necessary or appropriate to permit the participation in the ESPP by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans may take precedence over other provisions of the ESPP except with respect to the ESPP’s share reserve limits).

Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods. Our ESPP will be intended to qualify under Section 423 of the Code and will provide for         -month offering periods. The offering periods are scheduled to start on the first trading day on or after              and              of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after             . The administrator may change the duration of future offering periods if the change is announced prior to the beginning of the first affected offering period.

Contributions. Our ESPP will permit participants to purchase shares of common stock through payroll deductions of up to     % of their eligible compensation, which includes a participant’s base straight time gross earnings, exclusive of payments for commissions, overtime and shift premium, incentive compensation, bonuses, and other similar compensation. A participant may purchase a maximum of              shares during an offering period. The administrator may allow all employees participating in a separate offering to contribute amounts to the ESPP via cash, check or other means set forth in the participants’ subscription agreement prior to an exercise date in an offering period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each         -month offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and automatically will be enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Merger or Change in Control. In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If there is no assumption or substitution of the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set to occur prior to the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. Our ESPP will terminate automatically in 2034, unless we terminate it sooner. Our board of directors has the authority to amend, suspend, or terminate our ESPP.

2008 Stock Plan

Our board of directors adopted our 2008 Stock Plan, or our 2008 Plan, in February 2008, and our stockholders approved it in February 2008. The 2008 Plan most recently was amended in October 2013. As of the effective date of this offering, the 2008 Plan will be terminated, and we will not grant any additional awards under the 2008 Plan. However, the 2008 Plan will continue to govern the terms and conditions of outstanding awards granted under it.

Authorized Shares. As of September 30, 2013, an aggregate of 48,786,429 shares of our common stock have been authorized for issuance under the 2008 Plan. As of September 30, 2013, options to purchase 32,641,424 shares of our common stock at a weighted average exercise price of $0.94 were outstanding under the 2008 Plan. Shares may be unissued, or reacquired common stock. Shares issued pursuant to awards under the 2008 Plan that expire or become unexercisable, are surrendered under an exchange program, or are repurchased while unvested will become available for future grant under the 2008 Plan while the 2008 Plan remains in effect.

Plan Administration. Our 2008 Plan is administered by our board of directors or a committee appointed by it. Subject to the provisions of our 2008 Plan, the administrator has the power to construe and interpret our 2008 Plan and any awards granted under it, determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price, the fair market value of a share of our common stock, the vesting schedule of awards, together with any vesting acceleration, and the award agreements for use under the 2008 Plan. The administrator may amend awards as well as implement a program under which outstanding options are surrendered or cancelled in exchange for options of the same type (which may have lower or higher exercise prices and different terms), options of a different type, and/or cash, and/or the exercise price of an outstanding option is reduced. The administrator may establish rules and regulations, including sub-plans for satisfying applicable laws in jurisdictions outside of the U.S.

Options. Stock options may be granted under our 2008 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option granted under the 2008 Plan may not exceed ten years. An incentive stock option to be granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock or the stock of any parent or subsidiary corporations on the date of grant, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant.

The administrator determines the methods of payment of the exercise price of an option as well as the period of time after a participant’s termination of service during which the participant may exercise his or her option, which generally must be at least 30 days (or at least six months in the event of the participant’s termination of service as a result of death or disability). However, in no event may an option be exercised later than the expiration of its term.

Restricted Stock. Restricted stock awards may be granted under our 2008 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock vest, and the restrictions on such shares lapse, in accordance with terms and conditions established by the administrator. The term of a restricted stock award granted under our 2008 Plan may not exceed ten years. Once a restricted stock is purchased or otherwise issued, the purchaser generally has the rights equivalent to those of a shareholder.

Transferability of Awards. Our 2008 Plan generally does not allow for the transfer of awards except by will or the laws of descent and distribution, and only the recipient of an award may exercise such award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization or other changes in our corporate structure affecting shares of our common stock, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2008 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2008 Plan and/or the number, class, and price of shares of common stock covered by each outstanding award. In the event of our proposed dissolution or liquidation, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and all awards will terminate immediately prior to the completion of such proposed transaction.

Merger or Change in Control. Our 2008 Plan provides that in the event of our merger or change in control (as defined in our 2008 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that each award be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. The administrator is not required to treat all awards similarly in the transaction. In the event of a change in control in which awards are not assumed or substituted for, then participants will fully vest in and have the right to exercise their outstanding awards, and any restrictions will lapse. In addition, if there is no assumption or substitution of outstanding awards in the event of a merger or change of control, awards will fully vest and become exercisable for a period of time determined by the administrator in its sole discretion after the administrator notifies the participants. Awards not assumed or substituted for will terminate upon the expiration of such period for no consideration, unless otherwise determined by the administrator.

Amendment; Termination. Our board of directors has the authority to amend, suspend or terminate our 2008 Plan at any time, provided that such action does not impair the rights of any participant, unless mutually agreed to in writing between the participant and the administrator. Upon completion of this offering, our 2008 Plan will be terminated and no further awards will be granted under it. All outstanding awards will continue to be governed by their existing terms.

2004 Stock Plan

Our board of directors adopted our 2004 Stock Plan, or our 2004 Plan, in August 2004, and our stockholders approved it in October 2004. The 2004 Plan was most recently amended in July 2006. The 2004 Plan was terminated in connection with the adoption of our 2008 Plan in February 2008. No awards have been granted under our 2004 Plan since October 2007, and no awards will be granted under our 2004 Plan after the offering. However, the 2004 Plan will continue to govern the terms and conditions of outstanding awards granted under it. As of September 30, 2013, options to purchase up to 1,279,001 shares of our common stock at a weighted average exercise price per share of $0.04 were outstanding under the 2004 Plan. Shares subject to awards under the 2004 Plan that expire or otherwise terminate without being exercised for any reason will not be available for future issuance.

The terms of the 2004 plan and options granted thereunder are substantially similar to the terms of and awards granted under the 2008 plan.

Executive Incentive Compensation Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt an Executive Incentive Compensation Plan, referred to as our Bonus Plan. Our Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including our NEOs, based upon performance goals established by our compensation committee.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interested, taxes, depreciation and amortization and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include the Company’s financial results may be determined in accordance with U.S. generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit or company-wide basis. Any criteria used may be measured on such basis as our compensation committee determines. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by our compensation committee. Unless otherwise determined by our compensation committee, to earn an actual award, a participant must be employed by the Company (or an affiliate of the Company) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

Our board of directors has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not alter or impair the existing rights of any participant with respect to any earned bonus.

Retirement Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements under the plan. The plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Participants of our 401(k) plan are able to defer a percentage of their eligible compensation, subject to applicable annual Internal Revenue Code and plan limits. All participants’ interests in their deferrals are 100% vested when contributed. We do not provide matching contributions under our 401(k) plan. Pre-tax contributions are allocated to the participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. The 401(k) plan is intended to qualify under Internal Revenue Code Section 401(a) with the plan’s related trust intended to be tax exempt under Internal Revenue Code Section 501(a). As a tax-qualified retirement plan, the 401(k) plan allows contributions, and earnings on those contributions, not to be taxable to the employees until distributed from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our restated certificate of incorporation and bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our restated certificate of incorporation and bylaws, we plan to enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Private Placements

Between June 2013 and September 2013, we sold an aggregate of 80,000 shares of our Series D redeemable convertible preferred stock at a per share purchase price of $1,000 pursuant to a stock purchase agreement. All such shares of Series D redeemable convertible preferred stock were purchased by funds affiliated with Summit Partners, L.P., which holds more than 5% of our outstanding capital stock and one of whose managing directors, Peter Y. Chung, is a member of our board of directors. The following table summarizes purchases of Series D redeemable convertible preferred stock by Summit Partners:

Name of Stockholder	A10 Director	Number of Series D Shares	Total Purchase Price
Summit Partners, L.P.(1)	Peter Y. Chung	80,000	$80,000,000

(1)	Affiliates of Summit Partners, L.P., holding our securities whose shares are aggregated for purposes of reporting share ownership information include Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Investors I, LLC, and Summit Investors I (UK), L.P.

Investors Rights Agreement

We are party to an investors rights agreement which provides, among other things, that the holders of our preferred stock prior to this offering have the right to demand that we file a registration statement, or request that the shares of common stock issued on conversion of such stock be covered by a registration statement that we are otherwise filing, subject to certain exceptions. Lee Chen, our President and Chief Executive Officer, Robert Cochran, our Vice President, Legal and Corporate Collaborations, certain entities affiliated with Summit Partners, L.P., which holds more than 5% of our outstanding capital stock and one of whose managing directors, Peter Y. Chung, is a member of our board of directors, and entities affiliated with Mitsui & Co. Ltd., which holds more than 5% of our outstanding capital stock are parties to the investors rights agreement. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Transactions with Officers

Prior to joining us as our Vice President, Legal and Corporate Collaboration in January 2012, Robert Cochran was a principal at Law Office of Robert Cochran and in such capacity, served as our outside legal counsel. In the last three fiscal years, we paid an aggregate of $633,257 for legal services rendered by Mr. Cochran’s law firm prior to the time he began his employment with us.

Revenue

From January 1, 2010 until September 30, 2013, we have recognized revenue of $16.7 million from reseller contracts entered into with companies affiliated with Mitsui & Co., Ltd., which holds more than 5% of our outstanding capital stock.

Employment Arrangements and Indemnification Agreements

We have entered into employment and consulting arrangements with certain of our current and former executive officers. See “Executive Compensation—Executive Employment Arrangements.”

We have also entered into indemnification agreements with certain directors and officers of ours. The indemnification agreements and our restated certificate of incorporation and bylaws in effect upon the completion of this offering require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and one of our non-employee directors. See the sections entitled “Executive Compensation” above.

Settlement of Brocade Litigation

In May 2013, we agreed to settle litigation with Brocade Communications Systems, Inc. Such settlement included a dismissal of all claims against the individual defendants, including Lee Chen, our President and Chief Executive Officer, which was followed by entry of a final judgment in favor of the individual defendants on all claims, and general releases to all parties. See Note 6 to our Consolidated Financial Statements.

Other Transactions

On August 3, 2009 and November 30, 2009, we issued unsecured promissory notes to Mr. Chen, our Chief Executive Officer, each in connection with a $2.5 million loan to us by Mr. Chen. These notes accrued interest at 10.5% per annum and the principal and interest under each note was due 48 months after issuance. On May 10, 2010 and December 1, 2010, we prepaid all principal and outstanding accrued interest under the August 3, 2009 note and the November 30, 2009 note, and no amounts remain due and payable under either of the notes.

Policies and Procedures for Related Party Transactions

The audit committee of our board of directors has the primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter provides that the audit committee shall review and approve in advance any related party transactions.

We intend to adopt a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation, or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 30, 2013, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 186,478,579 shares of common stock outstanding at September 30, 2013, assuming automatic conversion of our convertible preferred stock into common stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of September 30, 2013. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o A10 Networks, Inc., 3 West Plumeria Drive, San Jose, California 95134.

Unless otherwise noted below, none of the selling stockholders have had any position, office or other material relationship with the company or any of its predecessors or affiliates within the past three years.

Name of Beneficial Owner	Beneficial Ownership Prior to this Offering		Shares Being Offered	Beneficial Ownership After to this Offering
	Number	Percent		Number	Percent
5% Stockholders:
Lee Chen
Shares issued in connection with employment arrangements	9,940,196
Shares issued in connection with investments(1)	29,866,418

Total	39,806,614	21.3%	—

Peter Y. Chung(2)
Entities affiliated with Summit Partners, L.P.(3)	35,354,428	19.0%	—

Entities affiliated with Mitsui & Co., Ltd.(4)	23,833,062	12.8%
Directors and Executive Officers:
Rajkumar Jalan(5)	1,215,500	*	—
Robert Cochran(6)	1,268,367	*	—
Jason Matlof	—	—	—
Ray Smets(7)	250,000	*	—
Greg Straughn(8)	712,083	*	—
Phillip J. Salsbury(9)	150,000	*	—
All current directors and executive officers as a group (8 Persons)(10)	78,756,993	41.9%	—
Other Selling Stockholders:

*	Represents beneficial ownership of less than one percent (1%).
(1)	Includes 7,681,315 shares of common stock issuable upon conversion of Series A preferred stock, 6,472,352 shares of common stock issuable upon conversion of Series B preferred stock and 14,712,751 shares of common stock issuable upon conversion of Series C preferred stock acquired as a result of investments in the Company, and 1,000,000 shares of common stock purchased from a former employee in a private transaction.
(2)	Includes 35,354,428 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock held of record by funds affiliated with Summit Partners, L.P., where Mr. Chung is a member of the general partner of Summit Partners, L.P. Mr. Chung disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.
(3)	Includes (i) 25,774,262 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock held of record by Summit Partners Growth Equity Fund VIII-A, L.P.; (ii) 9,416,210 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock held of record by Summit Partners Growth Equity Fund VIII-B, L.P.; (iii) 150,698 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock of record held by Summit Investors I, LLC and (iv) 13,258 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock held of record by Summit Investors I (UK), L.P. Summit Partners, L.P. is (i) the managing member of Summit Partners GE VIII, LLC, which is the general partner of Summit Partners GE VIII, L.P., which is the general partner of Summit Partners Growth Equity Fund VIII-A, L.P. and Summit Partners Growth Equity Fund VIII-B, L.P., and (ii) the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC., and the general partner of Summit Investors I (UK), L.P. Summit Partners, L.P., through a two-person investment committee, currently composed of Martin J. Mannion and Mr. Chung, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Each of the funds affiliated with Summit Partners, L.P., Mr. Mannion and Mr. Chung disclaim beneficial ownership of the shares, except, in each case, to the extent of such person or entity’s pecuniary interest therein. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116. Certain private funds sponsored by Summit Partners, L.P. hold private equity investments in one or more broker-dealers, and as a result Summit Partners, L.P. is an affiliate of a broker-dealer. However, entities affiliated with Summit Partners, L.P. acquired the securities to be sold in this offering in the ordinary course of business for investment for their own account and not as a nominee or agent and, at the time of that purchase, had no contract, undertaking, agreement, understanding or arrangement, directly or indirectly, with any person to sell, transfer, distribute or grant participations to such person or to any third person with respect to those securities.
(4)	Includes (i) 19,863,014 shares held of record by Mitsui & Co., Ltd.; (ii) 3,970,588 shares held of record by Mitsui & Co. (U.S.A.), Inc. The address of (i) Mitsui & Co., Ltd. is 2-1 Ohtemachi 1-Chome Chiyoda-Ku, Tokyo 100-0004 Japan and (ii) Mitsui & Co. (U.S.A.), Inc. is 200 Park Avenue, New York, NY 10166 USA.
(5)	Includes 117,500 shares issuable upon exercise of options exercisable within 60 days after September 30, 2013.
(6)	Includes 760,000 shares issuable upon exercise of options exercisable within 60 days after September 30, 2013, of which 352,084 shares may be acquired upon an early exercise and are subject to a right of repurchase by us if Mr. Cochran does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(7)	Consists of 250,000 shares acquired upon an early exercise and held of record by Mr. Smets, all of which are subject to a right of repurchase by us if Mr. Smets does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(8)	Includes 712,083 shares issuable upon exercise of options exercisable within 60 days after September 30, 2013, of which 162,292 shares may be acquired upon an early exercise and are subject to a right of repurchase by us if Mr. Straughn does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(9)	Consists of 150,000 shares acquired upon an early exercise and held of record by Mr. Salsbury, of which 131,250 shares are subject to a right of repurchase by us if Mr. Salsbury does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(10)	Includes 1,589,583 shares issuable upon exercise of options held by our current executive officers and directors exercisable within 60 days after September 30, 2013.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of              shares, with a par value of $0.00001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of September 30, 2013, we had outstanding 186,478,579 shares of common stock, held by approximately 386 stockholders of record, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into common stock effective immediately prior to the completion of this offering. In addition, as of September 30, 2013, we had outstanding options to acquire 33,920,425 shares of our common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled “Dividend Policy.” Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to              shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Registration Rights

Following the completion of this offering, the holders of shares of our convertible preferred stock or their permitted transferees are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, short-form registration rights, and piggyback registration rights. In any registration made pursuant to such rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

The holders of an aggregate of 149,989,403 shares of our common stock, or their permitted transferees are entitled to demand rights. Under the terms of the investors rights agreement, we will be required, upon the written request of (i) holders of a majority of the shares that are entitled to rights under the investors rights agreement, or (ii) the holders of a majority of the a majority of the registrable securities then outstanding and held by the holders of Series D Preferred Stock (or, in either case, any lesser number of shares if the aggregate offering price, net of underwriting discounts and commissions would exceed $5,000,000), to use commercially reasonable efforts to register all or a portion of these shares for public resale. Pursuant to this provision of the investors rights agreement, we are required to effect only one registration pursuant clause (i) above, and we are required to effect only two registrations pursuant to clause (ii) above. We are not required to effect a demand registration earlier than six months after the effective date of this registration statement.

Short-Form Registration Rights

The holders of an aggregate of 149,989,403 shares of our common stock or their permitted transferees are also entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares, to have such shares registered by us if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1.0 million, subject to exceptions set forth in the rights agreement.

Piggyback Registration Rights

The holders of an aggregate of 149,989,403 shares of our common stock or their permitted transferees are entitled to piggyback registration rights. If we register any of our securities for our own account, the holders of these shares are entitled to include their shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our restated certificate of incorporation and bylaws, which will be effective upon the completion of this offering, will contain certain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock. As discussed above under “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the bylaws or remove directors without holding a meeting of stockholders called in accordance with the bylaws.

In addition, our bylaws will provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president (in the absence of a chief executive officer), or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

No Cumulative Voting. Our restated certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of Charter Provisions. The amendment of the above provisions of our restated certificate of incorporation requires approval by holders of at least              of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our restated certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent’s address is                     , and its telephone number is             .

Exchange Listing

We intend to apply to list our common stock on the              under the symbol “ATEN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, a total of              shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of this offering. Of these shares, all              shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

In addition, of the 33,920,425 shares of our common stock that were subject to stock options outstanding as of September 30, 2013, options to purchase 17,467,412 shares of common stock were vested as of September 30, 2013 and will be eligible for sale 180 days following the effective date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers, and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Registration Rights

Upon completion of this offering, the holders of 149,989,403 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act, subject to certain limitations. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our stock-based compensation plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences and certain U.S. federal estate tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift, generation-skipping and, except to the limited extent set forth below, estate tax laws. In addition, this discussion does not address the potential application of the Medicare contribution tax or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who acquire our common stock through the exercise of employee stock options or otherwise as compensation for services;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes owns our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that own our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common stock arising under the U.S. federal estate, generation-skipping, or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and do not intend to do so in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero. Any excess will be treated as gain from the sale of stock and will be treated as described below under “Gain on Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion below regarding legislation related to foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

U.S. Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of his or her death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund, or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

Legislation commonly referred to as the Foreign Account Tax Compliance Act or “FATCA” imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on the gross proceeds of a disposition of our common stock paid to a “non-financial foreign entities” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. Under certain transition rules, withholding under FATCA on withholdable payments to foreign financial institutions and non-financial foreign entities is expected to apply after December 31, 2016 with respect to gross proceeds of a sale or other disposition of stock in a U.S. corporation, including our common stock, and after June 30, 2014 with respect to dividends on our common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
RBC Capital Markets LLC
Pacific Crest Securities LLC.
Oppenheimer & Co. Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives.” The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the initial public offering price. Any underwriter may allow a concession not in excess of $         a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by:
Us
Selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock quoted on             under the trading symbol “ATEN.”

We, the selling stockholders, all of our directors and officers, and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or other securities convertible into or exercisable or exchangeable for common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in these first two bullets is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•	in our case, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

The foregoing may be waived by Morgan Stanley & Co. LLC on behalf of the underwriters. The restrictions described in the immediately preceding paragraph shall not apply to:

•

transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, or the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions;

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (i) to an immediate family member of a security holder or to a trust formed for the benefit of such an immediate family member, (ii) by bona fide gift, will or intestacy, (iii) if the securityholder is a corporation, partnership, limited liability company or other business entity (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate of such securityholder or (B) as part of a disposition, transfer or distribution by a securityholder to its equity holders or (iv) if the securityholder is a trust, to a trustor or beneficiary of the trust; provided that in each case, each transferee, donee or distributee signs and delivers a lock-up agreement prior to or upon such transfer or distribution, and no filing under Section 16(a) of the Exchange Act, reporting a reduction of beneficial ownership of shares of common stock, shall be required or voluntarily made during the restricted period;

•

the receipt by a securityholder from the company of shares of common stock upon the vesting of restricted stock awards issued pursuant to the company’s equity incentive plans or the transfer by a securityholder of shares of common stock or any securities convertible into common stock to the company upon a vesting event of the company’s securities or upon the exercise of options or warrants to purchase the company’s securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the securityholders in connection with such vesting or exercise, provided that no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made during the restricted period;

•

the disposition by a securityholder of shares of common stock to the company solely in connection with the payment of taxes due with respect to the vesting of restricted stock awards issued pursuant to the company’s equity incentive plans described in this registration statement, provided that no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made during the restricted period in connection with such disposition;

•

the transfer by a securityholder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to the company, pursuant to agreements under which the company has the option to repurchase such shares or securities or a right of first refusal with respect to transfers of such shares or securities, provided that no filing under Section 16(a) of the Exchange Act, reporting a reduction of beneficial ownership of shares of common stock, shall be required or voluntarily made during the restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of a securityholder or the company;

•	the conversion of the outstanding preferred stock of the company into shares of common stock of the company, provided that such shares of common stock remain subject to the terms of this letter;

•

if the securityholder is an individual, the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided that the securityholder uses its reasonable best efforts to cause the transferee to sign and deliver a lock-up agreement prior to such transfer, and provided further, that any filing under Section 16(a) of the Exchange Act that is required to be made during the restricted period as a result of such transfer, states that such transfer has occurred by operation of law; or

•	the sale and transfer by a securityholder of shares of common stock to the underwriters pursuant to the underwriting agreement.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate our initial public offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in our initial public offering. In addition, to stabilize the price of common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of common stock. These activities may raise or maintain the market price of common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling stockholders and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in our initial public offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In the ordinary course of business, we have sold, and may in the future sell, products or services to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

Royal Bank of Canada, an affiliate of RBC Capital Markets LLC, is the administrative agent and a lender under the Credit Agreement dated as of September 30, 2013, or the Credit Agreement, and affiliates of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under the Credit Agreement. Royal Bank of Canada, an affiliate of RBC Capital Markets LLC, J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated are joint lead arrangers and joint bookrunners under the Credit Agreement. J.P. Morgan Securities LLC is the Syndication Agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated is the Documentation Agent under the Credit Agreement.

Pricing of the Offering

Prior to our initial public offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop, or that after the offering the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California, is acting as counsel to the underwriters in connection with certain legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

The consolidated financial statements as of December 31, 2011 and 2012, and for each of the two years ended December 31, 2012, included in this Prospectus and Registration Statement, of A10 Networks, Inc. have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.a10networks.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

A10 Networks, Inc.

San Jose, California

We have audited the accompanying consolidated balance sheets of A10 Networks, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, redeemable convertible preferred stock, convertible preferred stock, and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of A10 Networks, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

November 26, 2013

A10 NETWORKS, INC.

Consolidated Balance Sheets

(In thousands)

	December 31,		September 30, 2013	Pro Forma September 30, 2013
	2011	2012
			(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,048	$23,867	$30,360
Accounts receivable, net of allowances of $1,089, $1,994 and $2,122 as of December 31, 2011 and 2012 and September 30, 2013 (unaudited)	18,084	23,948	30,848
Inventory	8,568	14,315	15,379
Prepaid expenses and other assets	2,009	4,866	4,683

Total current assets	47,709	66,996	81,270
Property and equipment, net	4,938	7,769	9,471
Intangible assets, net	1,791	1,197	1,101
Other assets	995	832	2,064

TOTAL ASSETS	$55,433	$76,794	$93,906

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$3,224	$5,641	$5,296
Accrued liabilities	7,132	12,010	15,800
Accrued litigation expenses	5,124	83,603	13,310
Revolving credit facility	—	5,000	—
Term loan	1,023	631	—
Deferred revenue	12,142	19,374	21,928
Convertible preferred stock warrant liability	—	2,197	—

Total current liabilities	28,645	128,456	56,334
Convertible preferred stock warrant liability, noncurrent portion	1,445	—	—
Term loan, noncurrent portion	631	—	—
Revolving credit facility	—	—	25,000
Deferred revenue, noncurrent portion	5,908	8,333	10,310
Accrued litigation expenses, noncurrent portion	2,075	7,240	4,540
Other noncurrent liabilities	654	2,920	3,102

TOTAL LIABILITIES	39,358	146,949	99,286

Commitments and Contingencies (Note 6)
Redeemable convertible preferred stock, no par value—115 shares authorized as of September 30, 2013 (unaudited); 80 shares issued and outstanding as of September 30, 2013 (unaudited); aggregate liquidation preference of $80,000 as of September 30, 2013 (unaudited), actual; no shares issued and outstanding as of September 30, 2013, pro forma (unaudited)	—	—	80,229	—
Convertible preferred stock, no par value—114,647, 114,647 and 114,635 shares authorized as of December 31, 2011 and 2012 and September 30, 2013 (unaudited); 112,918, 112,958 and 114,635 shares issued and outstanding as of December 31, 2011 and 2012 and September 30, 2013 (unaudited); aggregate liquidation preference of $42,884 as of September 30, 2013 (unaudited), actual; no shares issued and outstanding as of September 30, 2013, pro forma (unaudited)	41,665	41,737	44,749	—
STOCKHOLDERS’ DEFICIT:
Common stock, no par value—176,000, 191,000 and 246,000 shares authorized as of December 31, 2011 and 2012 and September 30, 2013 (unaudited); 31,360, 34,672 and 36,489 shares issued and outstanding as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), actual; 186,478 shares issued and outstanding as of September 30, 2013, pro forma (unaudited)	1,109	2,417	3,354	128,332
Additional paid-in capital	3,120	5,660	7,752	7,752
Accumulated deficit	(29,819)	(119,969)	(141,464)	(141,464)

TOTAL STOCKHOLDERS’ DEFICIT	(25,590)	(111,892)	(130,358)	$(5,380)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$55,433	$76,794	$93,906

The accompanying notes are an integral part of these consolidated financial statements.

A10 NETWORKS, INC.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Revenue:
Products	$79,763	$99,891	$71,454	$78,596
Services	11,515	20,175	14,274	20,942

Total revenue	91,278	120,066	85,728	99,538
Cost of revenue:
Products	16,442	18,619	13,986	16,469
Services	2,033	5,891	4,228	5,783

Total cost of revenue	18,475	24,510	18,214	22,252

Gross profit	72,803	95,556	67,514	77,286
Operating expenses:
Sales and marketing	34,504	51,323	36,285	49,588
Research and development	16,652	25,513	18,282	24,625
General and administrative	3,110	10,225	6,741	11,213
Litigation	9,524	95,515	93,105	9,887

Total operating expenses	63,790	182,576	154,413	95,313

Income (loss) from operations	9,013	(87,020)	(86,899)	(18,027)
Other income (expense), net:
Interest expense	(241)	(135)	(116)	(1,445)
Interest income and other income (expense), net	(618)	(2,237)	(286)	(1,437)

Total other income (expense), net	(859)	(2,372)	(402)	(2,882)

Income (loss) before provision for income taxes	8,154	(89,392)	(87,301)	(20,909)
Provision for income taxes	850	758	423	586

Net income (loss)	7,304	(90,150)	(87,724)	(21,495)
Accretion of redeemable convertible preferred stock dividend	—	—	—	(788)

Net income available (loss attributable) to common stockholders	$7,304	$(90,150)	$(87,724)	$(22,283)

Net income available (loss attributable) to common stockholders, basic	$943	$(90,150)	$(87,724)	$(22,283)

Net income per share available (loss attributable) to common stockholders:
Basic	$0.03	$(2.88)	$(2.84)	$(0.65)

Diluted	$0.03	$(2.88)	$(2.84)	$(0.65)

Weighted-average shares used in computing net income per share available (loss attributable) to common stockholders:
Basic	27,737	31,288	30,854	34,324

Diluted	39,011	31,288	30,854	34,324

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic		$(0.62)		$(0.14)

Diluted		$(0.62)		$(0.14)

Weighted-average shares used in computing pro forma net loss attributable to common stockholders (unaudited):
Basic		144,208		156,559

Diluted		144,208		156,559

The accompanying notes are an integral part of these consolidated financial statements.

A10 NETWORKS, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Addi- tional Paid-In Capital	Accumu- lated Deficit	Total Stock- holders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 31, 2010	—	$—	112,903	$41,648	28,661	$638	$1,656	$(37,123)	$(34,829)
Stock-based compensation	—	—	—	—	—	—	1,464	—	1,464
Issuance of Series C convertible preferred stock upon exercise of Series C convertible preferred stock warrants for cash	—	—	15	17	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of unvested portion	—	—	—	—	2,915	213	—	—	213
Vesting of early exercised stock options	—	—	—	—	—	258	—	—	258
Repurchase of unvested common stock	—	—	—	—	(216)	—	—	—	—
Net income	—	—	—	—	—	—	—	7,304	7,304

Balance—December 31, 2011	—	—	112,918	41,665	31,360	1,109	3,120	(29,819)	(25,590)
Stock-based compensation	—	—	—	—	—	—	2,514	—	2,514
Stock-based compensation related to issuance of common stock to nonemployees	—	—	—	—	22	—	26	—	26
Issuance of Series C convertible preferred stock upon exercise of Series C convertible preferred stock warrants for cash	—	—	40	72	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of unvested portion	—	—	—	—	3,528	599	—	—	599
Vesting of early exercised stock options	—	—	—	—	—	709	—	—	709
Repurchase of unvested common stock	—	—	—	—	(238)	—	—	—	—
Net loss	—	—	—	—	—	—	—	(90,150)	(90,150)

Balance—December 31, 2012	—	—	112,958	41,737	34,672	2,417	5,660	(119,969)	(111,892)
Stock-based compensation (unaudited)	—	—	—	—	—	—	2,880	—	2,880
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $559 (unaudited)	80	79,441	—	—	—	—	—	—	—
Accretion of Series D redeemable convertible preferred stock dividend (unaudited)	—	788	—	—	—	—	(788)	—	(788)
Issuance of Series C convertible preferred stock upon exercise of Series C convertible preferred stock warrants for cash (unaudited)	—	—	1,677	3,012	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of unvested portion (unaudited)	—	—	—	—	1,932	535	—	—	535
Vesting of early exercised stock options (unaudited)	—	—	—	—	—	422	—	—	422
Repurchase of unvested common stock (unaudited)	—	—	—	—	(105)	—	—	—	—
Repurchase of common stock (unaudited)	—	—	—	—	(10)	(20)	—	—	(20)
Net loss (unaudited)	—	—	—	—	—	—	—	(21,495)	(21,495)

Balance—September 30, 2013 (unaudited)	80	$80,229	114,635	$44,749	36,489	$3,354	$7,752	$(141,464)	$(130,358)

The accompanying notes are an integral part of these consolidated financial statements.

A10 NETWORKS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$7,304	$(90,150)	$(87,724)	$(21,495)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,417	5,294	3,833	5,000
Stock-based compensation	1,464	2,540	1,880	2,880
Provision for doubtful accounts and sales returns	1,057	1,330	785	1,150
Change in fair value of convertible preferred stock warrant liability	513	804	103	2
Unrealized foreign exchange gain (loss)	31	278	(99)	(230)
Deferred income taxes	(142)	(15)	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(344)	(7,340)	(12,058)	(7,898)
Inventory	(5,863)	(9,147)	(5,767)	(4,434)
Prepaid expenses and other assets	(490)	(2,571)	(1,761)	209
Accounts payable	980	2,382	2,943	(523)
Accrued liabilities	2,194	6,507	4,882	3,138
Accrued litigation expenses	4,798	83,644	85,660	(2,993)
Deferred revenue	3,587	9,657	4,796	4,531

Net cash provided by (used in) operating activities	18,506	3,213	(2,527)	(20,663)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,295)	(4,241)	(3,711)	(2,876)
Purchases of intangible assets	(1,436)	—	—	—

Net cash used in investing activities	(4,731)	(4,241)	(3,711)	(2,876)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility	500	15,000	10,000	34,002
Principal payments on revolving credit facility	(2,050)	(10,000)	(5,000)	(15,000)
Principal payments on term loan	(955)	(1,023)	(761)	(631)
Proceeds from borrowings under capital lease	—	750	750	—
Principal payments on borrowings under capital lease	—	(171)	(98)	(222)
Net proceeds from issuance of Series D redeemable convertible preferred stock	—	—	—	79,441
Principal payments on convertible promissory note in relation to settlement of litigation	—	—	—	(70,000)
Proceeds from exercise of convertible preferred stock warrants	7	20	—	813
Proceeds from exercise of common stock options, net of repurchases of common stock	894	1,271	915	1,664
Payments of costs related to the initial public offering	—	—	—	(35)

Net cash provided by (used in) financing activities	(1,604)	5,847	5,806	30,032

Net increase (decrease) in cash and cash equivalents	12,171	4,819	(432)	6,493
Cash and cash equivalents—beginning of period	6,877	19,048	19,048	23,867

Cash and cash equivalents—end of period	$19,048	$23,867	$18,616	$30,360

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes, net of refunds	$531	$1,723	$1,717	$603

Cash paid for interest	$203	$93	$79	$1,129

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:
Reclassification of the convertible preferred stock warrant liability to additional paid-in capital upon the exercise of the convertible preferred stock warrants	$10	$52	$—	$2,199

Inventory transfers to property and equipment	$1,872	$3,400	$2,667	$3,370

Purchases of property and equipment included in accounts payable and accrued liabilities	$167	$59	$188	$430

Costs related to the initial public offering included in accounts payable and accrued liabilities	$—	$—	$—	$146

Vesting of early exercised stock options	$258	$709	$484	$422

Accretion of Series D redeemable convertible preferred stock	$—	$—	$—	$788

Issuance of convertible promissory note in relation to settlement of litigation	$—	$—	$—	$70,000

The accompanying notes are an integral part of these consolidated financial statements.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

A10 Networks, Inc. (together with our subsidiaries, the “Company”, “we”, “our” or “us”) is a California corporation that was incorporated in 2004. We are headquartered in San Jose, California and have wholly-owned subsidiaries throughout the world including Asia and Europe. Our solutions enable enterprises, service providers, Web giants and government organizations to accelerate, secure and optimize the performance of their data center applications and networks. We currently offer three software based advanced application networking solutions. These are Application Delivery Controllers, or ADCs, to optimize data center performance; Carrier Grade Network Address Translation, or CGN, to provide address and protocol translation services for service provider networks; and a Distributed Denial of Service Threat Protection System, or TPS, for network-wide security protection. We deliver these solutions both on optimized hardware appliances and as virtual appliances across our Thunder Series and AX Series product families.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of A10 Networks, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Those estimates and assumptions affect revenue recognition and deferred revenue, valuation of inventory, contingencies and litigation, and determination of fair value of stock-based compensation. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates and assumptions.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2013, the interim consolidated statements of operations and cash flows for the nine months ended September 30, 2012 and 2013 and the interim consolidated statements of redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2013 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the consolidated balance sheet as of September 30, 2013 and the consolidated statements of operations and cash flows for the nine months ended September 30, 2012 and 2013 and the consolidated statements of redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2013. The consolidated financial data disclosed in these notes to the consolidated financial statements related to the nine months ended September 30, 2012 and 2013 are also unaudited. The consolidated results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2013 or for any other future annual or interim period.

Unaudited Pro Forma Consolidated Balance Sheet

The accompanying unaudited pro forma consolidated balance sheet was prepared as of September 30, 2013. Upon the completion of our initial public offering, all shares of our redeemable convertible preferred stock and

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

convertible preferred stock will convert into shares of common stock based on the shares of redeemable convertible preferred stock and convertible preferred stock outstanding as of September 30, 2013.

Reclassification

Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2011, we reclassified the consumption tax liability to net against the related asset based on a current policy. As such, we conformed our consolidated balance sheet as of December 31, 2011 with current period presentation by reclassifying $1.9 million of taxes payable within accrued liabilities to prepaid expenses and other assets.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. Dollar. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the average exchange rate in effect during the period. At the end of each reporting period, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses related to remeasurement are recorded in interest income and other income (expense), net in the consolidated statements of operations.

Vendor Business Concentration

Our products are concentrated in an industry which is characterized by significant competition, rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. Our success depends on management’s ability to anticipate and respond quickly and adequately to technological developments in the industry, or changes in customer requirements or industry standards. Any significant delays in the development or introduction of products could have a material adverse effect on our business and operating results.

We rely on third parties to manufacture our hardware appliances and we purchase raw materials from third-party vendors. As of September 30, 2013, we outsourced substantially all of our manufacturing services to two independent manufacturers. In addition, we purchase certain strategic component inventory which is consigned to our third-party manufacturers. Other hardware components included in our products are sourced from various suppliers by our manufacturers and are principally industry standard parts and components that are available from multiple vendors.

Quality or performance failures of our products or changes in our manufacturers’ or vendors’ financial or business condition could disrupt our ability to supply quality products to our customers, and thereby have a material adverse effect on our business and consolidated financial statements.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject us to concentrations of credit risk consist of cash, cash equivalents and accounts receivable. Our cash and cash equivalents are invested in high-credit quality financial instruments with banks and financial institutions. Management believes that the financial institutions that hold our cash and cash equivalents are financially sound and, accordingly, are subject to minimal credit risk. Such deposits may be in excess of insured limits provided on such deposits.

Our accounts receivable are unsecured and represent amounts due to us based on contractual obligations of our customers. We mitigate credit risk in respect to accounts receivable by performing periodic credit evaluations of our customers to assess the probability of accounts receivable collection based on a number of factors,

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

including past transaction experience with the customer, evaluation of their credit history, limiting the credit extended and review of the invoicing terms of the contract. We generally do not require our customers to provide collateral to support accounts receivable. We have recorded an allowance for doubtful accounts for those receivables that we have determined not to be collectible.

Significant customers, including distribution channel partners and direct customers, are those which represent more than 10% of our total revenue or gross accounts receivable balance at each respective balance sheet date. For each significant customer, revenue as a percentage of total revenue and accounts receivable as a percentage of total net accounts receivable are as follows:

	Revenue				Accounts Receivable, Net
	Year Ended December 31,		Nine Months Ended September 30,		December 31,		September 30, 2013
Customers	2011	2012	2012	2013	2011	2012
			(Unaudited)	(Unaudited)			(Unaudited)
Channel partner A	23%	34%	37%	19%	13%	*	*
Channel partner B	11%	*	*	*	*	*	*
Channel partner C	*	*	*	*	16%	*	*
Channel partner D	*	*	*	11%	*	17%	26%

*	less than 10%

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash on hand and highly liquid investments in money market funds. As of December 31, 2011 and 2012 and September 30, 2013, cash held in bank accounts was $19.0 million, $23.9 million and $30.4 million.

Fair Value Measurement

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, preferred stock warrants and long-term debt. Cash equivalents are stated at amortized cost, which approximates fair value as of the balance sheet dates, due to the short period of time to maturity. Accounts receivable, accounts payable and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment. The carrying amount of our revolving credit facility and term loan approximates its fair value as the stated interest rate approximates market rates currently available to us. As of December 31, 2011 and 2012 and September 30, 2013, we have not elected the fair value option for any financial assets and liabilities for which such an election would have been permitted.

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level II—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active,

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Notes to Consolidated Financial Statements

or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level III—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Our financial instruments consist of Level I assets and Level III liabilities. Level I assets include highly liquid money market funds that are included in cash and cash equivalents. Level III liabilities that are measured at fair value on a recurring basis consist solely of our convertible preferred stock warrant liability. The fair values of the outstanding convertible preferred stock warrants are measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value include the estimated fair value of the underlying stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts if applicable, and do not bear interest.

We evaluate the collectability of our accounts receivable based on known collection risks and historical experience. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we record reserves for bad debts based on the length of time the receivables are past due and our historical experience of collections and write-offs. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, our estimate of the recoverability of the amounts due could be reduced by a material amount.

Inventory

Inventory consists primarily of finished goods and related component parts and is stated at the lower of standard cost, (which approximates actual cost on a first-in, first-out basis), or market value (estimated net realizable value). We evaluate inventory for excess and obsolete products, based on management’s assessment of future demand and market conditions. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. Inventory write downs are included as a component of cost of revenue in the accompanying consolidated statements of operations. We incurred inventory write downs of $2.4 million, $3.3 million, $3.0 million and $1.8 million for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Depreciation on property and equipment, excluding leasehold improvements, ranges from one to three years.

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term. Amortization on leasehold improvements ranges from two to eight years.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

Intangible Assets, Net

Intangible assets consist of identifiable intangible assets that we have acquired, including customer relationships and patents. Intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense is included as a component of cost of revenue and sales and marketing expenses in the accompanying consolidated statements of operations. In the period after our intangible assets become fully amortized, we remove the fully amortized balances from the gross asset and accumulated amortization amounts.

Impairment of Long-Lived Assets

The carrying amounts of our long-lived assets, including property and equipment and intangible assets subject to depreciation and amortization, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than we had originally estimated. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over their remaining lives. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life. No impairment of any long-lived assets was identified for any of the periods presented.

Convertible Preferred Stock Warrant Liability

We account for freestanding warrants to purchase shares of convertible preferred stock that are contingently redeemable as liabilities in the consolidated balance sheets at their estimated fair value. At the end of each reporting period, changes in the estimated fair value of the warrants to purchase shares of convertible preferred stock are recorded in interest income and other income (expense), net in the consolidated statements of operations. We will continue to adjust the convertible preferred stock warrant liability to the estimated fair value of the warrants until the earlier of the exercise or expiration of the warrants, or the completion of a liquidation event, including the completion of an initial public offering, at which time the convertible preferred stock issuable upon exercise of the warrants will become common stock, and the related liability will be reclassified to additional paid-in capital in stockholders’ deficit. As of September 30, 2013, we do not have any unexercised convertible preferred stock warrants.

Revenue Recognition

We derive revenue from two sources: (i) products revenue, which includes hardware and perpetual software license revenue; and (ii) services revenue, which include post contract support (“PCS”), professional services, and training. Substantially all of our revenue is from sales of our products and services through distribution channel partners, such as resellers and distributors. Revenue is recognized, net of taxes, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery or performance has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

We define each of the four criteria above as follows:

•	Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of a purchase order issued pursuant to the terms and conditions of a master sales agreement.

•	Delivery or performance has occurred. We use shipping documents or written evidence of customer acceptance, when applicable, to verify delivery or performance. We recognize product revenue upon

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

transfer of title and risk of loss, which primarily is upon shipment to customers. We do not have significant obligations for future performance, such as customer acceptance provisions, rights of return, or pricing credits, associated with our sales.

•

The sales price is fixed or determinable. We assess whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. Standard payment terms to customers range from 30 to 90 days.

•

Collection is reasonably assured. We assess probability of collection on a customer-by-customer basis. Our customers are subjected to a credit review process that evaluates their financial condition and ability to pay for products and services.

PCS revenue includes arrangements for software support and technical support for our products. PCS is offered under renewable, fee-based contracts, which include technical support, hardware repair and replacement parts, bug fixes, patches, and unspecified upgrades on a when-and-if-available basis. Revenue for PCS services is recognized on a straight-line basis over the service contract term, which is typically one to five years. Unearned PCS revenue is included in deferred revenue.

Professional service revenue primarily consists of the fees we earn related to installation and consulting services. We recognize revenue from professional services upon delivery or completion of performance. Professional service arrangements are typically short term in nature and are largely completed within 30 to 90 days from the start of service.

Multiple-Element Arrangements

Our hardware with the embedded software solutions (which is a proprietary operating system that together with the hardware delivers the functionality desired by our customers), is considered a separate unit of accounting from PCS because they have value to the customer on a standalone basis and our sales arrangements do not include a right of return for delivered products. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the inception of the arrangement. The total arrangement consideration is allocated to each separate unit of accounting using the relative selling price method. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or service.

When applying the relative selling price method, we determine the selling price for each element using (i) vendor-specific objective evidence, or VSOE, of selling price, if available; (ii) third-party evidence, or TPE, of selling price, if VSOE is not available; and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

•

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific products and services when sold separately. In determining VSOE, we require that a substantial majority of the stand-alone selling prices fall within a reasonably narrow pricing range.

•

TPE. When VSOE cannot be established for deliverables in multiple-element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for interchangeable products or services when sold separately to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine what competitors products’ selling prices are on a stand-alone basis, we are not typically able to determine TPE.

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Notes to Consolidated Financial Statements

•

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service was sold regularly on a stand-alone basis. As we have not been able to establish VSOE or TPE for our products and some of our services, we determine BESP for the purposes of allocating the arrangement, primarily based on historical transaction pricing. Historical transactions are segregated based on our pricing model and go-to-market strategy, which include factors such as the geographies in which our products and services were sold (domestic or international), offering type (product series, and level of support for PCS) and type of sales channel. The determination of BESP is made through consultation with and approval by management.

We may occasionally accept returns to address customer satisfaction issues or solution-fit issues even though there is no contractual provision for such returns. We estimate returns for sales to customers based on historical returns rates applied against current-period gross revenues. Specific customer returns and allowances are considered within this estimate. Management also analyzes changes in customer demand and acceptance of products when evaluating the adequacy of returns and sales allowances.

Deferred Revenue

Deferred product revenue relates to arrangements where not all revenue recognition criteria have been met. Deferred services revenue primarily represents PCS contracts billed in advance and revenue is recognized ratably over the service contract term, typically one to five years. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Shipping and Handling

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue in the accompanying consolidated statements of operations.

Research and Development Costs

Software and hardware development costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred. The period between achievement of technological feasibility, which we define as the establishment of a working model, and the general availability of such software to customers has been short, resulting in software development costs qualifying for capitalization being insignificant. Accordingly, we did not capitalize any development costs for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees relating to our initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the completion of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2012 and September 30, 2013, we had capitalized nil and $0.2 million of deferred offering costs, which is classified as other assets on our consolidated balance sheets.

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and assessing performance. Our chief operating decision maker is our Chief Executive Officer.

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Notes to Consolidated Financial Statements

Our Chief Executive Officer reviews financial information presented on a consolidated basis, for purposes of allocating resources and evaluating financial performance. We have one business activity and there are no segment managers accountable for operations, operating results beyond revenues or gross profit, or plans for levels or components below the consolidated unit level. Accordingly, we have a single reporting segment.

Stock-Based Compensation

Compensation expense related to stock option grants made to employees is calculated based on the fair value of all of our stock-based awards on the date of grant, net of estimated forfeitures. We determine the grant date fair value of our awards using the Black-Scholes option-pricing model. The related stock-based compensation expense is recognized on a straight-line basis, over the period in which an employee is required to provide service in exchange for the stock-based award, which is generally four years.

For stock-based awards issued to non-employees, including consultants, we record expense related to stock options based on the fair value of the options calculated using the Black-Scholes option-pricing model over the service performance period.

Warranty Costs

Our appliance hardware and software generally carry a warranty period of 90 days. Estimates of future warranty costs are based on actual historical returns experience and the application of those historical return rates to our in-warranty installed base. Warranty costs to repair or replace items sold to customers have been insignificant for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

Litigation and Contingencies

Litigation is comprised of legal expenses incurred in defending ourselves against litigation matters and our change in litigation reserve. Legal expenses are recorded in the consolidated statements of operations as incurred when the legal services are provided. The current portion of accrued litigation expenses represents the legal expenses that are expected to be paid within one year of the consolidated balance sheet date. Litigation reserve represents our estimate of possible losses on pending litigations. Some of these proceedings involve claims that are subject to substantial uncertainties and unascertainable damages. Accordingly, except as disclosed, we have not established reserves or ranges of possible loss related to these proceedings, as at this time in the proceedings, if any, the matters do not relate to a probable loss and/or amounts are not reasonably estimated. As of December 31, 2011, we recorded a litigation reserve of $0.3 million related to pending legal proceedings in our accompanying consolidated balance sheets (see Note 6).

As discussed in Note 6, in May 2013, we reached an agreement with Brocade Communications Systems, Inc. (“Brocade”) to settle the lawsuit that Brocade filed against the Company, our founder and other individuals in the United States District Court for the Northern District of California in August 2010, and to settle the lawsuit that the Company filed against Brocade in September 2011, along with all related claims. The total amount of the settlement was $75.0 million, which we recognized in litigation expense in our consolidated statement of operations for the year ended December 31, 2012 with the corresponding accrual being recognized in the line item “accrued litigation expenses, current portion” in our accompanying balance sheet as of December 31, 2012.

In June 2013, we reached an agreement with Allegro Software Development, Inc. (“Allegro”) to settle the civil action that Allegro filed against the Company in the United States District Court for the District of Massachusetts in September 2012. The total amount of the settlement was $0.9 million (see Note 6).

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

Comprehensive Income (Loss)

We have had no comprehensive income (loss) other than net income (loss). Thus, comprehensive income (loss) is the same as the net income (loss) for all periods presented.

401(k) Profit Sharing Plan

We have a qualified contributory savings plan under Section 401(k) of the Internal Revenue Code covering substantially all of our United States employees. Each participant in the plan may elect to contribute up to $17,000 or $17,500 of his or her annual compensation to the plan for the calendar years 2012 or 2013. Individuals who were 50 or older may contribute up to $22,500 of their annual income. We do not make matching or discretionary contributions to the plan.

Income Taxes

We account for income taxes under an asset and liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized based on the realization guidance available. To the extent that we believe any amounts are not more likely than not to be realized, we record a valuation allowance to reduce the deferred income tax assets. We regularly assess the need for the valuation allowance on our deferred tax assets, and to the extent that we determine that an adjustment is needed, such adjustment will be recorded in the period that the determination is made.

We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We recognize interest and penalties related to income tax matters as income tax expense. For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, we did not incur any interest or penalties associated with unrecognized tax benefits.

Net Income Per Share Available (Loss Attributable) to Common Stockholders

Basic and diluted net income per share available (loss attributable) to common stockholders is presented in conformity with the two-class method required for participating securities. Holders of Series A, Series B, Series C and Series D preferred stock are entitled to receive noncumulative dividends at the annual rates of $0.012, $0.0204, $0.029784 and $60.00 per share per annum payable prior and in preference to any dividends on shares of our common stock. In the event a dividend is paid on our common stock, our preferred stockholders are entitled to a share of that dividend in proportion to the holders of common shares on an as-if converted basis. Series A, Series B, Series C and Series D preferred stock are considered participating securities. In accordance with the two-class method, earnings allocated to participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income per share available (loss attributable) to common stockholders. Holders of participating securities do not have a contractual obligation to share in our losses. As such, for the periods we incur net losses, there is no impact on our calculated net loss per share attributable to common stockholders in applying the two-class method. Accretion of our redeemable convertible preferred stock dividend is excluded from income attributable to common stockholders.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

Under the two-class method, net income available (loss attributable) to common stockholders is determined by allocating undistributed earnings, calculated as net income per share available (loss attributable) to common stockholders less current period Series A, Series B, Series C and Series D preferred stock non-cumulative dividends, among our common stock and participating securities. In computing diluted net income per share available (loss attributable) to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per share available (loss attributable) to common stockholders is computed by dividing the net income per share available (loss attributable) to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share available (loss attributable) to common stockholders is computed by dividing the net income per share available (loss attributable) to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method. For purposes of this calculation, participating securities, stock options to purchase common stock and warrants to purchase convertible preferred stock are considered to be common stock equivalents and are excluded from the calculation of diluted net income per share available (loss attributable) to common stockholders if their effect is antidilutive.

Unaudited Pro Forma Net Income Per Share Available (Loss Attributable) to Common Stockholders

In contemplation of our initial public offering, we have presented unaudited pro forma basic and diluted net income per share available (loss attributable) to common stockholders, which has been calculated assuming (i) the conversion of all series of our redeemable convertible preferred stock and convertible preferred stock (using the as-if converted method) into shares of common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later; and (ii) the conversion of our convertible preferred stock warrants into common stock warrants as though the conversions had occurred at the beginning of the period. As a result, we have reversed the accretion on our redeemable convertible preferred stock and removed the gains and losses from the remeasurement of the convertible preferred stock warrant liability to fair value from the numerator in the pro forma basic and diluted net income per share available (loss attributable) to common stockholders calculation.

Unaudited Supplemental Pro Forma Net Income Per Share Available (Loss Attributable) to Common Stockholders

In contemplation of our initial public offering, we have presented unaudited supplemental pro forma basic and diluted net income per share available (loss attributable) to common stockholders, which has been calculated assuming (i) the conversion of all series of our redeemable convertible preferred stock and convertible preferred stock (using the as-if converted method) into shares of common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later; (ii) the conversion of our convertible preferred stock warrants into common stock warrants as though the conversion had occurred at the beginning of the period; and (iii) the repayment in full of outstanding borrowings under the Company’s credit facility using proceeds from the Company’s initial public offering as if this transaction had occurred as of September 30, 2013.

Recently Issued and Adopted Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment. The objective of ASU No. 2012-02 is to simplify how entities test indefinite-lived intangible assets for impairment. ASU No. 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. If an indefinite-lived asset has qualitative factors that indicate impairment, the entity would then be required to perform the quantitative impairment test. An entity can choose to perform the qualitative assessment on none,

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

some, or all of its indefinite-lived intangible assets. Moreover, an entity can bypass the qualitative assessment and perform the quantitative impairment test for any indefinite-lived intangible asset in any period. The revised standard is effective for annual and interim indefinite-lived impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We adopted ASU 2012-02 on January 1, 2013, and the adoption did not have a material impact on our consolidated financial statements as we do not have a material balance of indefinite lived intangible assets.

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This new standard requires the netting of unrecognized tax benefits (“UTBs”) against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs. This new guidance is effective for us beginning January 1, 2014, with early adoption permitted. Since ASU 2013-11 only impacts financial statement disclosure requirements for unrecognized tax benefits, we do not expect its adoption to have an impact on our consolidated financial statements.

2. Fair Value Measurements

We measure and report our cash equivalents and convertible preferred stock warrant liability at fair value. The following table sets forth the fair value of our financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy:

	December 31, 2011
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets
Money market funds	$10,007	$—	$—	$10,007

Financial Liability
Convertible preferred stock warrant liability	$—	$—	$1,445	$1,445

	December 31, 2012
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets
Money market funds	$8,022	$—	$—	$8,022

Financial Liability
Convertible preferred stock warrant liability	$—	$—	$2,197	$2,197

	September 30, 2013
	Level I	Level II	Level III	Total
	(Unaudited)
	(In thousands)
Financial Assets
Money market funds	$17,027	$—	$—	$17,027

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

We did not have realized gains or losses for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 related to our financial assets.

The following table sets forth a summary of the changes in the fair value of our Level III financial liabilities:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
Fair value, beginning balance	$942	$1,445	$1,445	$2,197
Fair value of convertible preferred stock warrants at exercise	(10)	(52)	—	(2,199)
Change in fair value of Level III liabilities	513	804	103	2

Fair value, ending balance	$1,445	$2,197	$1,548	$—

3. Balance Sheet Components

Allowance for Doubtful Accounts and Sales Return Reserve

The allowance for doubtful accounts consists of the following activity:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
Allowance for doubtful accounts, beginning balance	$299	$793	$793	$1,494
Charged to expenses	605	712	347	659
Write-offs	(111)	(11)	(1)	(726)

Allowance for doubtful accounts, ending balance	$793	$1,494	$1,139	$1,427

The sales return reserve consists of the following activity:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
Sales return reserve, beginning balance	$219	$296	$296	$500
Charged to revenue	452	618	438	491
Utilization of sales return reserve	(375)	(414)	(234)	(296)

Sales return reserve, ending balance	$296	$500	$500	$695

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

Inventory

Inventory consists of the following:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Raw materials	$2,447	$6,380	$8,641
Finished goods	6,121	7,935	6,738

Total inventory	$8,568	$14,315	$15,379

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Taxes receivable	$737	$2,078	$1,674
Deferred tax assets, current portion	411	672	672
Other prepaid expenses and current assets	861	2,116	2,337

Total prepaid expenses and other current assets	$2,009	$4,866	$4,683

Property and Equipment, net

Property and equipment, net consists of the following:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Equipment	$7,103	$12,911	$19,317
Software	606	2,157	2,343
Leasehold improvements	1,127	1,266	1,308
Furniture and fixtures	265	653	715
Construction in progress	884	92	—

Property and equipment, gross	9,985	17,079	23,683
Less: accumulated depreciation and amortization	(5,047)	(9,310)	(14,212)

Total property and equipment, net	$4,938	$7,769	$9,471

Depreciation and amortization on our property and equipment for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 was $2.8 million, $4.7 million, $3.4 million and $4.9 million.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

Other Assets

Other assets consist of the following:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Security deposits	$630	$672	$713
Debt issuance costs	—	—	998
Deferred offering costs	—	—	181
Other	365	160	172

Total other assets	$995	$832	$2,064

Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Accrued payroll expenses	$3,961	$6,213	$8,055
Accrued tax liabilities	1,683	2,035	2,243
Other	1,488	3,762	5,502

Total accrued liabilities	$7,132	$12,010	$15,800

Deferred Revenue

Deferred revenue consists of the following:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Deferred revenue:
Products	$1,753	$2,143	$1,722
Services	16,297	25,564	30,516

Total deferred revenue	18,050	27,707	32,238
Less: current portion of deferred revenue	(12,142)	(19,374)	(21,928)

Noncurrent portion of deferred revenue	$5,908	$8,333	$10,310

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

4. Intangible Assets

The gross carrying amount and accumulated amortization of our intangible assets are as follows:

	Amortization Period	Gross Value	Accumulated Amortization	Net Carrying Value
		(In thousands)
December 31, 2011
Customer relationships	45 months	$1,746	$(1,281)	$465
Patents	130 months	1,436	(110)	1,326

		$3,182	$(1,391)	$1,791

December 31, 2012
Customer relationships	45 months	$1,746	$(1,746)	$—
Patents	130 months	1,436	(239)	1,197

		$3,182	$(1,985)	$1,197

September 30, 2013
Patents (unaudited)	130 months	$1,436	$(335)	$1,101

In March 2011, we acquired certain patents to complement our existing network solutions and technology patents from a third-party. As a result of the acquisition, we recorded intangible assets of $1.4 million during the year ended December 31, 2011.

We recognized intangible asset amortization in the consolidated statements of operations as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
Cost of revenue	$110	$129	$96	$96
Sales and marketing	466	465	349	—

Total intangible asset amortization	$576	$594	$445	$96

As of December 31, 2012, estimated amortization related to our identifiable acquisition-related intangible assets in future periods is as follows:

Years Ending December 31:	Amount
(In thousands)
2013	$133
2014	133
2015	133
2016	133
2017	133
Thereafter	532

Total	$1,197

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

5. Debt

Our debt consists of the following:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Revolving credit facility	$—	$5,000	$25,000
Term loan	1,654	631	—

Total debt	1,654	5,631	25,000
Less: current portion of revolving credit facility	—	(5,000)	—
Less: current portion of term loan	(1,023)	(631)	—

Total long-term debt	$631	$—	$25,000

Current Credit Agreement

In September 2013, we entered into a credit agreement with Royal Bank of Canada, JPMorgan Chase Bank, N.A. and Bank of America, N.A. as lenders. The credit agreement provides a three year $35.0 million revolving credit facility, which includes a maximum $10.0 million letter of credit facility.

The revolving credit facility bears interest at a rate per annum based on either, at our election, (i) an alternate base rate plus a margin ranging from 1.75% to 2.50% depending on our total leverage ratio, or (ii) the London interbank offered rate, or LIBOR, based on one, two, three or six month interest periods plus a margin ranging from 2.75% to 3.50% depending on our total leverage ratio. The alternate base rate is equal to the greatest of (i) the Royal Bank of Canada’s prime rate, (ii) the federal funds rate plus a margin equal to 0.50% and (iii) the Eurodollar rate for a one month interest period plus a margin equal to 1.00%. Our interest rate as of September 30, 2013 was 3.68% per annum. Interest expense is paid quarterly. We are also required to pay quarterly facility fees of 0.45% per annum on the average daily unused portion of the revolving credit facility. We may prepay the loans or terminate or reduce the commitments at any time, without premium or penalty. The revolving credit facility matures on September 30, 2016.

On September 30, 2013, we drew down $25.0 million on the revolving credit facility. In addition, we incurred $1.0 million of debt issuance costs that were directly attributable to the issuance of this revolving credit facility. These costs are being amortized to interest expense in our accompanying consolidated statements of operations over the term of the loan. As of September 30, 2013, the unamortized debt issuance costs of $1.0 million were included within other assets in our consolidated balance sheets.

Our obligations under the credit agreement are secured by a security interest on substantially all of our assets, including our intellectual property. The credit agreement contains customary non-financial covenants, and also requires us to comply with financial covenants. One financial covenant requires us to maintain a total leverage ratio, which is defined as total consolidated debt to trailing Adjusted EBITDA (defined as earnings before interest expense, tax expense, depreciation, amortization and stock-based compensation, adjusted for certain other non-cash or non-recurring income or expenses such as specified litigation settlement payments and litigation expenses). In addition, we must maintain a minimum amount of liquidity based on our unrestricted cash and availability under the revolving credit facility. The credit agreement includes customary events of default that could result in the acceleration of our obligations under the revolving credit facility; however, we also have the ability, in certain instances, to cure non-compliance with the financial covenants through qualified equity contributions by certain holders of our equity. We were in compliance with these covenants as of September 30, 2013.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

Our scheduled principal payments on our outstanding borrowings as of September 30, 2013 are payable on September 30, 2016.

Expired Credit Agreements

As discussed in Note 6, Settlement of Brocade Litigation, in July 2013 we entered into an unsecured convertible promissory note with Brocade for $70.0 million as part of the terms of our legal settlement. The interest rate on the convertible promissory note was fixed at 8.0% and matured on December 28, 2013. The convertible promissory note was repaid in September 2013. We recognized interest expense of $1.1 million for the nine months ended September 30, 2013 on the convertible promissory note in the accompanying consolidated statements of operations.

In January 2010 (and as amended in July 2010 and May 2011), we entered into a loan and security agreement with Silicon Valley Bank (“SVB”) with maximum borrowing capacity of up to $5.0 million. Our interest rate as of December 31, 2012 was 4.5% per annum. We were also required to pay a collateral handling fee of 0.30% per month on the financed balance. The revolving credit facility was secured by substantially all of the assets of the Company, including intellectual property. The revolving credit facility was to mature on January 22, 2012. In 2013, we extended the maturity date of this revolving credit facility to June 30, 2013. The revolving credit facility was repaid on maturity.

In conjunction with the amendment to the loan and security agreement in July 2010, we also entered into a $3.0 million term loan. The interest rate on the term loan was fixed at 6.85% and interest payments were due monthly. The term loan was repayable in 36 monthly installments of principal and interest. The term loan was secured by substantially all of the assets of the Company, including intellectual property. The term loan matured on July 22, 2013.

6. Commitments and Contingencies

Legal Proceedings

From time to time, we may be party or subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, including proceedings and claims that relate to intellectual property matters. Some of these proceedings involve claims that are subject to substantial uncertainties and unascertainable damages. Accordingly, except as disclosed, we have not established reserves or ranges of possible loss related to these proceedings, as at this time in the proceedings, if any, the matters do not relate to a probable loss and/or amounts are not reasonably estimated. Although we believe that we have a strong defense for the litigation proceedings described below, there are many uncertainties associated with any litigation and these actions or other third-party claims against us may cause us to incur costly litigation and/or substantial settlement charges that could have a material adverse effect on our results of operations, financial position, or cash flows. In addition, the resolution of any future intellectual property litigation may require us to make royalty payments and/or settlement payments, which could adversely affect gross margin and operating expenses in future periods.

Settled Litigation

Brocade, et al. v. A10, et al; A10 v. Brocade

In August 2010, Brocade Communications Systems, Inc., and its wholly-owned subsidiary Foundry Networks, LLC (collectively, “Brocade”), filed a complaint against the Company in the United States District Court for the Northern District of California, ultimately alleging that the Company’s AX series products infringe thirteen Brocade patents, as well as a number of Brocade copyrights. Brocade also asserted claims of trade secret

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

misappropriation, breach of contract, intentional interference with prospective economic advantage, intentional interference with contract, and unfair competition against our CEO, several other Company employees, and one non-employee.

Separately, and on September 9, 2011, the Company filed a complaint in the Central District of California, alleging (among other things) that Brocade infringed two patents.

Settlement of Brocade Litigation

In May 2013, Brocade and the Company reached a comprehensive settlement agreement. The settlement agreement resolved all outstanding disputes between and among the parties, included general releases, and included patent peace for extended and specified periods. Each party was to bear its own fees and costs. The Company, for its part, agreed to satisfy a $75.0 million stipulated judgment.

The settlement fee of $75.0 million was recognized by the Company in litigation expense in the accompanying consolidated statement of operations for the year ended December 31, 2012.

Pursuant to the terms of the Brocade settlement agreement, the Company paid $5.0 million in cash to Brocade on June 25, 2013. Also, on July 22, 2013, the Company entered into a Note and Warrant Purchase Agreement with Brocade and issued a $70.0 million unsecured convertible promissory note payable to Brocade. The note bore interest at a rate of 8% per annum and had a maturity date six months from the issuance date. Brocade had the option within 30 days after the issuance of the convertible promissory note to convert up to 50% of the outstanding principal amount of the convertible promissory note into the Company’s Series D redeemable convertible preferred stock at the lowest price any investor should pay upon purchasing any share of the Company’s Series D redeemable convertible preferred stock. That option expired unexercised in August 2013. The Company also issued certain warrants to Brocade which by their terms were to become exercisable incrementally only if the convertible promissory note remained outstanding for 90 days or more after issuance. On September 30, 2013, the Company repaid the convertible promissory note in full including $1.1 million of accrued interest, upon which payment of the warrants expired (never having become exercisable). On October 9, 2013, the Court issued an order regarding the satisfaction of judgment. This final order also dissolved two injunctions that had been issued in January and February 2013.

As part of the settlement agreement, the Company granted Brocade a fully paid up, non-exclusive, irrevocable license to use its patented intellectual property through May 2025. The Company also agreed not to use certain old versions of its source code, except to service versions of product already sold to its customers before February 2013. In addition, Brocade and the Company provided certain covenants to not sue each other for various periods of time and certain general releases.

Allegro v. A10

In September 2012, Allegro Software Development, Inc. filed an action against the Company in the United States District Court for the District of Massachusetts. The civil action alleged actual damages of $2.1 million as a result of breach of contract, misappropriation of confidential information and trade secrets, misappropriation of trade secrets, and unfair and deceptive trade practices. The Company recorded a litigation reserve of $0.3 million in 2011 as the estimated possible loss in regards to this matter. In June 2013, Allegro and the Company entered into a settlement agreement whereby the Company paid $0.9 million in cash to resolve all claims relating to the licensing and use of Allegro’s software. As the result of the settlement agreement, the Company recognized an additional $0.6 million in litigation expense in 2012.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

Yajie v. A10

In February 2011, Yajie, Inc. filed an action against the Company in the Beijing First Intermediate People’s Court in China. The civil action alleged actual damages of $0.3 million as a result of breach of contract. The Company recorded a litigation reserve of $0.3 million in 2012. In October 23, 2013, the Company entered into a settlement agreement with Yajie pursuant to which all disputes between the parties will be resolved and dismissed. As part of the settlement, Yajie agreed to promptly return certain equipment to the Company, and the Company agreed to promptly pay $0.3 million in cash.

Pending Litigation

Radware v. A10

In May 2013, Radware, Ltd., and Radware, Inc. (collectively, “Radware”) filed suit against the Company in the United States District Court for the Northern District of California, asserting that the Company’s AX Series products infringe three of Radware’s U.S. patents. The Company responded to the complaint on June 24, 2013. No trial date has been set.

Parallel v. A10

In November 2013, Parallel Networks, LLC (“Parallel Networks”), which we believe is a non-practicing patent holding company, filed a lawsuit against us in the United States District Court for the District of Delaware. In the lawsuit, Parallel Networks alleges that our AX and Thunder series products infringe two of their U.S. patents. Parallel Networks is seeking injunctive relief, damages and attorneys’ fees and costs. Parallel Networks has asserted similar claims against other companies, including Array Networks, Inc., Barracuda Networks, Inc., Brocade Communications Systems, Inc., Citrix Systems, Inc., Riverbed Technology, Inc. and SAP AG. This matter is in its earliest stages, but we intend to defend ourselves vigorously against Parallel Networks’ allegations.

The Company intends to vigorously defend this lawsuit, and while it cannot presently predict the outcome, believes there is a reasonable possibility a liability has been incurred. However, as of September 30, 2013, the Company is unable to reasonably estimate a possible loss or range of possible loss in regards to this matter; therefore, no litigation reserve has been recorded in the accompanying consolidated balance sheet.

Lease and Other Commitments

Commencing in 2012, we entered into an equipment financing arrangement with a financial institution whereby the financial institution purchases and leases to us, equipment (primarily computer and network-related) for use in our business. Amounts financed under the leases are accounted for as capital leases. We financed $0.8 million under the arrangement in 2012. As of December 31, 2012 and September 30, 2013, we had outstanding borrowings of $0.6 million and $0.4 million under the arrangement.

We lease various operating spaces in California, Asia, and Europe under noncancelable operating lease arrangements that expire on various dates through January 2016. These arrangements require us to pay certain operating expenses, such as taxes, repairs, and insurance and contain renewal and escalation clauses. We recognize rent expense under these arrangements on a straight-line basis over the term of the lease.

In 2008, we entered into a technology licensing arrangement that requires us to make payments over the life of the associated patents which are expected to expire in 2020.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

As of December 31, 2012, the aggregate future noncancelable minimum lease payments for our capital leases and operating leases consist of the following:

Years Ending December 31:	Capital Leases	Operating Leases	Technology Licensing Arrangement
	(In thousands)
2013	$312	$2,175	$120
2014	286	2,049	140
2015	—	1,837	140
2016	—	1,466	140
2017	—	1,476	140
Thereafter	—	3,360	280

	598	$12,363	$960

Less: amount representing interest	(19)

Present value of future minimum payments	579
Less: current portion of capital lease obligations	(298)

Long-term portion of capital lease obligations	$281

Rent expense for all operating leases amounted to $1.1 million, $2.6 million, $1.9 million and $2.2 million for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013. As of December 31, 2012 and September 30, 2013, the current portion of our capital lease obligations is a component of accrued liabilities and the long-term portion is a component of other noncurrent liabilities in the accompanying consolidated balance sheets.

Guarantees

We have entered into agreements with some of our customers that contain indemnification provisions in the event of claims alleging that our products infringe the intellectual property rights of a third party. Other guarantees or indemnification arrangements include guarantees of product and service performance and standby letters of credit for lease facilities and corporate credit cards. We have not recorded a liability related to these indemnification and guarantee provisions and our guarantees and indemnification arrangements have not had any significant impact on our consolidated financial statements to date.

7. Common Stock Reserved for Issuance

We had reserved shares of common stock, on an as-converted basis, for future issuance as follows:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Conversion of outstanding Series A convertible preferred stock	33,424	33,424	33,424
Conversion of outstanding Series B convertible preferred stock	26,308	26,308	26,308
Conversion of outstanding Series C convertible preferred stock	53,186	53,226	54,903
Conversion of outstanding Series D redeemable convertible preferred stock	—	—	35,354
Outstanding convertible preferred stock warrants	1,729	1,689	—
Outstanding stock options	22,888	26,479	33,920
Shares reserved for future option grants	6,134	14,253	4,985

	143,669	155,379	188,894

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

8. Preferred Stock

For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013, we issued 15,108, 40,290 and 1,676,669 shares of our Series C convertible preferred stock upon the exercise of our Series C convertible preferred stock warrants.

In June 2013, we issued 50,000 shares of our Series D redeemable convertible preferred stock for gross proceeds of $50.0 million. In September 2013, we issued an additional 30,000 shares of our Series D redeemable convertible preferred stock for gross proceeds of $30.0 million.

Our preferred stock as of December 31, 2011 and 2012 and September 30, 2013 consists of the following:

	December 31, 2011
Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(In thousands)
Series A	33,424	33,424	$6,625	$6,685
Series B	26,308	26,308	8,922	8,945
Series C	54,915	53,186	26,118	26,401

Total convertible preferred stock	114,647	112,918	$41,665	$42,031

	December 31, 2012
Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(In thousands)
Series A	33,424	33,424	$6,625	$6,685
Series B	26,308	26,308	8,922	8,945
Series C	54,915	53,226	26,190	26,421

Total convertible preferred stock	114,647	112,958	$41,737	$42,051

	September 30, 2013
Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(Unaudited)
	(In thousands)
Series A	33,424	33,424	$6,625	$6,685
Series B	26,308	26,308	8,922	8,945
Series C	54,903	54,903	29,202	27,254

Total convertible preferred stock	114,635	114,635	$44,749	$42,884

Redeemable Convertible Preferred Stock:

Series D	115	80	$80,229	$80,000

We recorded the convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Shares of our convertible preferred stock are not currently redeemable. We classify the convertible preferred stock outside of stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within our control (including merger, acquisition, or sale of all or substantially all of our assets), the shares would become redeemable at the option of the holders. We did not adjust the carrying values of the convertible

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

We recorded the Series D redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. We classify the redeemable convertible preferred stock outside of stockholders’ deficit because the shares contain a date-certain redemption feature. We record accretion on the redeemable convertible preferred stock for the difference between the initial net carrying value of $79.4 million and the redemption value on June 27, 2019, the earliest redemption date, of $112.9 million. The accretion will be recognized from the issuance date through the earliest redemption date of June 27, 2019 using the effective interest rate method. For the nine months ended September 30, 2013, we recognized accretion of $0.8 million.

The holders of our preferred stock have various rights, preferences, and privileges as follows:

Conversion Rights

Each share of Series A, Series B, Series C and Series D preferred stock is convertible at the option of the holder into the number of shares of common stock determined by dividing the original issue price by the applicable conversion price. The original issue price per share and initial conversion price per share are $0.20 for Series A, $0.34 for Series B and $0.4964 for Series C convertible preferred stock. As of September 30, 2013, at the current conversion ratios, each share of Series A, Series B and Series C convertible preferred stock will convert on a one-for-one basis into common stock. The original issue price per share and initial conversion price per share are $1,000.00 and $2.2628 for the Series D redeemable convertible preferred stock. As of September 30, 2013, at the current conversion ratio, the Series D redeemable convertible preferred stock will convert on a one-for-441.93 basis into common stock. The conversion price per share for the preferred stock shall be adjusted for certain recapitalizations, splits, combinations, common stock dividends or similar events, as discussed below.

Conversion Rights In the Event of a Qualified Initial Public Offering (IPO)

Each share of preferred stock shall automatically be converted into shares of common stock at the then-effective conversion price upon the consummation of the corporation’s sale of its common stock in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities Act of 1933, as amended, which results in aggregate gross cash proceeds to the corporation in excess of $10.0 million and the public offering price of which is not less than $5.00 per share (adjusted to reflect subsequent stock dividends, stock splits, or recapitalizations). In the event of the automatic conversion of the preferred stock upon a public offering as set forth above, the person(s) entitled to receive the common stock issuable upon such conversion of preferred stock shall not be deemed to have converted such preferred stock until immediately prior to the closing of such sale of securities.

Conversion Price Adjustments

The conversion price per share of the Series A, Series B, Series C and Series D preferred stock will be reduced if we issue any additional stock without consideration or for consideration per share less than the Series A, Series B, Series C and Series D preferred stock conversion price in effect for that series.

The conversion price per share of the Series D redeemable convertible preferred stock will be increased in the event that we recognized $160.0 million in revenue for the year ending December 31, 2013. In addition, if we achieve this revenue target, at the election of the holders of our Series D redeemable convertible preferred stock,

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

we may also be required to issue additional shares to the holders of our Series D redeemable convertible preferred stock at a price per share equal to $1,000. As of September 30, 2013, no value has been assigned to this forward option, as the probability of achieving this revenue target is low.

Voting Rights

Each share of preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. The holders of convertible preferred stock, voting together as a single class on an as-if-converted basis, have the right to elect two directors. The holders of redeemable convertible preferred stock, voting together as a single class on an as-converted basis, have the right to elect one director. The holders of the common stock, voting together as a single class, have the right to elect two directors. The holders of the common stock and preferred stock, voting together on an as-converted basis, elect the one remaining director.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the corporation, the holders of the Series A, Series B, Series C and Series D preferred stock are entitled to liquidation preferences in the amount of $0.20 per share for the Series A, $0.34 per share for the Series B, $0.4964 per share for the Series C and $1,000 per share for the Series D preferred stock (adjusted to reflect stock splits, stock dividends, and recapitalizations), plus all declared but unpaid dividends. Following distribution of the liquidation preferences to the preferred stockholders, the remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of the preferred stock and common stock pro rata based on the number of shares of common stock held by each on an as-converted basis, subject to the limitation that any holder of preferred stock shall be entitled to participate in the distribution only until such time as the aggregate proceeds received by such holder equals $0.50 per share of Series A, $0.85 per share of Series B, $1.241 per share of Series C and $2,500 per share for the Series D preferred stock.

Any acquisition of the corporation by means of merger or other form of corporate reorganization in which the outstanding shares of the corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a reincorporation transaction) or a sale of all or substantially all of the assets of the Company shall be treated as a liquidation, dissolution, or winding-up of the corporation and shall entitle the holders of preferred stock and common stock to receive at the closing the amounts specified above in cash, securities or other property.

Dividend Rights

The preferred stockholders are entitled to receive dividends at a rate of $0.012 per share of Series A per annum, $0.0204 per share of Series B per annum, $0.029784 per share of Series C per annum and $60 per share of Series D per annum (adjusted to reflect stock splits, stock dividends, and recapitalizations). Such dividends are payable out of funds legally available, are payable only when and if declared by our board of directors and are noncumulative. No dividends may be paid on the common stock during any fiscal year until the Series A, Series B, Series C and Series D preferred stockholders have received their dividend preference for that fiscal year. After the payment of these dividends, any dividends declared by our board of directors out of funds legally available shall be shared equally among all outstanding shares on an as-converted basis. No dividends have been declared to date.

Redemption Rights

The Series A, Series B and Series C convertible preferred stock does not contain any date-certain redemption features.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

If our Series D redeemable convertible preferred stock is still outstanding on or after June 27, 2019, (which is the sixth anniversary of the initial issuance of our Series D redeemable convertible preferred stock), at the election of the Series D majority by written notice to the corporation, we will be required to redeem all requested, or any portion of, the holders of a majority of the outstanding shares of Series D redeemable convertible preferred stock, out of funds legally available therefor. The redemption price is an amount per share equal to the Series D redeemable convertible preferred stock purchase price of $1,000 per share (as adjusted to reflect subsequent stock dividends, stock splits or recapitalizations), plus a cumulative dividend of 6.0% of the Series D redeemable convertible preferred stock purchase price. The redemption date shall be no later than thirty days following the Company’s receipt of such written notice. On June 27, 2019, the aggregate redemption value of the Series D redeemable convertible preferred stock would be $112.9 million.

9. Convertible Preferred Stock Warrants

In conjunction with our Series C convertible preferred stock financing in February 2008, we issued warrants to purchase 2,820,297 shares of Series C convertible preferred stock. The warrants were immediately exercisable in whole or in part over the term of the warrants.

For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013, 15,108, 40,290 and 1,688,924 of the warrants were exercised at an exercise price of $0.4964 per share, resulting in cash proceeds of $7,500, $20,000 and $0.8 million. We classified our convertible preferred stock warrants as liabilities in our accompanying consolidated balance sheets. The convertible preferred stock warrant liability was $1.4 million and $2.2 million as of December 31, 2011 and 2012. Upon exercise of warrants, the fair value of the warrant liability was reclassified to convertible preferred stock. As of September 30, 2013, we did not have any outstanding convertible preferred stock warrants.

10. Stock Option Plans

The total stock-based compensation recognized for stock-based awards granted under the 2004 Stock Option Plan (the “2004 Plan”) and the 2008 Stock Option Plan (the “2008 Plan”) in the consolidated statements of operations is as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
Cost of revenue	$49	$87	$61	$111
Sales and marketing	696	1,316	971	1,542
Research and development	551	776	567	903
General and administrative	168	361	281	324

Total stock-based compensation	$1,464	$2,540	$1,880	$2,880

Total stock-based compensation relating to non-employee stock-based awards was $0.1 million, $0.1 million and $0.1 million for the year ended December 31, 2012 and the nine months ended September 30, 2012 and 2013. Stock-based compensation relating to non-employees was insignificant for the year ended December 31, 2011.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

Determination of Fair Value

The estimated grant-date fair value of our equity-based awards issued to employees was calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Expected term (in years)	6.08	6.08	6.08	6.08
Risk-free interest rate	1.35% – 2.35%	0.82% – 1.10%	0.82% – 1.10%	1.09% – 1.59%
Expected volatility	44.0% – 46.0%	46.0%	46.0%	45.0%
Dividend rate	—%	—%	—%	—%

The fair value of each grant of stock options was determined by the Company and our board of directors using the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

•

Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” we determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants, we estimate expected term using historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award.

•

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

•

Expected Volatility. Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.

•	Dividend Rate. The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

•

Forfeiture Rate. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from our estimates, we might be required to record adjustments to stock-based compensation in future periods.

•

Fair Value of Common Stock. The fair value of the shares of common stock underlying the stock options has historically been determined by our board of directors, with input from management. Because there has been no public market for our common stock, our board of directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations of comparable companies, sales of our convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of our capital stock, and general and industry-specific economic outlook. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange or national market system.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

2004 and 2008 Plans

In 2004 and 2008, we adopted the 2004 Plan and 2008 Plan for the purpose of granting stock-based awards to employees, directors, and consultants. Stock options granted under the stock option plans may be either incentive stock options (“ISOs”) or nonstatutory stock options (“NSOs”). ISOs may be granted to employees with exercise prices not less than the fair value of the common stock on the grant date as determined by the board of directors. Under the 2004 and 2008 Plans, NSOs may be granted to employees, directors, or consultants at exercise prices not less than 85% and 100% of the fair value of the common stock on the grant date as determined by the Company and our board of directors. If, at the time we grant an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of our stock (“10% shareholder”), the exercise price must be at least 110% of the fair value of the common stock on the grant date as determined by the board of directors. Options may be granted with vesting terms as determined by the board of directors. Options granted are exercisable over a maximum term of ten years from the date of grant or five years from the date of grant for 10% shareholders and generally vest over a period of four years.

With the establishment of the 2008 Plan, we no longer grant stock options under the 2004 Plan.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

A summary of activity under our stock option plans and related information are as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(In thousands)				(In thousands)
Outstanding—December 31, 2010	657	16,612	$0.21	8.5	$8,174
Options authorized	14,452	—	—
Options granted	(9,956)	9,956	0.79
Options exercised	—	(2,915)	0.32
Common stock repurchased	216	—	—
Options canceled	765	(765)	0.46

Outstanding—December 31, 2011	6,134	22,888	0.44	8.3	$13,080
Options authorized	15,000	—	—
Options granted	(8,859)	8,859	1.05
Options exercised	—	(3,528)	0.40
Common stock repurchased	238	—	—
Options canceled	1,740	(1,740)	0.85

Outstanding—December 31, 2012	14,253	26,479	0.62	7.9	$24,297
Options granted (unaudited)	(10,916)	10,916	1.60
Options exercised (unaudited)	—	(1,932)	0.90
Common stock repurchased (unaudited)	105	—	—
Options canceled (unaudited)	1,543	(1,543)	1.02

Outstanding—September 30, 2013 (unaudited)	4,985	33,920	$0.90	7.8	$43,626

Vested—December 31, 2012		12,716	$0.37	7.0	$14,815

Vested and expected to vest—December 31, 2012		25,240	$0.61	7.9	$23,565

Vested—September 30, 2013 (unaudited)		17,467	$0.52	6.7	$29,210

Vested and expected to vest—September 30, 2013 (unaudited)		32,229	$0.88	7.8	$42,340

The total estimated fair value for stock-based compensation awards granted to employees for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 was $3.5 million, $4.5 million, $3.6 million and $7.6 million. The weighted-average grant-date fair value of options granted to employees for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 was $0.36, $0.52, $0.52 and $0.73 per share. The intrinsic value of options exercised for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, was determined to be $1.3 million, $2.6 million, $1.6 million and $1.5 million.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

The stock options outstanding and exercisable under our stock option plans as of December 31, 2012, are as follows:

	Options Outstanding and Exercisable			Options Vested and Exercisable
Range of Exercise Price	Number of Shares Underlying Outstanding Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price per Share	Number of Shares Underlying Vested Options	Weighted- Average Exercise Price per Share
	(In thousands)			(In thousands)
$0.001—$0.10	1,434	3.8	$0.04	1,434	$0.04
$0.11—$0.20	8,591	6.8	0.17	6,673	0.16
$0.21—$0.70	1,640	8.0	0.70	898	0.70
$0.71—$0.80	6,371	8.4	0.80	3,260	0.80
$0.81—$0.90	3,279	9.0	0.81	384	0.81
$0.91—$1.20	5,164	9.6	1.18	67	1.16

	26,479	7.9	$0.62	12,716	$0.37

The total fair value of options vested for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, was $0.9 million, $2.3 million, $1.7 million and $2.7 million. As of December 31, 2012 and September 30, 2013, we have stock-based compensation of $5.5 million and $9.7 million related to unvested stock options net of estimated forfeitures that we expect to recognize over a weighted-average period of 2.4 years and 3.1 years.

Early Exercise of Stock Options

We typically allow our employees and directors to exercise options granted under the stock option plans prior to vesting. The unvested shares are subject to our repurchase right at the original purchase price. The proceeds from the early exercise of stock options initially are recorded in other noncurrent liabilities and reclassified to common stock as our repurchase right lapses. We issued 1,633,478, 1,157,769, 962,183 and 995,371 shares of common stock for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 upon early exercise of stock options. For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, we repurchased 216,648, 237,934, 215,017 and 105,660 shares of unvested common stock related to early exercise stock options at the original purchase price due to the termination of employees. As of December 31, 2011 and 2012 and September 30, 2013, 2,026,062, 1,326,164 and 1,334,281 shares held by employees and directors were subject to repurchase at an aggregate price of $0.7 million, $0.7 million and $1.4 million.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

11. Net Income Per Share Available (Loss Attributable) to Common Stock

The following table sets forth the computation of our basic and diluted net income per share available (loss attributable) to common stock:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
Numerator:
Basic:
Net income available (loss attributable) to common stockholders	$7,304	$(90,150)	$(87,724)	$(22,283)
Less noncumulative dividends on convertible preferred stock	(2,522)	—	—	—
Less undistributed earnings allocated to participating securities	(3,839)	—	—	—

Net income available (loss attributable) to common stockholders, basic	$943	$(90,150)	$(87,724)	$(22,283)

Diluted:
Net income attributable (loss available) to common stockholders, basic	$943	$(90,150)	$(87,724)	$(22,283)
Add undistributed earnings re-allocated to participating securities	285	—	—	—

Net income attributable (loss available) to common stockholders, diluted	$1,228	$(90,150)	$(87,724)	$(22,283)

Denominator:
Basic:
Weighted-average shares used in computing net income per share available (loss attributable) to common stockholders, basic	27,737	31,288	30,854	34,324

Diluted:
Weighted-average shares used in computing net income per share available (loss attributable) to common stockholders, basic	27,737	31,288	30,854	34,324
Add weighted-average effect of dilutive securities:
Stock options	10,621	—	—	—
Convertible preferred stock warrants	653	—	—	—

Weighted-average shares used in computing net income per share available (loss attributable) to common stockholders, diluted	39,011	31,288	30,854	34,324

Net income per share available (loss attributable) to common stockholders:
Basic	$0.03	$(2.88)	$(2.84)	$(0.65)

Diluted	$0.03	$(2.88)	$(2.84)	$(0.65)

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income per share available (loss attributable) to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
Redeemable convertible preferred stock and convertible preferred stock (on an as-converted basis)	—	112,920	112,918	122,235
Stock options to purchase common stock	6,857	25,996	25,660	30,290
Common stock subject to repurchase	414	1,778	1,902	1,306
Convertible preferred stock warrants	—	1,727	1,729	221

	7,271	142,421	142,209	154,052

The following table sets forth the computation of our unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2012 and the nine months ended September 30, 2013:

	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
	(Unaudited)
	(In thousands)
Net loss per share attributable to common stockholders	$(90,150)	$(22,283)
Change in fair value of convertible preferred stock warrant liability	804	2
Accretion of redeemable convertible preferred stock dividends	—	788

Net loss per share attributable to common stockholders used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	$(89,346)	$(21,493)

Weighted-average shares used in computing net loss per share attributable to common stock, basic and diluted	31,288	34,324
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock and convertible preferred stock	112,920	122,235

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	144,208	156,559

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.62)	$(0.14)

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

The following table sets forth the computation of our unaudited supplemental pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2012 and the nine months ended September 30, 2013:

	Year Ended December 31, 2012		Nine Months Ended September 30, 2013
	(Unaudited)
	(In thousands)
Net loss per share attributable to common stockholders		$(90,150)		$(22,283)
Change in fair value of convertible preferred stock warrant liability		804		2
Accretion of redeemable convertible preferred stock dividends		—		788
Supplemental pro forma adjustment to eliminate the interest expense on outstanding borrowings to be repaid with the proceeds from the initial public offering		—		3

Net loss per share attributable to common stockholders used in computing supplemental pro forma net loss per share attributable to common stockholders, basic and diluted		$(89,346)		$(21,490)

Weighted-average shares used in computing net loss per share attributable to common stock, basic and diluted		31,288		34,324
Supplemental pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock and convertible preferred stock		112,920		122,235
Supplemental pro forma adjustment to reflect shares issued to repay outstanding borrowings		—

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted	$		$

12. Income Taxes

The geographical breakdown of income (loss) before provision for income taxes is as follows:

	Year Ended December 31,
	2011	2012
	(In thousands)
Domestic	$7,299	$(90,694)
International	855	1,302

Income (loss) before provision for income taxes	$8,154	$(89,392)

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2011	2012
	(In thousands)
Current provisions for income taxes:
Federal	$—	$—
State	78	37
Foreign	914	736

Total current	992	773

Deferred tax benefit:
Foreign	(142)	(15)

Total provision for income taxes	$850	$758

The reconciliation of the statutory federal income tax and our effective income tax is as follows:

	Year Ended December 31,
	2011	2012
	(In thousands)
Tax at statutory federal rate	$2,773	$(30,393)
State tax—net of federal benefit	51	24
Foreign rate differential	443	199
Change in valuation allowance	(3,132)	29,649
Stock compensation and other permanent items	650	1,199
Expenses for uncertain tax positions	56	86
Others	9	(6)

Provision for income taxes	$850	$758

The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows:

	December 31,
	2011	2012
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$3,538	$3,530
Research and development credits, net of uncertain tax positions	1,865	2,473
Accruals, reserves, and other	4,008	36,241
Amortization	418	562

Gross deferred tax assets	9,829	42,806
Valuation allowance	(9,107)	(42,048)

Total deferred tax assets	722	758
Deferred tax liabilities:
Fixed assets depreciation	(439)	(451)
Others	(11)	(20)

Total deferred tax liabilities	(450)	(471)

Net deferred tax assets	$272	$287

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the recorded cumulative net losses in prior fiscal periods, we recorded a full valuation allowance of $9.1 million and $42.0 million against the net U.S. deferred tax assets as of December 31, 2011 and 2012. The net valuation allowance decreased by $2.4 million for the year ended December 31, 2011 and increased by $32.9 million for the year ended December 31, 2012.

As of December 31, 2011 and 2012, we had U.S. federal net operating loss carryforwards of $5.4 million and $4.6 million and state net operating loss carryforwards of $42.9 million and $42.3 million. The federal net operating loss carryforwards will expire at various dates beginning in the year ending December 31, 2030, if not utilized. The state net operating loss carryforwards will expire at various dates beginning in the year ending December 31, 2015, if not utilized. Additionally, as of December 31, 2011 and 2012, we had U.S. federal research and development credit carryforwards of $1.6 million and $1.6 million and state research and development credit carryforwards of $0.8 million and $1.9 million. The federal credit carryforwards will begin to expire at various dates beginning in 2025 while the state credit carryforwards can be carried over indefinitely.

Utilization of the net operating losses and credit carryforwards may be subject to an annual limitation provided for in the Internal Revenue Code and similar state codes. Any annual limitation could result in the expiration of net operating loss and credit carryforwards before utilization.

Our policy with respect to our undistributed foreign subsidiaries earnings is to consider those earnings to be indefinitely reinvested and, accordingly, no related provision for U.S. federal and state income taxes has been provided. Upon distribution of those earnings in the form of dividends or otherwise, we may be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes in the various countries. As of December 31, 2011 and 2012, the undistributed earnings were $0.5 million and $0.9 million.

Uncertain Tax Positions

As of December 31, 2011 and 2012, we had gross unrecognized tax benefits of $1.3 million and $1.5 million, none of which would materially impact the effective tax rate if realized during the year due to our full valuation allowance position. Our policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items in the provision for income tax.

The activity related to the unrecognized tax benefits is as follows:

	Year Ended December 31,
	2011	2012
	(In thousands)
Gross unrecognized tax benefits—beginning balance	$1,057	$1,348
Increases related to tax positions taken during current year	291	115
Decreases related to tax positions taken during the current year	—	—

Gross unrecognized tax benefits—ending balance	$1,348	$1,463

These amounts are related to certain deferred tax assets with a corresponding valuation allowance. If recognized, the impact on our effective tax rate would not be material due to the full valuation allowance.

We believe that there will not be any significant changes in our unrecognized tax benefits in the next 12 months.

We are subject to taxation in the United States, various states, and several foreign jurisdictions. All tax years remain open and are subject to examinations by the appropriate governmental agencies in all of the jurisdictions where we file tax returns. We are not currently under examination in any major jurisdiction.

A10 NETWORKS, INC.

Notes to Consolidated Financial Statements

13. Segment Information

Our chief operating decision maker (CODM) is our Chief Executive Officer. Our CODM reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. Accordingly, we were determined to have a single reportable segment and operating segment structure.

The following table represents total revenue based on the customer’s location, as determined by the customer’s shipping address:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
United States	$38,674	$43,389	$29,411	$47,512
Japan	37,504	58,653	44,040	31,071
Asia Pacific, excluding Japan	8,679	10,315	7,479	9,024
EMEA	4,812	6,469	3,842	6,598
Other	1,609	1,240	956	5,333

Total revenue	$91,278	$120,066	$85,728	$99,538

No other country outside of the United States and Japan comprised 10% or greater of our revenue for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

Our long-lived assets, net by location are summarized as follows:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
United States	$4,362	$6,659	$8,235
Japan	658	614	610
Asia Pacific, excluding Japan	1,699	1,639	1,691
EMEA	10	54	36

Total property and equipment, net and intangible assets, net	$6,729	$8,966	$10,572

14. Related-Party Transactions

Revenue recognized from a significant stockholder, acting as a reseller of Company products, was $3.3 million, $5.4 million, $3.0 million and $3.7 million for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013. As of December 31, 2011 and 2012 and September 30, 2013, we had gross accounts receivable of $0.4 million, $0.5 million and $0.4 million from this significant stockholder. As of December 31, 2011 and 2012 and September 30, 2013, we had no outstanding payable balances to this significant stockholder.

15. Subsequent Events

We evaluated subsequent events through November 26, 2013, the date these consolidated financial statements were issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee		*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

On completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the restated certificate of incorporation and bylaws of the Registrant will provide that:

•

The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The Registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the restated certificate of incorporation and bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2010, the Registrant issued the following unregistered securities:

a.	Preferred Stock Issuances

On June 27, 2013, the Registrant issued 50,000 shares of its Series D redeemable convertible preferred stock to four entities, each of which is related to Summit Partners, L.P., at a purchase price of $1,000 per share.

On September 30, 2013, the Registrant issued 30,000 shares of its Series D redeemable convertible preferred stock to the same four entities at a purchase price of $1,000 per share.

b.	Option and Common Stock Issuances

From January 1, 2010 through November 15, 2013, the Registrant granted to its officers, directors, employees, consultants and other service providers options to purchase an aggregate of 43,734,422 shares of common stock under its 2008 Stock Plan at exercise prices ranging from $0.19 to $2.27 per share. Of the options granted, options to purchase 150,000 shares of common stock was granted to 1 non-employee director with a per share exercise price of $1.65, options to purchase 5,440,000 shares of common stock were granted to 5 executive officers with per share exercise prices ranging from $0.19 to $2.27, options to purchase 37,048,522 shares of common stock were granted to 737 other employees with per share exercise prices ranging from $0.19 to $2.27 and options to purchase 1,095,900 shares of common stock were granted to 31 consultants with per share exercise prices ranging from $0.19 to $2.27.

From January 1, 2010 through November 15, 2013, the Registrant issued and sold to its officers, directors, employees, consultants and other service providers an aggregate of 10,627,216 shares of its common stock upon the exercise of options under its 2008 Stock Plan at exercise prices ranging from $0.05 to $1.65 per share, for a weighted-average exercise price of $0.46; and an aggregate of 1,950,122 shares of its common stock upon the exercise of options under its 2004 Stock Plan at exercise prices ranging from $0.001 to $0.05 per share, at a weighted-average exercise price of $0.05. Of the options exercised, 470,000 shares of common stock were issued to 2 non-employee directors with a per share exercise price of $0.001 to $1.65, 1,658,000 shares of common stock were issued to 4 executive officers with per share exercise prices ranging from $0.05 to $1.65, 10,032,839 shares of common stock were issued to 247 other employees with per share exercise prices ranging from $0.01 to $1.65 and 416,499 shares of common stock were issued to 6 consultants with per share exercise prices ranging from $0.12 to $0.81.

In May 2010, the Registrant issued 22,430 shares of common stock to an individual.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

The offers, sales, and issuances of the securities described in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in Item 15(b) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering, or because they did not involve a sales of securities. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on the day of                      2013.

A10 NETWORKS, INC.

By:
Lee Chen
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lee Chen and Greg Straughn, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Lee Chen	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2014

Greg Straughn	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2014

Robert Cochran	Vice President, Legal and Corporate Collaboration and Secretary and Director	, 2014

Peter Y. Chung	Director	, 2014

Phillip J. Salsbury, P.h.D.	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Restated Certificate of Incorporation of the Registrant, currently in effect.

3.2*	Bylaws of Registrant, as amended, currently in effect.

3.3*	Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.4*	Form of Bylaws of the Registrant, to be in effect upon completion of this offering.

4.1*	Specimen common stock certificate of the Registrant.

4.2*	Fourth Amended and Restated Rights Agreement, dated as of June 27, 2013 between the Registrant and certain holders of the Registrant’s capital stock named therein.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers, to be in effect upon the completion of the offering.

10.2*+	2004 Stock Plan and forms of agreements thereunder.

10.3*+	2008 Stock Plan and forms of agreements thereunder.

10.4*+	2014 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon completion of this offering.

10.5*+	2014 Equity Stock Purchase Plan and forms of agreements thereunder, to be in effect upon completion of this offering.

10.6*+	Offer Letter, dated July 30, 2004, by and between the Registrant and Lee Chen.

10.7*+	Offer Letter, dated November 3, 2008, by and between the Registrant and Rajkumar Jalan.

10.8*+	Offer Letter, dated May 31, 2011, by and between the Registrant and Greg Straughn.

10.9*+	Offer Letter, dated January 4, 2012, by and between the Registrant and Robert Cochran.

10.10*+	Offer Letter, dated July 18, 2013, by and between the Registrant and Ray Smets.

10.11*+	Offer Letter, dated August 28, 2013, by and between the Registrant and Jason Matlof.

10.12†	Reseller Agreement, dated April 2, 2009, by and between the Registrant and NEC Corporation.

10.13	First Amendment to Reseller Agreement, dated May 19, 2011, by and between the Registrant and NEC Corporation.

10.14†	Second Amendment to Reseller Agreement, dated April 1, 2011, by and between the Registrant and NEC Corporation.

10.15†	Third Amendment to Reseller Agreement, dated April 1, 2011, by and between the Registrant and NEC Corporation.

10.16†	Fourth Amendment to Reseller Agreement, dated October 3, 2011, by and between the Registrant and NEC Corporation.

10.17†	Fifth Amendment to Reseller Agreement, dated April 2, 2012, by and between the Registrant and NEC Corporation.

10.18†	Sixth Amendment to Reseller Agreement, dated November 29, 2012, by and between the Registrant and NEC Corporation.

10.19†	Seventh Amendment to Reseller Agreement, dated April 9, 2013, by and between the Registrant and NEC Corporation.

10.20†	Manufacturing Services Agreement, dated December 8, 2006, by and between the Registrant and Lanner Electronics (USA).

Exhibit Number	Description

10.21	Amendment No. 1 to Manufacturing Services Agreement, dated June 27, 2013, by and between the Registrant and Lanner Electronics (USA).

10.22	Contract Manufacturer Agreement, dated July 1, 2008, by and between the Registrant and AEWIN Technologies, Inc.

10.23*	Credit Agreement, dated as of September 30, 2013, among the Registrant, Royal Bank of Canada, as lender and administrative agent, and JPMorgan Chase Bank, N.A., and Bank of America, N.A., as lenders.

10.24*+	Form of Change in Control and Severance Agreement.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-4 to this Registration Statement on Form S-1).

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.